CRAY

THE SUPERCOMPUTER COMPANY



2008 Annual Report

Notice of 2009 Annual Meeting and Proxy Statement

Fellow Shareholders,

2008 was an exceptional year at Cray. Despite a dramatic drop in the worldwide equity markets and a major global economic contraction, we posted one of the strongest years in our history. We achieved several important milestones during 2008, headlined by strong revenue growth and a solid annual profit (excluding the non-cash goodwill impairment). We also successfully installed and achieved acceptance of the first petaflops supercomputer dedicated solely for open science, a significant milestone for Cray, Oak Ridge National Laboratory, the United States Department of Energy and the broader scientific community around the world.

Significant strides were made during the year toward our long-term goals of expanding our addressable market and growing our share of the high performance computing industry. These strategic initiatives are designed to drive two equally valuable items for our shareholders, revenue growth and sustained profitability. We also took a major step forward to improve our balance sheet by repurchasing well over half of our outstanding convertible notes during the fourth quarter of 2008. We remain confident in our capital position and our ability to support future growth.

We had strong performance in both products and services during 2008, resulting in a 52% growth in revenue. Our launch of the Cray XT5 supercomputer brought a new level of scalability and cost-effectiveness to the market. Since we started shipping in the third quarter of 2008, we have delivered nearly 400 Cray XT5 cabinets and an additional 100 cabinets of XT5 upgrades to customers around the globe, breaking our product-shipping volume record. This system combines unprecedented sustained application performance and a lower total cost of ownership by leveraging its investment protection, through upgradability, and lower operating costs, through our revolutionary liquid cooling solution we call ECOphlex. This proprietary technology is now shipping with all of our Cray XT systems and is designed to enable denser, more powerful and scalable supercomputers, all while delivering significant energy savings. Driven by exceptional worldwide demand from existing as well as new customers, the Cray XT5 system is well on its way to becoming one of the most successful products in our company's history, even dating back to the Cray Research days.

We continue to pursue ways to manage our costs and leverage existing resources. As a result of our ongoing commitment to improving internal processes and delivering highly differentiated supercomputers at exceptional value, we experienced strong margin growth for the fourth straight year. Revenue growth and margin expansion drove our gross profit to $111 million in 2008, a 70% increase over 2007 and another company record of which we are all very proud.

As an innovation-driven company, leveraging our research and development is a major focus. In addition to developing leadership supercomputers, we started a Custom Engineering team, focused on designing and delivering customer-tailored computing, storage and consulting solutions designed specifically to fit their individual needs. This is an exciting opportunity to leverage our world-class engineering talent within a technology-led services market, further expanding our addressable market.

Also announced during 2008 was a key initiative to incorporate Intel processors into our product line. With a focus on the systems architecture of future generation supercomputers, this partnership is also designed to enhance the research and development we are doing for the Defense Department's High Productivity Computing System program. We've already kicked-off the new line by launching the Cray CX1, jointly with Microsoft and Intel. The Cray CX1 is a personal supercomputer designed for ease-of-everything, driving high productivity computing into the mainstream — including new industries for us such as petroleum, transportation, manufacturing, and financial services. We expect to deliver both AMD and Intel-based scalable supercomputers in the coming years, further evidence of our commitment to realizing our vision of adaptive supercomputing.

Continuous innovation is an everyday theme at Cray and we are constantly amazed at, and very proud of, the scientific and engineering breakthroughs that our customers are achieving by exploiting the unmatched capability of their Cray supercomputers. It's what energizes us to push technology even further. We have the cash and balance sheet to not only persevere through the current financial crisis but to invest in our future growth — using it as a tremendous opportunity to create a paradigm shift in the industry and reestablish Cray's market leadership.

Driven by strong execution, 2008 was a banner year for Cray. While I am extremely pleased with our accomplishments, I am even more excited about what lies ahead. We have an excellent team and plan in place to continue to achieve our operational and strategic goals. With three new product announcements already planned for 2009 and more coming in 2010, we continue to pursue new ways to innovate and drive value for our customers, enabling growth and profitability for our shareholders.

On behalf of our Board of Directors and management, I would like to thank all of our customers, employees, partners and shareholders for your continued support of the most innovative supercomputing company in the world.

Peter J. Ungaro
President and Chief Executive Officer

CRAY

NOTICE OF 2009 ANNUAL MEETING OF SHAREHOLDERS

Dear Cray Inc. Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders, which will be held at our principal executive offices located at 901 Fifth Avenue, Fifth Avenue Conference Room, Seattle, Washington 98164 on Wednesday, May 13, 2009, at 3:00 p.m. Pacific Time.

At the Annual Meeting, shareholders will have the opportunity to vote on the following matters:

1. To elect eight directors, each to serve a one-year term;
2. To approve our 2009 Long-Term Equity Compensation Plan;
3. To ratify the appointment of Peterson Sullivan LLP as our independent auditors; and
4. To transact all other business as may properly come before the Meeting and all matters incidental to the conduct of the Annual Meeting, including any adjournments or postponements of the Meeting.

Any action on the items of business described above may be considered at the Annual Meeting at the scheduled time and date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed. Your Board of Directors recommends a vote **FOR** the election of the nominees for director, **FOR** the approval of our 2009 Long-Term Equity Compensation Plan and **FOR** ratification of the appointment of our independent auditors.

Only shareholders of record on March 16, 2009, the record date for the Annual Meeting, are entitled to vote on these matters.

At the Annual Meeting, we will review our performance during the past year and comment on our outlook. You will have an opportunity to ask questions about Cray and our operations.

As we did last year, we are furnishing proxy materials over the Internet. Please read the Proxy Statement for more information on this alternative for distributing our proxy materials, which we believe will allow us to provide shareholders with the information they need, while lowering the costs of delivering the Proxy Statement and related materials and reducing the environmental impact of the Annual Meeting.

Your vote is important regardless of the number of shares you own or whether you plan to attend the Annual Meeting in person. You may vote through several different ways, and instructions on the various voting methods are contained in the accompanying Proxy Statement. Even if you plan to attend the Annual Meeting, we urge you to vote at your earliest convenience so we avoid further solicitation costs. Any shareholder attending the meeting may vote in person even if he or she has voted previously.

Details of the business to be conducted at the Annual Meeting are more fully described in the accompanying Proxy Statement.

We look forward to seeing you. Thank you for your ongoing support of and interest in Cray.

Sincerely,

PETER J. UNGARO
President and Chief Executive Officer

Seattle, Washington
March 31, 2009

PROXY STATEMENT

TABLE OF CONTENTS

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, we urge you to vote at your earliest convenience. You may vote by **Internet** or by **telephone** or, if this Proxy Statement was mailed to you, sign, date and return the enclosed **proxy card**.

Promptly voting by Internet or by **telephone** or by returning the **proxy card** will save us the expense and extra work of additional solicitation. If you wish to return the proxy card by mail, an addressed envelope, for which no postage is required if mailed in the United States, is enclosed for that purpose. Voting by Internet or by telephone or by sending in your proxy card will not prevent you from voting your shares at the Annual Meeting, if you desire to do so, as you may revoke your earlier vote.

Important Notice Regarding the Availability of Proxy Materials for the Company's Annual Meeting of Shareholders on May 13, 2009

The Cray Inc. Notice and Proxy Statement for the 2009 Annual Meeting of Shareholders and the 2008 Annual Report to Shareholders are available online at www.proxydocs.com/cray and www.investors/cray.com

CRAY INC.

901 Fifth Avenue, Suite 1000
Seattle, WA 98164

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS

To Be Held At:
901 Fifth Avenue, Fifth Avenue Conference Room
Seattle, WA 98164
3:00 P.M. Pacific Time
May 13, 2009

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Q: Why am I receiving these materials?

A: Our Board of Directors has made these materials available to you on the Internet, or has delivered printed versions of these materials to you by mail, in connection with the Board's solicitation of proxies for use at our 2009 Annual Meeting of Shareholders, which will take place at 3:00 Pacific Time on May 13, 2009, in the Fifth Avenue Conference Room at our corporate headquarters site in Seattle, Washington. For a map and/or directions to our corporate headquarters, see our website, www.cray.com, under "About Cray — Contact Us."

Q: What is included in these materials?

A: These materials include:

- Our Notice of the 2009 Meeting and our Proxy Statement, which summarize the information regarding the matters to be voted upon at the Annual Meeting;
- Our 2008 Annual Report to Shareholders, which includes our Annual Report on Form 10-K and audited financial statements for the year ended December 31, 2008; and
- The proxy card, if you requested printed versions of these materials by mail, or an electronic voting form if you are viewing these materials on the Internet.

Q: What items will be voted on at the 2009 Annual Meeting?

A: There are three known items that will come before the shareholders at the 2009 Annual Meeting:

- The election of eight directors to the Board of Directors, each to serve one-year terms;
- The approval of our 2009 Long-Term Equity Compensation Plan; and
- The ratification of the appointment of Peterson Sullivan LLP as our independent auditors.

It is possible that other business may come before the Annual Meeting, although we currently are not aware of any such matters.

Q: What are the voting recommendations of our Board of Directors?

A: Our Board recommends that you vote your shares **"FOR"** each of the named nominees to the Board, **"FOR"** the approval of our 2009 Long-Term Equity Compensation Plan and **"FOR"** the ratification of the appointment of Peterson Sullivan LLP as our independent auditors. Granting the proxy authorizes the proxy holders to vote in their discretion as they deem advisable on all other matters that may properly come before the Annual Meeting and all matters incidental to the conduct of the Annual Meeting, including without limitation whether to postpone or adjourn the Annual Meeting.

Proxy Statement

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

A: As permitted by new rules adopted by the Securities and Exchange Commission ("SEC"), we are making this Proxy Statement and the Annual Report available on the Internet. On or about March 31, 2009, we mailed a Notice of Internet Availability of Proxy Materials, sometimes referred to as the "Notice," to our shareholders of record and certain beneficial owners. We also then posted the Proxy Statement and Annual Report on the Internet. The Notice contains instructions on how to access the Proxy Statement and Annual Report and to vote online.

Q: Why did I receive a full set of proxy materials rather than the Notice?

A: We are providing shareholders who have previously requested to receive paper copies of the proxy materials and our shareholders who are participants in the Cray 401(k) Savings Plan (the "401(k) Plan") with paper copies of the proxy materials instead of a Notice.

Q: Who may vote at the Annual Meeting?

A: If you owned shares of our common stock at the close of business on March 16, 2009, the record date for the Annual Meeting, you are entitled to vote those shares. On the record date, there were 34,052,839 shares of our common stock outstanding, our only class of stock having general voting rights. You have one vote for each share of common stock you own.

Q: What is the difference between holding shares as a shareholder of record or as a beneficial owner of shares held in street name?

A: *Shareholder of Record.* If you have shares registered directly in your name with our stock transfer agent, BNY Mellon Shareowner Services, you are considered the shareholder of record with respect to those shares, and we sent the Notice or proxy materials directly to you.

Beneficial Owner of Shares Held in Street Name. If you have shares held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding the shares in your account is considered the shareholder of record for those shares for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares it holds in your account.

Q: How can I vote?

A: You may vote by using the Internet, by telephone, by returning an enclosed proxy card if one was sent to you, or by voting in person at the Annual Meeting.

Q: How do I vote by Internet or by telephone?

A: *If You Are the Shareholder of Record:*

If your shares are registered directly in your name, you may vote on the Internet or by telephone through services offered by Bowne & Co., Inc. ("Bowne"). If you have received a Notice of Internet Availability of Proxy Materials, then go to the website referred to on the Notice. If you have received a full set of proxy materials in the mail, go to the website or call the telephone number referred to on the proxy card. Please have the Notice or proxy card in hand when going online or calling, and follow the instructions on the form you are using.

You may vote by Internet or by telephone 24 hours a day, 7 days a week until 5:00 p.m. Eastern Time/ 2:00 p.m. Pacific Time, on May 12, 2009, the day before the Annual Meeting.

If you requested printed copies of the proxy materials, you may also vote by completing and signing the enclosed proxy card and mailing it to us in the enclosed self-addressed envelope (postage-free in the United States). We need to receive the signed proxy card by the time of the Annual Meeting.

If You Are the Beneficial Owner of Shares Registered in the Name of a Brokerage Firm, Bank or Other Organization:

A number of brokerage firms, banks and other organizations participate in a program for shares held in "street name" that offers Internet and telephone voting options. This program is different from the program for shares registered directly in the name of the shareholder. If your shares are held in an account at an organization participating in this program, you may vote those shares by using the website or calling the telephone number referenced on the instructions provided by that organization. Similarly, if you received printed copies of the proxy materials through your broker, bank or other nominee organization, you may vote by completing and signing the voting form and mailing it to that firm in the self-addressed envelope it provided.

Q: May I change my vote or revoke my proxy?

A: Yes. If you change your mind after you have voted by Internet or telephone or sent in your proxy card and wish to revote, you may do so by following these procedures:

- Vote again by Internet or by telephone;
- Send in another signed proxy card with a later date;
- Send a letter revoking your vote or proxy to our Corporate Secretary at our offices in Seattle, Washington; or
- Attend the Annual Meeting and vote in person.

We will tabulate the latest valid vote or instruction that we receive from you.

Proxy Statement

Q: How do I vote if I hold shares in my Cray 401(k) Plan account?

A: Shares of Cray stock held in the Cray 401(k) Plan are registered in the name of the Trustee of the 401(k) Plan, Fidelity Management Trust Company. Nevertheless, under the 401(k) Plan, participants may instruct the Trustee how to vote the shares of Cray common stock allocated to their accounts.

The shares allocated under the 401(k) Plan can be voted by submitting voting instructions by Internet, by telephone or by mailing in your proxy card. Voting of shares held in the 401(k) Plan must be completed by 5:00 p.m. Eastern Time/2:00 p.m. Pacific Time on Friday, May 8, 2009. These shares cannot be voted at the Annual Meeting and prior voting instructions cannot be revoked at the Annual Meeting. Otherwise, participants can vote these shares in the same manner as described above for shares held directly in the name of the shareholder.

The Trustee will cast votes for shares in the 401(k) Plan according to each participant's instructions. If the Trustee does not receive instructions from a participant in time for the Annual Meeting, the Trustee will vote the participant's allocated shares in the same manner and proportion as the shares with respect to which voting instructions were received.

Q: How do I vote in person?

A: If you plan to attend the Annual Meeting and vote in person, we will give you a ballot when you arrive. If your shares are held in the "street name" of your brokerage firm, bank or other organization, you must obtain a "legal proxy" from the organization that holds your shares. You should contact your account executive about obtaining a legal proxy.

Q: What happens if I do not give specific voting instructions?

A: *Shareholders of Record.* If you are a shareholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- If you sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to all other matters properly presented for a vote at the meeting and all matters incidental to the conduct of the Annual Meeting, including without limitation whether to postpone or adjourn the Meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on "routine" matters but cannot vote on non-routine matters.

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform our Inspector of Elections that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our Inspector of Election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted.

Please provide voting instructions to the organizations that hold your shares by carefully following their instructions.

Q: Which ballot measures are considered "routine" or "non-routine"?

We believe that both Proposal 1 (election of eight directors) and Proposal 3 (ratification of independent auditors) will be considered "routine." In any event, a broker non-vote would have no effect on the outcome of Proposal 1, Proposal 2 or Proposal 3, as discussed below, as only a plurality of votes cast is required to elect a director, and a majority of the votes cast is required to approve the 2009 Long-Term Equity Compensation Plan and ratify the appointment of the independent auditors.

We believe that Proposal 2 (approval of the 2009 Long-Term Equity Compensation Plan) will be considered "non-routine," and brokers, banks and other organizations that hold your shares in street name will NOT be able to cast votes on these proposals if you do not provide them with voting instructions.

Q: How are abstentions treated?

A: Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the shareholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore will have no effect on the outcome of any matter being voted on at the Annual Meeting.

Q: What is the quorum requirement for the meeting?

A: The quorum requirement for holding the meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: What vote is required to approve each proposal:

A. *Proposal 1: To Elect Eight Directors for One-Year Terms.*

The eight nominees for director who receive the most votes will be elected. Accordingly, if you do not vote for a nominee, or you indicate "withhold authority to vote" for a nominee, your vote will not count either "for" or "against" the nominee.

Proposal 2: To Approve Our 2009 Long-Term Equity Compensation Plan.

To be approved, the number of votes cast in favor must exceed the number of votes cast against. If you do not vote, or if you abstain from voting, it will have no effect on this proposal.

Proposal 3: To Ratify the Appointment of Peterson Sullivan LLP as Our Independent Auditors.

To be approved, the number of votes cast in favor must exceed the number of votes cast against. If you do not vote, or if you abstain from voting, it will have no effect on this proposal.

Q: Who will count the vote?

A: Representatives of Bowne will serve as the Inspector of Elections and count the votes.

Q: Is voting confidential?

A: We keep all the proxies, ballots and voting tabulations private as a matter of practice. We let only our Inspector of Elections examine these documents. We will not disclose your vote to our management unless it is necessary to meet legal requirements. We will forward to management, however, any written comments that you make on the proxy card or elsewhere.

Q: Who pays the costs of soliciting proxies for the Annual Meeting?

A: We will pay all the costs of soliciting these proxies. In addition to soliciting proxies by distributing these proxy materials, our officers and employees may also solicit proxies by telephone, by fax, by mail, via the Internet or other electronic means of communication, or in person. No additional compensation will be paid to officers or employees for their assistance in soliciting proxies. We will reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you. W. F. Doring & Co., Inc. may help solicit proxies for an approximate cost of $4,500 plus reasonable expenses.

Q: Can I view future proxy statements, annual reports and other documents over the Internet, and not receive any paper copies through the mail?

A: Yes. If you wish to elect to view future proxy statements, annual reports and other documents only over the Internet, and you are a:

Shareholder of Record: Please visit the Bowne proxy delivery preferences web-page — www.investorelections.com/cray, enter your voter control number found on your Notice, and follow the instructions for obtaining your documents electronically, or telephone: 1-866-648-8133, or send an email to: paper@investorelections.com.

Beneficial Owner of Shares Held in Street Name: Please visit the Broadridge Investor E-Connect web-page, www.proxyvote.com, and follow the instructions at that site, or telephone Broadridge at 1-800-579-1639, or send an email to: sendmaterial@proxyvote.com.

Please have the Notice in hand when accessing these sites or telephoning. Your election to view these documents over the Internet will remain in effect until you revoke it. If you so elect, then next year you would receive an email with instructions containing links to those materials and to the proxy voting site. Please be aware that if you choose to access these materials over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

Q: How do I receive paper copies of the proxy materials, if I so wish?

A: The Notice contains instructions about how to elect to obtain paper copies of the proxy materials. Your election will remain in effect until you revoke it. All shareholders who do not receive the Notice will receive a paper copy of the proxy materials by mail.

Q: I receive multiple copies of the Notice and/or Proxy Materials. What does that mean, and can I reduce the number of copies that I receive?

A: This generally means your shares are registered differently or are held in more than one account. Please provide voting instructions for all proxy cards and Notices that you receive.

If your shares are registered directly in your name, you may be receiving more than one copy of the proxy materials because our transfer agent has more than one account for you with slightly different versions of your name, such as different first names ("James" and "Jim," for example) or with and without middle initials. If this is the case, you can contact our transfer agent and consolidate your accounts under one name. The contact information for our transfer agent is set out below in the next Q and A.

If you own shares through a brokerage firm, bank or other organization holding your shares in street name, we have implemented "Householding", a process that reduces the number of copies of the annual meeting materials and other correspondence you receive from us. Householding is available for shareholders who share the same last name and address and hold shares in "street name," where the shares are held through the same brokerage firm, bank or other nominee. Householding has saved us from sending over 6,200 additional copies this year compared to last year and over 7,100 copies compared to two years ago. If you hold your shares in street name and would like to start householding, or if you participate in householding and would like to receive a separate annual report or proxy statement, please call 1-800-542-1061 from a touch-tone phone and provide the name of your broker, bank or other nominee and your account number(s), or contact Kenneth W. Johnson, Corporate Secretary, at Cray Inc., 901 Fifth Avenue, Suite 1000, Seattle, WA 98164.

Unfortunately, householding is only possible for shares held through the same brokerage firm, bank or other nominee. Thus you cannot apply householding to reduce the number of sets of proxy materials you receive in the mail if you have accounts at different brokers, for example. In those circumstances, one way to reduce the number of sets of proxy materials you receive in the mail is to sign up to review the materials through the Internet. See "Can I view future proxy statements, annual reports and other documents over the Internet, and not receive any paper copies through the mail?" above.

We will deliver promptly upon written or oral request a separate copy of the Annual Meeting materials to a shareholder at a shared address to which a single copy of such materials had been delivered.

Q: What if I have lost or cannot find my stock certificates, need to change my account name, have moved and need to change my mailing address, or have other questions about my Cray stock?

A: You may contact our transfer agent, BNY Mellon Shareowner Services by calling: 1-877-522-7762 (for foreign investors, 1-201-680-6578), 1-800-231-5469 (TDD for hearing-impaired in the U.S.) or 1-201-680-6610 (TDD for foreign investors), visit its website at: www.bnymellon.com/shareowner/isd, or write to: BNY Mellon Shareowner Services, Shareholder Relations, P.O. Box 358015, Pittsburgh, PA 15252-8015.

Q: How can I find the voting results of the Annual Meeting?

A: We announce preliminary results at the Annual Meeting. We will publish final results in our quarterly report on Form 10-Q for the quarter ending June 30, 2009, that we will file with the SEC.

Q: Whom should I call if I have any questions?

A: If you have any questions about the Annual Meeting or voting, or your ownership of our common stock, please contact Kenneth W. Johnson, our Corporate Secretary, at (206) 701-2000. Mr. Johnson's email address is ken@cray.com.

OUR COMMON STOCK OWNERSHIP

The following table shows, as of March 16, 2009, the number of shares of our common stock beneficially owned by the following persons: (a) all persons we know to be beneficial owners of at least 5% of our common stock, (b) our directors, (c) the executive officers named in the Summary Compensation Table on page 26, and (d) all current directors and executive officers as a group. As of March 16, 2009, there were 34,052,839 shares of our common stock outstanding.

Name and Address*(1)	Common Shares Owned	Options Exercisable Within 60 Days	Total Beneficial Ownership	Percentage
5% Shareholders				
Wells Fargo & Company(2) 420 Montgomery Street San Francisco, CA 94104	4,661,007	0	4,661,007	13.69%
The TCW Group, Inc., on behalf of the TCW Business Unit(2) 865 South Figueroa Street Los Angeles, CA 90017	2,010,840	0	2,010,840	5.91%
Royce & Associates, LLC(2) 1414 Avenue of the Americas New York, NY 10019	1,973,513	0	1,973,513	5.80%
Paradigm Capital Management, Inc.(2) Nine Elk Street Albany, NY 12207	1,747,900	0	1,747,900	5.13%
Independent Directors				
William C. Blake(3)	8,257	5,000	13,257	**
John B. Jones, Jr.(3)(5)	32,646	12,083	44,729	**
Stephen C. Kiely(3)(5)	37,601	32,250	69,851	**
Frank L. Lederman(3)(5)	41,180	15,000	56,180	**
Sally G. Narodick(3)(5)	24,797	12,500	37,297	**
Daniel C. Regis(3)(5)	33,110	12,501	45,611	**
Stephen C. Richards(3)(5)	28,981	12,500	41,481	**
Named Executives				
Peter J. Ungaro(4)(5)	255,589	436,835	692,424	2.01%
Brian C. Henry(4)(5)	267,755	145,272	413,027	1.21%
Margaret A. Williams(4)(5)	130,092	95,272	225,364	**
Steven L. Scott(4)(5)	60,985	140,934	201,919	**
Ian W. Miller(4)	71,105	13,281	84,386	**
All current directors and executive officers as a group (15 persons)(4)(5)	1,097,823	1,096,855	2,194,678	6.24%

* Unless otherwise indicated, all addresses are c/o Cray Inc., 901 Fifth Avenue, Suite 1000, Seattle, WA 98164.

** Less than 1%

(1) This table is based upon information supplied by the named executive officers, directors and 5% shareholders, including filings with the SEC. Unless otherwise indicated in these footnotes and subject to community property laws where applicable, each of the listed shareholders has sole voting and investment power with respect to the shares shown as beneficially owned by such shareholder. The number of shares and percentage of beneficial ownership includes shares of common stock issuable pursuant to stock options held by the person or group in question, which may be exercised on March 16, 2009, or within 60 days thereafter.

(2) The information under the column "Common Shares Owned" with respect to Wells Fargo & Company is based on a Schedule 13G filed with the SEC on January 21, 2009, regarding ownership as of December 31, 2008. In that Schedule 13G, Wells Fargo & Company, as parent company, reported beneficial ownership of 4,661,007 shares, with sole voting power over 4,605,212 shares, sole dispositive power over 4,641,883 shares

and shared dispositive power over 19,123 shares, with one subsidiary, Wells Capital Management Incorporated, an investment adviser, reporting beneficial ownership of 4,536,001 shares with sole voting power over 1,094,874 shares, and sole dispositive power over 4,536,001 shares, and another subsidiary, Wells Fargo Funds Management, LLC, an investment adviser, reporting beneficial ownership of 3,485,129 shares, with sole voting power over 3,485,129 shares and sole dispositive power over 84,553 shares.

The information under the column "Common Shares Owned" with respect to The TCW Group, Inc. on behalf of the TCW Business Unit ("TCW"), is based on a Schedule 13G filed with the SEC on February 9, 2009, regarding beneficial ownership as of December 31, 2008. In that Schedule 13G, TCW reported shared voting power over 368,614 shares and shared dispositive power over 2,010,840 shares.

The information under the column "Common Shares Owned" with respect to Royce & Associates, LLC ("Royce") is based on a Schedule 13G filed with the SEC on January 23, 2009, regarding beneficial ownership as of December 31, 2008. In that Schedule 13G, Royce reported sole voting power and sole dispositive power over 1,973,513 shares.

The information under the column "Common Shares Owned" with respect to Paradigm Capital Management, Inc. ("Paradigm") is based on a Schedule 13G filed with the SEC on February 17, 2009 regarding beneficial ownership as of December 31, 2008. In that Schedule 13G, Paradigm reported sole voting power and sole dispositive power over 1,747,900 shares.

(3) The number of shares of common stock shown for the indicated directors includes restricted shares which vest on the dates indicated, and which are forfeitable in certain circumstances, as follows:

Director	Restricted Shares-Total	May 8, 2009	May 20, 2009	May 8, 2010
William C. Blake	6,630	2,627	1,376	2,627
John B. Jones, Jr.	10,599	3,428	3,745	3,426
Stephen C. Kiely	12,322	4,113	4,097	4,112
Frank L. Lederman	12,643	4,418	3,809	4,416
Sally G. Narodick	12,057	3,885	4,289	3,883
Daniel C. Regis	16,110	5,255	5,601	5,254
Stephen C. Richards	14,813	4,799	5,217	4,797

(4) The number of shares of common stock shown for the indicated executive officers includes restricted shares which vest on the dates indicated, and are forfeitable in certain circumstances, as follows:

Officer	Restricted Shares-Total	May 15, 2010	November 15, 2010	May 15, 2012
Peter J. Ungaro	121,575	45,000	31,575	45,000
Brian C. Henry	62,375	22,500	17,375	22,500
Margaret A. Williams	55,375	19,000	17,375	19,000
Steven L. Scott	47,050	18,000	11,050	18,000

Ian W. Miller beneficially owns 50,000 restricted shares, of which 25,000 shares vest on February 28, 2010 and 25,000 shares vest on February 28, 2012.

Other executive officers own an aggregate of 41,350 restricted shares, of which 17,500 shares vest on May 15, 2010, 6,350 shares vest on November 15, 2010, and 17,500 shares vest on May 15, 2012. One executive officer disclaims beneficial ownership of 25 shares owned by his wife.

(5) On February 20, 2009, we commenced an issuer tender offer to purchase for cash certain outstanding options, whether exercisable or not, with per share exercise prices of $8.00 or higher held by employees, including our executive officers, and directors. All of the options held by the directors, other than Mr. Blake, and listed in the Common Stock Ownership table above were eligible options for purposes of the tender offer. Most but not all of the options held by the Named Executive Officers, other than Mr. Miller, and listed in the Common Stock Ownership table above were eligible options for purposes of the tender offer. The offer terminated on

March 20, 2009. Pursuant to that offer, we purchased all outstanding eligible options from the directors and executive officers as listed below:

Name	Options Sold to the Company
John B. Jones, Jr.	12,083
Stephen C. Kiely	28,250
Frank L. Lederman	15,000
Sally G. Narodick	12,500
Daniel C. Regis	12,501
Stephen C. Richards	12,500
Peter J. Ungaro	463,148
Brian C. Henry	34,750
Margaret A. Williams	109,750
Steven L. Scott	78,543
Other Executive Officers, as a group	114,547

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that our directors, executive and other specified officers and greater-than-10% shareholders file reports with the SEC on their initial beneficial ownership of our common stock and any subsequent changes. They must also provide us with copies of the reports.

We are required to tell you in this Proxy Statement if we know about any failure to report as required. We reviewed copies of all reports furnished to us and obtained written representations that no other reports were required. Based on this, we believe that all of these reporting persons complied with their filing requirements for 2008.

THE BOARD OF DIRECTORS

The Board of Directors oversees our business and affairs and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in day-to-day operations. The directors keep themselves informed through discussions with the Chief Executive Officer, other key executives and our principal external advisers (legal counsel and outside auditors), by reading the reports and other materials that we send them regularly and by participating in Board and committee meetings.

Corporate Governance Principles

The goals of our Board of Directors are to build long-term value for our shareholders and to assure our vitality for our customers, employees and others that depend on us. Our Board has adopted and follows corporate governance practices that our Board and our senior management believe promote these purposes, are sound and represent best practices. To this end we have established the following:

- A Code of Business Conduct that sets forth our ethical principles and applies to all of our directors, officers and employees;
- Corporate Governance Guidelines that set forth our corporate governance principles;
- A Related Person Transaction Policy that applies to all of our directors, officers and employees;
- Charters for our Audit, Compensation, Corporate Governance and Strategic Technology Assessment Committees; and
- A confidential, anonymous system for employees and others to report concerns about fraud, accounting matters, violations of our policies and other matters, with links on our external and internal websites.

Under our Corporate Governance Guidelines and the applicable Committee charters, each director has complete access to the management of the Company, and the Board and each Committee have the right to consult and retain independent legal counsel, accountants and other advisers at the expense of the Company. All of the foregoing documents are available on the Internet at our website at: www.cray.com under " Investors — Corporate Governance." We will post on this website any amendments to the Code of Business Conduct or waivers of the Code for directors and executive officers.

We periodically review our governance practices against requirements of the SEC, the listing standards of the Nasdaq Global Market ("Nasdaq"), the laws of the State of Washington and practices suggested by recognized corporate governance authorities.

Independence

Currently our Board has eight members. The Board has determined that all our directors, except for Mr. Ungaro, our Chief Executive Officer and President, meet the Nasdaq and SEC standards for independence and that all members of the Audit Committee meet the heightened independence standards required for audit committee members under Nasdaq and SEC standards. Only independent directors may serve on our Audit, Compensation and Corporate Governance Committees.

As set forth in our Corporate Governance Guidelines, the Board believes that at least two-thirds of the Board should consist of independent directors and that, absent compelling circumstances, the Board should not contain more than two members from our management. Currently, seven of our eight directors are considered independent, and one member of management, Mr. Ungaro, our Chief Executive Officer and President, is on the Board.

In determining the independence of our directors, the Board affirmatively decides whether a non-management director has a relationship that would interfere with that director's exercise of independent judgment in carrying out the responsibilities of being a director. In coming to that decision, the Board is informed of the Nasdaq and SEC rules that disqualify a person from being considered as independent, considers the responses from each director to an annual questionnaire and reviews the applicable standards with each Board member.

Meetings and Attendance

The Board met 9 times and the Board's standing committees held a total of 25 meetings during 2008. The rate of attendance in 2008 for all directors at Board and standing committee meetings was 99.3%.

The non-management directors meet in executive session of the Board on a regular basis, generally at the beginning and the end of each scheduled Board meeting. In addition, the Board committees meet periodically without members of Company management present.

The Committees of the Board

The Board has established an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Strategic Technology Assessment Committee as standing committees of the Board. None of the directors who serve as members of these committees is, or has ever been, one of our employees.

Audit Committee. The current members of the Audit Committee are: Daniel C. Regis (Chair), Sally G. Narodick and Stephen C. Richards. The Audit Committee and the Board have determined that each individual who currently is and who in 2008 was a member of the Audit Committee is "independent," as that term is defined in SEC and Nasdaq rules and regulations, and that Mr. Regis is an "audit committee financial expert," as that term is defined in SEC regulations. The Audit Committee had 13 meetings during 2008. As noted above, the Committee's charter is available at: www.cray.com under "Investors — Corporate Governance." The Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of:

- the quality and integrity of our accounting and financial reporting processes and the audits of our financial statements,
- the qualifications and independence of the independent registered public accounting firm engaged to issue an audit report on our financial statements,

- the performance of our systems of internal controls, disclosure controls and internal audit functions,
- the review and approval or ratification of "related person transactions" under our Related Person Transaction Policy, and
- our procedures for legal and regulatory compliance, risk assessment and business conduct standards.

The Audit Committee reviews all reports submitted on our anonymous, confidential reporting system and is directly and solely responsible for appointing, determining the compensation payable to, overseeing, terminating and replacing any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us. See "Discussion Of Proposals Recommended By The Board — Proposal 3: To Ratify the Appointment of Peterson Sullivan LLP as Our Independent Auditors — Audit Committee Pre-Approval Policy" below.

The report of the Audit Committee regarding its review of the financial statements and other matters is set forth below beginning on page 44.

Compensation Committee. The current members of the Compensation Committee are: Frank L. Lederman (Chair), John B. Jones, Jr., Stephen C. Kiely and Stephen C. Richards. The Compensation Committee and the Board have determined that each individual who currently is and who in 2008 was a member of the Compensation Committee is "independent," as that term is defined in Nasdaq rules and regulations, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee held 4 meetings in 2008. As noted above, the Committee's charter is available at: www.cray.com under "Investors — Corporate Governance." The Compensation Committee assists the Board of Directors in fulfilling its responsibilities for the oversight of:

- our compensation policies, plans and benefit programs,
- the compensation of the Chief Executive Officer and other senior officers, and
- the administration of our equity compensation plans and our 401(k) Plan.

See "Compensation of the Executive Officers — Compensation Discussion and Analysis" for further information regarding the Compensation Committee and its actions with respect to senior officer compensation. The Compensation Committee's Report on the Compensation Discussion and Analysis and related matters is set forth below on page 31.

Corporate Governance Committee. The current members of the Corporate Governance Committee are: Stephen C. Kiely (Chair), Frank L. Lederman and Daniel C. Regis. The Corporate Governance Committee and the Board have determined that each individual who currently is and who in 2008 was a member of the Corporate Governance Committee is "independent," as that term is defined in Nasdaq rules and regulations. The Corporate Governance Committee held 4 meetings in 2008. As noted above, the Committee's charter is available at: www.cray.com under "Investors — Corporate Governance." The Corporate Governance Committee has the responsibility to:

- develop and recommend to the Board a set of corporate governance principles,
- recommend qualified individuals to the Board for nomination as directors,
- review the compensation of Board members and recommend to the full Board changes to Board compensation as appropriate to attract and retain qualified directors,
- lead the Board in its annual review of the Board's performance, and
- recommend directors to the Board for appointment to Board committees.

See the section below entitled "Shareholder Communications, Director Candidate Recommendations and Nominations and Other Shareholder Proposals" regarding the Committee's processes for evaluating potential Board members and how shareholders can nominate director candidates, propose matters to come before the shareholders and communicate with the Board.

Strategic Technology Assessment Committee. The current members of the Strategic Technology Assessment Committee are William C. Blake (Chair), Frank L. Lederman and John B. Jones, Jr. The Strategic Technology Assessment Committee and the Board have determined that each individual who currently is and who in 2008 was a member of the Strategic Technology Assessment Committee is "independent," as that term is defined in Nasdaq rules and regulations, although such independence is not a requirement for membership on this Committee. The Strategic Technology Assessment Committee held 4 meetings in 2008. As noted above, the Committee's charter is available at: www.cray.com under "Investors — Corporate Governance." The Strategic Technology Assessment Committee has the responsibility:

- to assist the Board in its oversight of our technology development, including our product development roadmap, and
- to assess whether our research and development investments are sufficient and appropriate to support the competitiveness of our offerings in the marketplace.

From time to time, the Board establishes other committees on an ad-hoc basis to assist in its oversight responsibilities.

Chairman of the Board

Mr. Kiely has served as Chairman of the Board, a non-executive position, since August 2005. As Chairman, Mr. Kiely consults with Mr. Ungaro, as Chief Executive Officer, regarding agenda items for Board meetings; chairs executive sessions of the Board's independent directors; on behalf of the independent directors, provides feedback, coaching and mentoring to the Chief Executive Officer; and performs such other duties as the Board deems appropriate.

Director Attendance at Annual Meetings

We encourage but do not require our directors to attend the Annual Meeting of Shareholders. We usually schedule a regular Board meeting on the morning before the Annual Meeting. In 2008, all eight of our directors attended the 2008 Annual Meeting.

Shareholder Communications, Director Candidate Recommendations and Nominations and Other Shareholder Proposals

Communications. The Corporate Governance Committee has established a procedure for our shareholders to communicate with the Board. Communications should be in writing, addressed to: Corporate Secretary, Cray Inc., 901 Fifth Avenue, Suite 1000, Seattle, WA 98164, and marked to the attention of the Board or any of its individual committees or the Chairman of the Board. Copies of all communications so addressed will be promptly forwarded to the chairman of the committee involved, in the case of the communications addressed to the Board as a whole, to the Corporate Governance Committee or, if addressed to the Chairman, to the Chairman of the Board.

Director Candidates. The criteria for Board membership as adopted by the Board include a person's integrity, knowledge, judgment, skills, expertise, collegiality, diversity of experience and other time commitments (including positions on other company boards) in the context of the then-current composition of the Board. The Corporate Governance Committee is responsible for assessing the appropriate balance of skills brought to the Board by its members, and ensuring that an appropriate mix of specialized knowledge (e.g., financial, industry or technology) is represented on the Board.

Once the Corporate Governance Committee has identified a potential director nominee, the Committee in consultation with the Chief Executive Officer evaluates the prospective nominee against the specific criteria that the Board has established and as set forth in our Corporate Governance Guidelines. If the Corporate Governance Committee determines to proceed with further consideration, then members of the Corporate Governance Committee, the Chief Executive Officer and other members of the Board, as appropriate, interview the prospective nominee. After completing this evaluation and interview, the Corporate Governance Committee makes a recommendation to the full Board, which makes the final determination whether to elect the new director.

The Corporate Governance Committee will consider candidates for director recommended by shareholders and will evaluate those candidates using the criteria set forth above. Shareholders should accompany their recommendations with a sufficiently detailed description of the candidate's background and qualifications to allow the Corporate Governance Committee to evaluate the candidate in light of the criteria described above, a document signed by the candidate indicating his or her willingness to serve if elected and evidence of the nominating shareholder's ownership of our common stock. Such recommendation and documents should be submitted in writing to: Corporate Secretary, Cray Inc., 901 Fifth Avenue, Suite 1000, Seattle, WA 98164, marked to the attention of the Corporate Governance Committee.

Director Nominations by Shareholders. Our Bylaws permit shareholders to nominate directors at a shareholders' meeting. In order to nominate a director at a shareholders' meeting, a shareholder making a nomination must notify us not fewer than 60 nor more than 90 days in advance of the meeting or, if later, by the 10th business day following the first public announcement of the meeting. In addition, the proposal must contain the information required in our Bylaws for director nominations, including:

- the nominating shareholder's name and address,
- a representation that the nominating shareholder is entitled to vote at such meeting,
- the number of shares of our common stock which the nominating shareholder owns and when the nominating shareholder acquired them,
- a representation that the nominating shareholder intends to appear at the meeting, in person or by proxy,
- the nominee's name, age, address and principal occupation or employment,
- all information concerning the nominee that must be disclosed about nominees in proxy solicitations under the SEC proxy rules, and
- the nominee's executed consent to serve as a director if so elected.

The Chairman of the Board, in his discretion, may determine that a proposed nomination was not made in accordance with the required procedures and, if so, disregard the nomination.

Shareholder Proposals.

2009 Annual Meeting. In order for a shareholder proposal to be raised from the floor during the 2009 Annual Meeting, written notice of the proposal must be received by us not less than 60 nor more than 90 days prior to the meeting or, if later, by the 10th business day following the first public announcement of the meeting. The proposal must also contain the information required in our Bylaws for shareholder proposals, including:

- a brief description of the business the shareholder wishes to bring before the meeting, the reasons for conducting such business and the language of the proposal,
- the shareholder's name and address,
- the number of shares of our common stock which the shareholder owns and when the shareholder acquired them,
- a representation that the shareholder intends to appear at the meeting, in person or by proxy, and
- any material interest the shareholder has in the business to be brought before the meeting.

The Chairman of the Board, if the facts so warrant, may direct that any business was not properly brought before the meeting in accordance with our Bylaws.

2010 Proxy Statement. In order for a shareholder proposal to be considered for inclusion in our proxy statement for the 2010 Annual Meeting, we must receive the written proposal no later than December 1, 2009. Shareholder proposals also must comply with SEC regulations regarding the inclusion of shareholder proposals in company-sponsored proxy materials.

If you wish to obtain a free copy of our Articles, Bylaws or any of our corporate governance documents, please contact Kenneth W. Johnson, Corporate Secretary, Cray Inc., 901 Fifth Avenue, Suite 1000, Seattle, WA 98164. These documents also are available on our website: www.cray.com under "Investors — Corporate Governance."

Compensation of Directors

In setting director compensation in order to attract and retain highly qualified individuals to serve on our Board, the Corporate Governance Committee considers the significant amount of time that directors expend in fulfilling their duties, the skill level required of members of the Board, and a general understanding of director compensation at companies of similar size and complexity. Directors who are employed by us receive no compensation for their service on the Board. As described more fully below, director compensation is in the form of cash and, in order to align further the longer-term interests of the individual directors and shareholders, equity, with the grant of a vested stock option with a ten-year term upon first joining the Board and annual grants of restricted stock vesting generally over two years.

The Corporate Governance Committee reviews director compensation annually but has made no changes to director compensation since 2006 except to increase the compensation of the chair of the Compensation Committee to $6,000 annually, the same as the chair of the Audit Committee, effective for the fourth quarter of 2007, given the increased duties and responsibilities of that role. In reaching decisions about director compensation, the Corporate Governance Committee has used publicly available professional compensation surveys, proxy data and the individual experience of the Committee members. To date the Committee has decided not to engage a compensation consultant with respect to director compensation.

Cash Compensation

Each non-employee director receives an annual retainer of $10,000, paid quarterly in advance, and a fee of $2,500 for each meeting of the Board attended in person or $1,500 if attended telephonically. We pay an annual fee, paid quarterly in advance, to the Chairman of the Board ($4,000), and the chairs of the Audit ($6,000), the Compensation ($6,000), the Corporate Governance ($2,000) and the Strategic Technology Assessment ($2,000) committees, and each director receives a fee of $2,000 for each committee meeting attended, whether in person or telephonically. When the Board creates committees other than the standing committees identified above, the Board determines whether to extend the same committee fee structure to the members of such committees. We reimburse all expenses related to participation in meetings of the shareholders, Board and committees.

Equity Compensation

Stock Options. Each non-employee director, upon his or her first election to the Board, is granted an option for 5,000 shares, vesting immediately, with an exercise price equal to the fair market value of our common stock on the date of such first election.

Restricted Stock Awards. We currently grant to each continuing non-employee director elected by the shareholders restricted shares of common stock with a value equal to that director's fees earned in the previous fiscal year. The per share value of shares granted is determined by using the fair market value of our common stock on the date of such election. One-half of the shares are restricted against sale or transfer for a period of approximately one year from date of grant; the balance is restricted against sale or transfer for a period of approximately two years from the date of grant. The non-employee directors may vote and receive dividends on the restricted shares while the restrictions remain in place; we have not granted any dividends on our common stock and have no plans to do so. The restricted shares vest in full if a non-employee director can no longer serve due to death or Disability or if, following a Change of Control, the non-employee director is removed from the Board or is not nominated to continue to serve as a Director. The restricted shares are forfeited if, while unvested, a non-employee director resigns or retires from the Board (other than with the express approval of the Corporate Governance Committee), is asked to leave the Board by the Corporate Governance Committee for Cause or is not nominated by the Board to continue as a director other than following a Change of Control.

For purposes of the director restricted stock agreements, the following definitions apply:

"Cause" means a good faith determination by the Board of Directors that a director has willfully failed or refused in a material respect to follow reasonable policies or directives established by the Board of Directors, including the Corporate Governance Guidelines, or willfully failed to attend to material duties or obligations of the director's office (other than any such failure resulting from his incapacity due to physical or mental illness), which the director has failed to correct within a reasonable period following written notice to the director; or there has been an act by the director involving wrongful misconduct which has a demonstrably adverse impact on or material damage to us or our subsidiaries, or which constitutes a misappropriation of our assets; or the director has engaged in an unauthorized disclosure of our confidential information; or the director has materially breached his or her obligations under the agreement or in another agreement with us.

"Change of Control" means and includes each and all of the following: our shareholders approve a merger or consolidation of us with any other corporation (other than to change our state of incorporation or which does not effect a substantial change in ownership), or our shareholders approve a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets; the acquisition by any person or entity as "beneficial owner," directly or indirectly, of securities representing 50% or more of the total voting power represented by our then outstanding voting securities except pursuant to a negotiated agreement with us and pursuant to which such securities are purchased from us; a majority of the Board in office at the beginning of any 36-month period is replaced during the course of such 36-month period (other than by voluntary resignation of individual directors in the ordinary course of business) and such placement was not initiated by the Board as constituted at the beginning of such 36-month period.

"Disability" means that, at the time a director's employment is terminated, the director has been unable to perform the duties of the director's position for a period of six consecutive months as a result of the director's incapability due to physical or mental illness.

Stock Ownership Guidelines. The Board has established the following stock ownership guidelines for non-employee directors:

- By the end of the second full calendar year after the year in which the non-employee director first received restricted shares for his or her services on the Board, and as of the end of each calendar year thereafter, each non-employee director should hold a minimum number of shares of the Company's common stock, as specified below;
- The shares may be acquired in any transaction (such as, for example, through stock grants, market transactions or option exercises) but for this purpose shall exclude unvested restricted shares; and
- The shares held by a director at the end of any relevant year should have a monetary value, based on the higher of (i) the total acquisition prices for all of such shares or (ii) the then fair market value for all of such shares (based on the closing market price as reported by Nasdaq for the last trading day of such year), that is at least equal to the total cash fees earned by the director for his or her services on the Board (including retainer and Board and Committee chair and attendance fees) for the second full calendar year preceding the year in which such determination is made.

Each director was in compliance with the foregoing stock ownership guidelines as of December 31, 2008.

Director Compensation for 2008

The following table sets forth information regarding compensation earned by our non-employee directors for the year ended December 31, 2008, even if paid in 2009. Mr. Ungaro is not included in this table as he is an employee and he receives no compensation for his service as a director. His compensation as an employee is shown in the Summary Compensation Table on page 32.

Name	Annual Retainer	Board and Committee Chair Fees	Meeting Fees	Total Cash Fees Earned	Stock Awards(1)	Total(2)
William C. Blake	$10,000	$2,000	$24,500	$36,500	$26,643	$ 63,143
John B. Jones, Jr.	$10,000	—	$32,500	$42,500	$57,562	$100,062
Stephen C. Kiely	$10,000	$6,000	$30,500	$46,500	$65,595	$112,095
Frank L. Lederman	$10,000	$6,000	$40,500	$56,500	$64,935	$121,435
Sally G. Narodick	$10,000	—	$40,500	$50,500	$67,203	$117,703
Daniel C. Regis	$10,000	$6,000	$50,500	$66,500	$88,754	$155,254
Stephen C. Richards	$10,000	—	$46,500	$56,500	$80,138	$136,638

(1) The amounts shown do not reflect an amount paid to or earned or realized by any director but rather reflect the expense recorded on our 2008 financial statements with respect to all outstanding restricted stock awards held by each director, disregarding any adjustments for estimated forfeitures; see Note 2 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008, for a description of the valuation of these restricted stock awards under Financial Accounting Standards Board Statement No. 123(R), *Share-Based Payment* ("FAS 123R"). The amount any director realizes from these restricted stock awards, if any, will depend on the future market value of our common stock when these shares are sold, and there is no assurance that any director will realize amounts at or near the values shown. For further information regarding equity awards to non-employee directors, see "Additional Information About Non-Employee Director Equity Awards" below. As all stock options held by our non-employee directors were fully vested before 2008 began, we recorded no expense on our 2008 financial statements with respect to the stock options held by the non-employee directors.

(2) The amounts shown reflect the sum of the amounts shown in the columns for total cash fees earned and stock awards, as required by SEC rules and regulations. Because these sums combine cash payments earned by and made to the directors and amounts not earned by the directors but rather amounts recorded by us on our 2008 financial statements as an expense for restricted stock awards to the directors, the actual total amount earned in 2008 by a director depends on future events and, for the reasons described in footnote (1) above, there is no assurance that any director will realize a total sum at or near the values shown in this column.

Additional Information About Non-Employee Director Equity Awards

The following table provides additional information about non-employee director equity awards, including the stock awards made to non-employee directors during 2008, the grant date fair value of each of those awards, and the number of stock options and shares of restricted stock held by each non-employee director on December 31, 2008:

	Restricted Shares Granted in 2008(1)	Grant Date Fair Value(2)	Stock Options Outstanding December 31, 2008(3)	Restricted Stock Awards Outstanding December 31, 2008(4)
William C. Blake.......	5,254	$33,809	5,000	6,630
John B. Jones, Jr.	6,982	$43,885	12,083	10,599
Stephen C. Kiely.......	8,353	$52,887	32,250	12,322
Frank L. Lederman	8,962	$56,885	15,000	12,643
Sally G. Narodick	7,896	$49,886	12,500	12,057
Daniel C. Regis........	10,637	$68,230	12,501	16,110
Stephen C. Richards	9,724	$61,888	12,500	14,813

(1) Pursuant to the policy described under "Equity Compensation — Restricted Stock Awards" above, on May 14, 2008, we granted to each non-employee director shares of restricted stock, half of which vest on May 8, 2009, and half of which vest on May 8, 2010. On December 19, 2008, we granted to each non-employee director additional shares of restricted stock which pursuant to that policy should have been but were not issued on May 16, 2007, and on May 14, 2008, with vesting as if such shares had been issued when they should have been issued. See footnote (3) to the table entitled "Our Common Stock Ownership" above.

(2) Amounts in this column represent the fair value of the restricted stock awards granted on May 14, 2008 and December 19, 2008, pursuant to FAS 123R, calculated by multiplying the fair market value of our common stock on the dates of grant by the number of shares awarded. For the reasons described in footnote (1) to the table entitled "Director Compensation for 2008" above, there is no assurance that any director will realize a total sum at or near the values shown in this column.

(3) All stock options shown are fully vested. Except for the options granted to Mr. Blake when he joined the Board in June 2006, all options shown were granted to directors prior to 2006 when our equity compensation for directors was through grants of stock options rather than grants of restricted stock. On February 20, 2009, we commenced an issuer tender offer to purchase for cash certain outstanding stock options with per share exercise prices of $8.00 or higher held by employees and directors. All of the options indicated above except for those owned by Mr. Blake were eligible to be sold. The tender offer ended on March 20, 2009. The results of that tender offer with respect to the directors are set forth in footnote (5) to the table entitled "Our Common Stock Ownership" above.

(4) Some of the restricted shares vest on May 8, 2009, and on May 20, 2009, and the balance on May 8, 2010 (see footnote (3) to the table entitled "Our Common Stock Ownership" above).

Each of these non-employee directors has been nominated for reelection to a one-year term at the Annual Meeting of Shareholders to be held on May 13, 2009. If these individuals are reelected for another year, then each will receive additional shares of common stock that will vest 50% approximately one year after grant and the remaining 50% approximately two years after grant, as discussed under "Equity Compensation — Restricted Stock Awards" above. The number of such shares issued will be determined by dividing the total amount of cash fees earned for 2008 set forth in the above table entitled "Director Compensation for 2008" by the fair market value of our common stock on the date of the 2009 Annual Meeting. See "Discussion of Proposals Recommended by the Board — Proposal 1: To Elect Eight Directors For One-Year Terms" below.

Proxy Statement

COMPENSATION OF THE EXECUTIVE OFFICERS

Compensation Discussion and Analysis

The following discussion describes the material elements of compensation for our executive officers identified in the "Summary Compensation Table" below (the "Named Executive Officers") and our other senior officers.

Summary of Compensation Decisions in 2008

For the reasons and as described in more detail below, with respect to our Named Executive Officers:

- There were no increases in 2008 in base salaries (which have been unchanged since 2005);
- Under our annual cash incentive plan for 2008, we made payments in 2009 in above-target amounts (we last paid incentive plan above-target awards five years ago for 2003); and
- We granted stock options and restricted stock awards in 2008 (our first grants since December 2006).

Philosophy and Objectives

Our compensation philosophy for all employees, including the Named Executive Officers, is to provide policies, plans and programs designed to attract, retain and motivate the best employees at all levels to allow us to achieve our goals of market leadership and sustained profitability. To assist in these efforts, our compensation program has the following objectives:

- To provide effective compensation and benefit programs that are competitive both within our industry and with other relevant organizations with whom we compete for employees;
- To encourage and reward behaviors that ultimately contribute to the achievement of organizational goals that increase shareholder value, thus fostering a high performance culture;
- To align the interests of our employees with the long-term interests of our shareholders; and
- To provide a work environment that promotes integrity in all we do, excellence in innovation and execution, teamwork and respect for the individual.

Compensation Program Components and Purposes

We believe the components of our compensation program described below provide an appropriate mix of fixed and variable pay, balance incentives for short-term operational performance with long-term increases in shareholder value, reinforce a high performance culture and encourage recruitment and retention of our employees and officers. As employees assume greater levels of responsibility, an increasing proportion of their compensation is linked to performance. We review our compensation program periodically and make adjustments as needed or appropriate in order to meet our objectives. We have described below the principal components of our compensation program and the purpose of each component.

- **Base Salaries — To provide a fixed compensation to attract and retain the best employees at all levels**
  - Base pay opportunities for all positions are determined based upon appropriate competitive salary surveys and other reference points, internal responsibilities and ability to contribute to our success.
  - Individual base salary determinations also involve consideration of each employee's experience, qualifications and performance.
- **Short-Term Incentives — To motivate and reward achievement of critical tactical, strategic and financial goals**
  - Consistent with competitive practices, all employees should have a portion of targeted total compensation at risk, contingent upon performance relative to corporate, team and/or individual objectives. All employees should share in rewards when mutual efforts contribute to outstanding overall results.

- **Long-Term Incentives — To align interests of recipients with our shareholders and to provide a retention incentive**
  - Key decision-makers and others who are critical to our long-term success should have a meaningful portion of their total compensation opportunity linked to our success in meeting our long-term performance objectives and increasing shareholder value.
  - All employees should have the opportunity to acquire our stock on a cost-favorable basis.
- **Employee Benefits — To meet the health and welfare needs of our employees and their families**
  - We assist employees to meet important needs such as retirement income, health care, survivor income, disability income, time-off and other needs through Company-sponsored programs that promote good health and financial security and provide employees with reasonable flexibility in meeting their individual needs.
- **Severance Policy and Change of Control Agreements — To attract and retain officers and to encourage officers to remain focused in the event of rumored or actual fundamental corporate changes**
  - We provide continuation of compensation and benefits to certain officers if they are terminated without Cause or resign for Good Reason, as those terms are defined in our policies and agreements.
- **Communications and Training**
  - We are committed to sharing information with employees to enable them to fully understand their total compensation opportunities and to provide managers responsible for determining compensation with the tools and training needed for them to make sound decisions.

We do not provide to the Named Executive Officers or our other senior officers any deferred compensation or special retirement or pension plans or perquisites that are not available to our employees generally.

The Executive Compensation Process

Role and Authority of the Compensation Committee

The current members of the Compensation Committee are: Frank L. Lederman (Chair), John B. Jones, Jr., Stephen C. Kiely and Stephen C. Richards. The Compensation Committee and the Board have determined that each individual who served on the Compensation Committee in 2008 and each current member of the Committee is "independent," as that term is defined in Nasdaq rules and regulations, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986.

The Compensation Committee assists our Board of Directors in fulfilling its responsibilities for the oversight of our compensation policies, plans and benefit programs, the compensation of our Chief Executive Officer and other senior officers, and the administration of our equity compensation plans and our 401(k) plan. After reviewing our corporate goals, business plan and objectives for the year, the Committee determines base salary, the level of target awards under our annual cash incentive plan, including the balanced scorecard goals and objectives, and the number and type of equity grants to be awarded under our long-term equity incentive plans for our senior officers during that year. The Committee has the authority to determine the annual compensation for our senior officers, other than for the Chief Executive Officer. The Committee evaluates the performance of and recommends the compensation of our Chief Executive Officer to the full Board. In practice, our full Board reviews and approves the compensation of all of our Named Executive Officers and certain other senior officers in executive sessions of non-employee directors.

Role of the Chief Executive Officer and Management

The Compensation Committee, which met in person or by telephone four times in 2008 and six times in 2007, confers regularly with Mr. Ungaro, our Chief Executive Officer, and other senior officers and members of our Human Resources department regarding the structure and effectiveness of our compensation plans and proposals for changes to our compensation programs. As members of our Board, Committee members obtain information regarding our tactical and strategic objectives, goals, operational and financial results, our annual financial plan and the outlook regarding our future performance. The Committee meets in executive session twice annually with Mr. Ungaro to review his performance and his evaluation of the performance of other senior officers and annually to review his recommendations for the compensation of the other senior officers, including the other Named Executive Officers. These recommendations cover base salary, the structure of the annual cash incentive plan, including target awards and performance goals and objectives for each senior officer, and the level and form of equity grants.

Role of Compensation Consultants

In August 2007, the Compensation Committee retained the compensation firm of Watson Wyatt Worldwide to conduct a competitive review of our compensation programs for senior officers and to advise the Committee regarding a total compensation philosophy. The Committee previously had obtained significant executive compensation information through our mid-2005 restructuring of our senior executive team, which included promoting Peter J. Ungaro first to President and later to Chief Executive Officer, and adding Margaret A. Williams, Brian C. Henry and Steven L. Scott to key executive officer positions, and through subsequent searches for a senior high performance computing sales executive in 2006 and 2007 which culminated with Ian W. Miller joining us in early 2008. The decision to retain a compensation consultant was in part in recognition that the market information obtained in connection with the 2005 officer hires was aging, and that the Committee could use an independent broad view of current compensation levels, practices and programs, particularly in the high technology industry. Watson Wyatt completed its review and made its recommendations in November 2007. Given this timing, these recommendations did not affect 2007 compensation but were used by the Committee as a framework for its decisions regarding 2008 compensation for the Named Executive Officers and other senior officers. Watson Wyatt reported directly to the Committee, and was not previously retained by our management and has not since performed any tasks for our management. If our management wishes to retain Watson Wyatt for any services, those services must receive the prior approval of the Chair of the Compensation Committee.

In preparing its recommendations to the Compensation Committee, Watson Wyatt reviewed numerous sources of competitive data, particularly the 2006-2007 Watson Wyatt Data Services' Top Management Report, the 2006/2007 Mercer Executive Compensation Survey and the 2007 Radford Executive Compensation Survey. In addition to these published surveys, Watson Wyatt also analyzed the compensation of named executives of 20 peer companies through their most recently filed proxy statements. The peer companies are high technology companies with employee counts and revenue similar to ours (we ranked between the 50th and 75th percentile in employee count and just above the 25th percentile in revenue, based on 2007 information). The peer companies Watson Wyatt used were: Adaptec, Inc., Datalink Corporation, Dot Hill Systems Corp., Electro Scientific Industries Inc., F5 Networks, Inc., FEI Company, Hypercom Corporation, Intevac Inc., Iomega Corporation, Isilon Systems, Inc., Lattice Semiconductor Corporation, Mercury Computer Systems, Inc., Overland Storage, Inc., Park Electochemical Corp., Presstek, Inc., Rackable Systems, Inc., Rimage Corporation, Silicon Graphics, Inc., Stec Inc., and TriQuint Semiconductor, Inc.

Benchmarking and Other Factors

For its 2008 decisions the Compensation Committee considered the Watson Wyatt recommendations to frame the overall total compensation approach and general market competitiveness. As in previous years, the Committee, in making specific decisions regarding each Named Executive Officer's compensation, also considered internal and external relative parity among senior management, the experience and performance of individual officers, their current compensation levels and the reasonableness of the officer's compensation in light of our compensation objectives and our operational and financial performance. Historically, we have had a relatively flat salary structure for our senior officers, with the significant differences in total compensation among the senior officers being reflected in short-term cash and long-term equity incentive awards. This approach helps us manage our fixed costs and yet provides the potential for higher compensation levels based on performance-dependent short-term and long-term incentives.

The Committee did not benchmark to a specified level of compensation in the surveys or the peer companies for these reasons. The Committee also recognized that competition for most of our Named Executive Officers often comes from much larger companies, whether in the high performance computing industry or other technology companies, for which directly comparable compensation information is not publicly available. The Committee also believes that for technical and engineering positions, such as those held by Ms. Williams and Mr. Scott, there are less consistently defined positions across technology companies so that the survey and peer group compensation information is less directly applicable to them, and that each of these officers has significant high performance computing experience and achievements and roles not reflected in general survey and peer group analyses. In the end, the Committee relied substantially on its collective experience and judgment to establish the 2008 compensation for the Named Executive Officers and other senior officers.

Analysis of 2008 Compensation Determinations

Overview — Total Target Compensation

After considering the Watson Wyatt recommendations, the Compensation Committee adopted a total target compensation approach for our Named Executive Officers and other senior officers that framed its decisions covering:

- base salary,
- target awards under our annual cash incentive plan, and
- long-term equity grants of stock options and restricted stock.

Given our operational and financial performance prior to 2008 and in light of the Watson Wyatt recommendations and other factors described below, the Committee, with respect to each of the Named Executive Officers, did not make any changes in 2008 to their respective base salaries, which have been unchanged since 2005, or the target awards under the balanced scorecard component of our 2008 cash incentive compensation plan from 2007 levels which in turn were unchanged from 2006 levels; the Committee added a component to our 2008 cash incentive plan based on achieving at least $5 million of net income for the Named Executive Officers and other senior officers who were with us for most of 2007; and the Committee granted long-term equity awards — the most recent previous equity grants were in December 2006.

As a result of these decisions, approximately two-thirds of the total 2008 target compensation for our Named Executive Officers was performance based and at risk, except for Mr. Ungaro, who had over 80% of his total target compensation that was performance based and at risk. Although in specific situations particular components of compensation were at different levels from the Watson Wyatt suggestions, the total target compensation for Mr. Ungaro, Mr. Henry and Ms. Williams was generally in line with the Watson Wyatt total target compensation market levels. Mr. Scott's total target compensation exceeded the Watson Wyatt recommendations, which the Committee believed under-stated his technological experience, his recognized expertise in the high performance computing industry and his role with us, and reflected the limitations on survey and peer group information in his situation.

Mr. Miller's compensation was negotiated when he joined us in early 2008, and each component was above the Watson Wyatt suggested target levels, particularly the annual incentive plan targets and equity grants. The Committee considered these decisions appropriate given Mr. Miller's experience and past performance in high technology sales and marketing positions and the Committee's experience over the last two years looking at other potential candidates for this position. Although Mr. Miller had the principal sales and marketing function, he did not receive a commission or override based on sales volumes but instead a high annual plan target award when compared to the other Named Executive Officers (other than Mr. Ungaro). As a result, over 70% of Mr. Miller's total target compensation was performance based and at risk.

The Committee believes that the overall structure of the compensation for the Named Executive Officers is in furtherance of our compensation philosophy and objectives in providing, within our means and for our industry, competitive total target compensation with sufficient base salaries with a significant proportion of the total target compensation based upon performance and at risk, including a meaningful proportion that is equity-based, to align the officers' interests with those of our shareholders and provide a strong retention and performance incentive.

Base Salary

Watson Wyatt concluded that the 2007 Radford Executive Compensation Survey had the most relevant information for its analysis of our base salaries. Watson Wyatt advised the Compensation Committee to revise the base salary structure for our senior officers to use five consistently structured bands rather than the three disparate bands we previously had used. Each band was separated into seven segments, with positions in the range depending upon experience, qualifications and performance. With Mr. Ungaro's assistance, each executive officer was assigned a position in that range. Following this review, the Committee determined that each Named Executive Officer had a base salary that was substantially in the range suggested by the Watson Wyatt survey data, except that Mr. Ungaro's base salary was significantly less than the suggested level for his experience, qualifications and performance, and Mr. Scott's base salary exceeded the suggested level for his chief technology officer position. After review of all the factors described above, the Committee did not change the base salary levels for any Named Executive Officer for 2008 from their previous levels, which have stayed constant since 2005, in order to provide consistency with prior years and to continue to have a high percentage of each Named Executive Officer's total target compensation at risk. Mr. Miller's negotiated base salary was essentially consistent, given his experience and background, with the base salary structure for our other senior officers although slightly higher than the base salary levels suggested by Watson Wyatt.

Annual Cash Incentive Compensation Plan

Our annual cash incentive plan is an important element of the compensation program for all of our employees, including the Named Executive Officers. This plan provides performance-based cash incentives based on Company and individual performance against specific targets, with the purpose of motivating and rewarding achievement of our critical tactical, strategic and financial goals. For 2008 the annual cash incentive plan for our senior officers, including all Named Executive Officers, had two components — a balanced scorecard award plan based on quantitative financial and qualitative operational goals, consistent with prior years, and an additional payment for the Named Executive Officers and certain other senior officers who were with us for most of 2007 if we achieved at least $5 million in net income for 2008. These awards were payable only if the specified performance objectives were achieved. As a matter of retention, officers must continue to be employed by us when the awards are paid, generally in March following the applicable year, in order to receive the cash payments.

In preparing its cash incentive plan compensation recommendations to the Compensation Committee, Watson Wyatt determined a competitive range of total cash compensation, using the market base salary midpoint from its base salary review and an average of (a) the average target percentages from the three compensation surveys — Watson Wyatt Data Services, Mercer Executive Compensation and Radford Executive — described above, and (b) a regression analysis of target incentives as a percent of base salary from the peer group companies. This process demonstrated that our total cash compensation targets, when our 2008 base salaries were combined with the target awards in our 2007 annual cash incentive plan, were generally consistent with the market total cash compensation amounts as determined by Watson Wyatt for each of our Named Executive Officers, with the exception of Mr. Scott and Ms. Williams for the reasons described earlier, with each of their potential awards being substantially above the Watson Wyatt data. When the additional potential award based on reported net income is considered, our total cash compensation targets were above the Watson Wyatt market compensation levels for each Named Executive Officer, with Mr. Scott and Ms. Williams continuing to be more significantly above those levels, as was the negotiated compensation for Mr. Miller. For 2008, the Committee did not change the incentive plan target awards, however, concluding that as we have not reported net income since 2003 it was important that the Named Executive Officers and other senior officers have a specific incentive to achieve a significant level of net income; the Committee also believed that the target awards for Mr. Scott and Ms. Williams were each appropriate, given their significant high performance computing experience, achievements and roles, which were not well reflected in the general survey and peer group analysis. As noted earlier, Mr. Miller did not receive a commission or override incentive based on sales volumes, and in lieu he received the second highest target award under the annual incentive plan. Mr. Ungaro's target award continued to be substantially higher than the other Named Executive Officers to offset his relatively low base salary compared to the Watson Wyatt information regarding chief executive officer compensation and to bring his total cash compensation target income in line with the Watson Wyatt chief executive officer compensation information.

Balanced Scorecard Awards

The following table shows the 2008 target award amount for each Named Executive Officer under the balanced scorecard component of our 2008 annual cash incentive plan:

Executive	Title	Target Award As % of Base Salary
Peter J. Ungaro	Chief Executive Officer and President	150%
Brian C. Henry	Chief Financial Officer and Executive Vice President	60%
Margaret A. Williams	Senior Vice President responsible for research and development	60%
Steven L. Scott	Chief Technology Officer and Senior Vice President	50%
Ian W. Miller	Senior Vice President responsible for worldwide sales and marketing	100%

General Conditions. The threshold for incentive awards was 25% of the target award to a maximum of 150% of the target award. Unless our Adjusted Operating Income, as defined below, was at least $5 million, the maximum award was 12.5% of the target award. Any payout over 100% of the target award required that we obtain at least $225 million in Product Bookings in 2008 in order to emphasize the need for revenue over a term longer than 2008 and to replace the revenue anticipated to be recognized in 2008.

Scorecard Goals. In setting performance goals for the 2008 incentive plan, the Committee set performance goals weighted differently for each Named Executive Officer, depending on their areas of responsibility and the factors on which they have the most influence. Each Named Executive Officer had one or more of the following quantitative financial goals for 2008 as set out in the following table. All dollar figures are in millions. If actual results fell between the specified points in the table, a resulting percentage would be interpolated — for example, if 2008 Gross Profit Dollars were $102 million, that component would have been weighted at 116.7%. The financial targets were based on our 2008 financial plan presented to our Board in February 2008 and were set at levels so that if we achieved but did not substantially surpass that financial plan we would report positive net income and the Named Executive Officers would achieve incentive awards of approximately 35% of their respective target awards.

Measurement	Threshold (25%)	(50%)	Target (100%)	Stretch (150%)
2008 Product Bookings	$170	$190	$225	$260
2008 Gross Profit Dollars	90	94	100	106
2008 Product Gross Profit Dollars	68	70	75	80
Adjusted Operating Income	5	10	18	30
Leadership	Meets Some Expectations	Meets Expectations	Fully Meets / Sometimes Exceeds Expectations	Exceeds Expectations

The Committee selected the foregoing financial measurement factors for the following reasons:

- Product Bookings (defined as firm contracts for new product sales expected to be recognized as revenue prior to December 31, 2009) - Product bookings emphasize the need for revenue over a term longer than a year;

- Gross Profit Dollars and Product Gross Profit Dollars (defined as our reported gross profit dollars or our product gross profit dollars, respectively, and in each case excluding stock compensation, cash incentive plan payments, executive retention costs and restructuring charges or impairment costs) — Our gross profits, whether overall or for our products, although improving in recent years, have not been as desired, and we have targeted improved gross profit as a driver to bottom-line profitability; and

- Adjusted Operating Income (defined as our reported operating income after adding back stock compensation, cash incentive plan payments, executive retention costs, restructuring charges and impairment costs) — To reward both controlling expenses and increasing gross profit contributions.

In addition, the Named Executive Officers responsible for technical areas had similar quantitative financial goals and qualitative product development and marketing goals for the year, weighted as appropriate for their respective areas of responsibility, and each Named Executive Officer had qualitative Leadership goals.

Individual Scorecards. The 2008 scorecards for each Named Executive Officer are described below.

Peter J. Ungaro — As our Chief Executive Officer, Mr. Ungaro's scorecard was based on our overall financial performance and most heavily weighted on Leadership, with weightings of 25% for Product Bookings, 15% for Gross Profit Dollars, 15% for Adjusted Operating Income and 45% for Leadership; the latter category included Business Management goals for growing market share and hiring of key executives, Operations Management goals for achieving specific product development goals, and Strategy Development and Execution goals regarding our custom engineering activities, improving our long-term business model and overall competitiveness and completing our arrangements with Intel Corporation.

Brian C. Henry — As our Chief Financial Officer, Mr. Henry's scorecard was based on our overall financial performance and most heavily weighted on Adjusted Operating Income in order to drive towards reporting positive net income, with weightings of 10% for Product Bookings, 15% for Gross Profit Dollars, 50% for Adjusted Operating Income and 25% for Leadership; the latter category included goals relating to cash management, capital expenditures, Sarbanes-Oxley and SEC reporting compliance, succession planning within the finance department, finance department budget management, improved monthly management reporting, improving our long-term business model and overall competitiveness, and completing our arrangements with Intel Corporation.

Margaret A. Williams — As our Senior Vice President responsible for research and development, Ms. Williams' targets were weighted 60% on specific product development achievements and engineering budgets, 20% on Adjusted Operating Income and 20% for Leadership, including advancing succession planning for key positions within the research and development group, improving product quality, developing an integrated multi-year development schedule across all product programs, improving department efficiency and reducing the development cycle time, and achieving the 2008 DARPA High Performance Computer System ("HPCS") program milestones and specific product development goals.

Steven L. Scott — As our Chief Technology Officer, Mr. Scott's plan was most highly weighted in the area of Leadership, with 25% on Product Bookings, 25% on Adjusted Operating Income and 50% on Leadership, including completing amendments to our DARPA HPCS program, specific product development goals, representing our technical capabilities publicly and supporting our sales and marketing efforts, managing our principal engineer program and corporate architecture team, supporting Ms. Williams in achieving our research and development budget and schedule targets, budget management of the chief technology group, achieving our DARPA HPCS milestones, and working with our government programs office regarding government funding of our development programs.

Ian W. Miller — As Senior Vice President responsible for worldwide sales and marketing, Mr. Miller's plan was most heavily weighted to Product Bookings and Product Gross Profit Dollars, with 30% on Product Bookings, 30% on Product Gross Profit Dollars, 20% on Adjusted Operating Income and 20% on Leadership, including advancing succession planning efforts within the sales organization, managing the sales and marketing budgets, managing our principal marketing programs and trade shows, developing programs to build the Cray brand, developing near-time programs to include Intel processors, future growth strategy and opportunities, timing of cash payments in new sales contracts and improving customer satisfaction.

For 2008, we met our target goal for Product Bookings and exceeded our stretch goals for each of Gross Profit Dollars, Product Gross Profit Dollars and Adjusted Operating Income.

Mr. Ungaro, as chief executive officer, subject to final approval by the Compensation Committee, retained the right to adjust the formula incentive award (from 0% to 125%) for each officer, based on his judgment as to the officer's performance; Mr. Ungaro did not adjust any awards for 2008. The Board, in executive session, approved the final incentive award for Mr. Ungaro and in practice approved the final incentive awards to the other senior officers, including the other Named Executive Officers, also using no discretion to increase or decrease any of the awards.

Award Based on Net Income Target

The Named Executive Officers and other senior officers who served in such positions with us for most of 2007 were eligible to receive an additional cash payment equal to 25% of target award if our net income for 2008 was at least $5 million. This component of our annual incentive plan served as a performance-based retention incentive for senior officers who were with us for most of 2007. Mr. Miller, who joined us in February 2008, was not eligible for this component of the cash incentive plan. For 2007, no incentive awards were paid to senior officers although a significant contributing factor to our failure to reach the 2007 required performance targets was the failure of a third-party supplier to provide necessary parts on time. Adding this component to the 2008 plan expanded to a total of eleven the number of senior officers with performance-based awards similar to those previously given in 2007 to Mr. Ungaro, Mr. Henry and Ms. Williams. In order to receive this payment, we had to achieve financial results significantly above the February 2008 Board financial plan, results that would have approached performance levels approximately mid-way between the 50% and 100% specified points in the above table of balanced scorecard goals. We have not reported positive net income since 2003, and no incentive award payments were made to Named Executive Officers in 2007 and only once since 2003. As our net income for 2008 would have substantially exceeded $5 million except for a non-cash goodwill impairment charge largely due to overall market factors, the Committee determined that the objectives of this incentive component had been achieved and authorized payment of this award.

For more information about the awards and cash payments under the 2008 cash incentive plan to the Named Executive Officers, see the "Summary Compensation Table" and "Grants of Plan-Based Awards" table under "Compensation Tables" below.

Difficulty of Performance and Net Income Targets

We believe that the Committee and the Board in general have set performance targets for our annual cash incentive plans that are achievable but require significant effort to be met, with annual incentive awards at target being at substantial risk and incentive awards above target being very difficult to realize. In the past eight years, we paid no cash incentive awards for 2001, 2004, 2005 or 2007, paid at-target awards for 2006 and paid above-target awards for 2002, 2003 and now for 2008. The 2008 financial performance targets were based on our financial plan delivered to the Board in February 2008 with the expectation of achieving, if we only met that plan, an approximately 35% target award and not receiving the award based on net income.

Long-Term Equity Awards

We grant stock options and restricted stock for certain new hire situations, principally for senior manager and officer positions and generally on an annual basis as part of the total target compensation plan for the Named Executive Officers and other senior officers. In accordance with our compensation philosophy and objectives described above, these grants are designed to:

- align the interest of recipients with our shareholders,
- motivate and reward recipients to increase shareholder value over the long-term,
- provide a significant proportion of their total target compensation at risk subject to future performance, and
- provide a retention incentive.

As noted earlier, in the past several years we have recruited a number of key senior officers and through that process have learned that the available talent pool in our industry is limited and that candidates and our officers have significant other opportunities. Given these circumstances, the Committee has emphasized the retention nature of equity awards to keep our senior management team in place. For this reason, the Committee did not add specific performance criteria to any of the grants. The Committee has undertaken to continue to review whether to add performance criteria to at least part of future equity grants.

In order to provide longer-term performance and retention incentives, we generally grant stock options with ten-year terms and four-year vesting schedules, with exercise prices equal to 100% of grant date fair market value (determined by the most recent closing price for our common stock prior to the grant decision or, for new hires, the most recent closing price prior to the first date of employment). As financial gain from stock options is dependent upon increases in the market price for our common stock after the date of grant, we believe option grants encourage recipients to focus on performance and initiatives that should lead to an increase in the market price of our common stock, which benefits all of our shareholders. In addition, when the market price for the underlying common stock is higher than the exercise prices of stock options that are not fully vested, those options provide a retention incentive. Stock options, however, represent a high-risk and potential high-return component, as the realizable value, and consequently the retention incentive, of each option can fall to zero if the market price for the underlying common stock falls below the exercise price. On December 31, 2008, the market price of our common stock was below the exercise prices of all of the outstanding stock options held by our Named Executive Officers, and as a consequence those options then had no realizable or intrinsic value, and little if any retention value. See the "Outstanding Equity Awards at Fiscal Year-End" table below.

We grant restricted stock with vesting dependent on continued employment, generally with four-year vesting schedules, with half of the granted shares vesting after two years and the balance vesting after four years (the actual vesting date is designed to occur during open trading window periods following filing of our quarterly or annual reports with the SEC). Awards of restricted stock are designed to increase each recipient's ownership of our common stock, thereby aligning their interests with shareholders and, with a longer-term vesting schedule, to provide a significant long-term retention incentive.

In preparing its recommendations to the Committee for long-term equity compensation, Watson Wyatt determined a competitive range of total compensation, using the market base salary midpoint from its base salary review and an average of (a) the average target percentages from the three compensation surveys described above and (b) a regression analysis of target incentives as a percent of base salary from the peer group companies, with the difference between the target total compensation and target total cash compensation (combining base salary and target annual cash incentive awards) resulting in a suggested value for long-term compensation. Watson Wyatt suggested using valuation methods analogous to the expensing of these awards for financial reporting purposes to determine the number of options and restricted shares to grant.

The Committee determined to issue in 2008 generally an equal number of stock options and shares of restricted stock to the Named Executive Officers and other senior officers to provide a performance incentive while also providing a strong retention incentive to the senior officers in order to maintain the current management team. The Committee believes that, under Mr. Ungaro's leadership, we have made great strides in a very competitive market and in difficult times, and that he has built a strong management team. However, when considering the need to reserve shares for adequate equity grants for new hires in 2008 and 2009, for directors pursuant to the director compensation plan for those years and for equity grants to senior managers and officers in 2009, the Committee found that the size of the 2008 individual grants was constrained by the number of options and restricted shares then available for grant under our option and equity incentive plans. Other factors considered by the Committee in making 2008 individual equity grants involved considerations of the contribution the officer has made to our overall performance, the officer's potential performance and contribution and retirement plans, the current stock ownership of the officer, the extent and frequency of prior option grants and restricted stock awards, the officer's unvested stock option and restricted stock position, the range of outstanding options with exercise prices below or above the current market price for our common stock and the remaining duration of the outstanding options. After considering all these factors and that the total cash compensation targets were above the Watson Wyatt recommendations, the values of the 2008 equity grants to the Named Executive Officers were less than the Watson Wyatt equity recommendations except for Mr. Scott, for the reasons described above, and for Mr. Miller, which were negotiated as part of the hiring process when we commonly award larger initial equity grants. In the end, however, the value of 2008 equity grants to the Named Executive Officers was in the range of approximately 43% to 49% of their respective total target compensation, and thus in furtherance of our compensation philosophy and objectives described above.

As explained above, the Committee has not used any one factor in its equity grant determinations nor set a specific burn or use rate, although the Committee generally expects that the pool of options and restricted stock should be available for grants for at least three years following shareholder approval. See "Guidelines for Granting Equity Compensation" below.

For information regarding equity grants in 2008 and in prior years, see the tables and associated footnotes and narratives under "Compensation Tables" below.

Severance Policy and Change of Control Agreements

We have adopted an executive severance policy and entered into certain change of control agreements, titled management retention agreements, designed to attract and retain officers in a competitive marketplace for talent, to retain officers during the uncertainty of rumored or actual fundamental corporate changes and to ensure that the officers evaluate any potential acquisition situations impartially without concern for how they may be personally affected. We believe that these plans are important competitive considerations, as it is generally believed that it takes senior corporate officers significant time to find new employment after their employment ends. The basic terms of the executive severance policy and the management retention agreements were first established a number of years ago and have not been changed substantively since their commencement in order to provide consistency for all covered officers, except for changes negotiated from time to time in connection with hiring new individual executive officers. In late 2008, we adopted a new executive severance policy and entered into new management retention agreements designed to comply with Section 409A of the Internal Revenue Code, although we maintained the basic structure of the previous policy and agreements to provide continuity.

Executive Severance Policy. In October 2002, our Board of Directors adopted an Executive Severance Policy that covered our then senior executive officers. As described above, we updated the Executive Severance Policy in late 2008 in order to comply with Section 409A of the Internal Revenue Code. If officers are terminated without Cause or resign for Good Reason, as those terms are defined in the Policy, the officers receive for certain periods, ranging from six to 12 months, depending on their office and how long they have served us as officers, continuation of base salary, health and term life insurance benefits, an extended time to exercise vested options and outplacement services. Mr. Ungaro and Mr. Henry also receive their target cash incentive plan awards and the other covered officers could receive part or all of their respective target cash incentive awards for the year in which their employment terminates. To receive these benefits, the officer must provide us with a general release and continue to comply with his or her confidentiality and other agreements with us. For officers who are not parties to the management retention agreements discussed below, the Policy provides benefits following a Change of Control. Our obligations under this Policy are unfunded, and our Board has the express right to modify or terminate this Policy at any time prior to a Potential Change of Control or Change of Control, as those terms are defined in the Policy, or prior to delivery of a notice of termination of employment for a covered officer.

The following briefly describes the significant changes to the Executive Severance Policy implemented with the December 2008 revision:

- the payment of a portion or all of the severance payments may be delayed to after six months following termination of employment, as required by Section 409A;
- the protected period following a Change of Control, during which the Policy cannot be terminated and the benefits provided by the Policy cannot be reduced, is 24 months in line with a similar change in the Management Retention Agreements; and
- the definition of "Good Reason" was amended to mean a material negative change in the employment relationship between the officer and the Company, as required by Section 409A; the definition of "Good Reason" in the Policy permits limited across-the-board officer salary reductions and changes in benefits, and restricts protection against changes in position and reporting relationships to Senior Vice Presidents and above in order to provide us with greater flexibility to change officer responsibilities as circumstances may change without triggering the protections of the Policy.

For officers covered by the Policy other than Mr. Ungaro and Mr. Henry, the amount of the severance payment was revised to include base salary and the target incentive award under our annual cash incentive plan pro-rated for the officer's covered period (six months to one year) and adjusted for our actual performance; previously the severance payments for these officers covered only base salary. This change was made in light of the importance of the annual cash incentive plan as part of our total target compensation approach. The amounts payable as severance payments under the Policy to Mr. Ungaro and Mr. Henry were not changed and are based upon base salary and full target incentive award in accordance with our previous agreements with each of them, which were negotiated in 2005 when Mr. Ungaro was named our President and Mr. Henry first joined us.

Management Retention Agreements. We previously entered into change of control agreements with each of the Named Executive Officers and certain other senior officers. In late 2008, we entered into new management retention agreements with our senior officers, including each Named Executive Officer, which were modified to comply with Section 409A of the Internal Revenue Code (Mr. Miller's agreement was executed when he joined us in February 2008). Payments are made under these agreements only if two events occur (often referred to as a "double-trigger" form of agreement): first, there must be a Change of Control and, second, within two years after the Change of Control, the officer's employment is terminated without Cause or the officer resigns for Good Reason, as such terms are defined in the agreement. If the agreements apply, the officer is to receive a lump sum payment equal to two times the officer's annual compensation (base salary plus cash incentive plan award at target), payment of the COBRA costs for medical benefits for 18 months, reimbursement of the cost of term life insurance for 24 months, the acceleration of vesting of all stock options and 12 months to exercise all options after termination or, if earlier, until the options expire, and outplacement services. If these payments are subject to an "excess parachute payment" excise tax, we have agreed to provide a tax gross-up payment. We believe that tax gross-up payments are appropriate so that the recipient receives the benefit of the intended compensation without regard to the complexity of the calculations of "excess parachute payments" and as the payment is limited to two times annual compensation and benefits, rather than the higher levels generally permitted by the Internal Revenue Code before the excise tax is imposed.

The following is a brief description of the significant changes to the Management Retention Agreements implemented in the December 2008 agreements from the previous agreements:

- all or a part of certain payments may be delayed to after six months following termination of employment, as required by Section 409A;
- the definition of "Good Reason" was amended to mean a material negative change in the employment relationship between the officer and the Company, as required by Section 409A, including a material reduction in base salary (defined as being a reduction by more than 5%), a material reduction in the officer's target award opportunity under our cash incentive plan, a material diminution of the officer's status, title, position(s) or responsibilities (including reporting responsibilities), certain relocations or changes in customary office locations, a material overall reduction in benefits and the non-assumption of the Agreement by a successor entity;
- the protected period following a Change of Control was reduced from 36 months to 24 months, in line with general practice at other companies;
- disability insurance is no longer provided following termination;
- the definition of "Cause" was amended to require a finding of Cause by the non-management directors, in order to provide greater protection to our officers in potentially difficult circumstances with new management following a Change of Control;
- if there is a dispute as to whether "Cause" or "Good Reason" exists, the officer remains an employee until the dispute is settled, with the Company having the election to have the officer continue to work or be placed on paid leave; and
- the severance arrangements include the Company paying all of the COBRA expense for up to 18 months, rather than a pro-rata portion previously provided for 24 months, and paying for outplacement services, which were not previously provided, in order to provide competitive benefits with other companies and, with respect to outplacement services, to provide consistency with the benefits provided under the Executive Severance Policy.

In addition, Mr. Ungaro and Mr. Henry each has a new provision that provides that, for a one-month period beginning six months following a Change of Control, he can resign and receive the benefits under his Agreement if at such time he no longer holds his same position and reporting relationship at a company registered under the Securities Exchange Act of 1934 as he held with us prior to the Change of Control. This was added as a competitive provision and balanced the key nature of their current positions with a publicly-held company, the loss of which constitutes a substantial diminution of job responsibilities and duties, and the provision of an appropriate period following a Change of Control to permit negotiations as to their respective positions, if any, with the new controlling entity.

Stock Option Plans and Restricted Stock Agreements. Our stock option plans and restricted stock agreements provide that if the Company is sold, unless the existing options and restricted stock are continued or assumed by the successor entity, then each optionee would have the opportunity to exercise his or her options in full, including any portion not then vested, and the options would terminate upon the sale becoming effective, and the restricted stock would vest in full. We believe that acceleration of vesting of options and restricted stock is appropriate when the options and restricted stock grants are not continued or assumed by the successor company, as the recipient has not received the full contemplated benefit of the equity award due to circumstances beyond the recipient's control.

The Executive Severance Policy, the Management Retention Agreements and the stock option plans and restricted stock agreements are described in more detail under "Narrative to the Termination of Employment and Change of Control Payments Table" below.

Retirement Plans

Our only retirement plan for all U.S. employees, including the Named Executive Officers, is a qualified 401(k) plan under which employees may contribute a portion of their salary on a pre-tax basis. Participants may invest in a limited number of mutual funds, and may sell, but may not direct the purchase of, shares of our common stock. We match 25% of participant contributions, with half of the match paid in shares of common stock on a quarterly basis during the year and the balance paid after year-end in cash and/or shares of common stock, as the Board of Directors, acting through the Compensation Committee, decides. In recent years the final matching contribution has been made in shares of our common stock.

We do not have any pension plan for any of our U.S. employees, including our Named Executive Officers. We do not have any plan for any of our Named Executive Officers or other employees that provides for the deferral of compensation on a qualified or non-qualified basis under the Internal Revenue Code other than our 401(k) plan.

Additional Benefits and Perquisites

We have health and welfare plans available on a non-discriminatory basis to all employees in the United States designed to meet the health and welfare needs of our employees and their families and to provide a total competitive compensation package. We provide these benefits to the Named Executive Officers and other senior officers on the same terms and conditions as provided to all other eligible employees:

- Group health insurance and dental and vision benefits
- Life insurance, up to a maximum of $500,000
- Employee Stock Purchase Plan qualified under Section 423 of the Internal Revenue Code
- Long-term care
- Short and long-term disability insurance
- Supplemental income protection
- Flexible spending accounts for health care and dependent care
- An employee assistance plan and travel assistance.

We do not provide perquisites for the Named Executive Officers or other senior officers that are not available on the same terms to our employees generally.

Stock Ownership Guidelines

We have not implemented formal stock ownership guidelines for our officers. We expect that our executive officers will discuss potential sales of our common stock with our Chief Executive Officer. We continue to review the practices regarding such guidelines and may reevaluate our position with respect to stock ownership guidelines for officers.

Guidelines for Granting Equity Compensation

In 2005 and 2006, the Compensation Committee made decisions regarding base salaries and annual cash incentive awards in the spring of each year and decisions regarding annual equity grants in December. In 2007 the Committee decided to make all awards to senior officers in the spring concurrent with compensation decisions for all employees in order to have a more cohesive approach to total compensation for each senior officer, and for that reason the Committee made no general equity grants to senior executive officers in 2007. In 2008, the general equity grants were made in May. While the Committee expects to complete the senior officer compensation awards, including equity grants, this spring, the 2009 awards have not yet been made.

As stated above, while the Compensation Committee has the authority to determine the equity grants to executive officers, other than the Chief Executive Officer, in practice all grants to senior officers are reviewed and approved by the Board in executive sessions of non-management directors.

The Committee approves new-hire equity grants for vice presidents and has established guidelines for equity grants of new hires below that rank for awards approved by the Chief Executive Officer pursuant to those guidelines. New-hire grants are effective on the first day employment begins, with the exercise prices for stock options set at the closing price for our common stock on the immediately prior trading day. As the date of grants is pre-established, the timing of the release of material nonpublic information does not affect the grant dates for new-hire equity awards.

Under our option plans, we may not grant stock options at a discount to the fair market value of our common stock or, except under certain older plans, reduce the exercise price of outstanding options except in the case of a stock split or other recapitalization events. We do not grant stock options with a so-called "reload" feature, and we do not loan funds to employees to enable them to exercise stock options.

Securities Trading Policies

Our securities trading policies state that directors, officers and employees may not purchase or sell puts or calls to sell or buy our common stock, engage in short sales with respect to our common stock, or buy our common stock on margin or pledge shares of our common stock. Our policies restrict trading in our common stock by directors, officers and certain specified employees to open window periods following the release of our quarterly and annual financial results, except for trades pursuant to approved Rule 10b5-1 plans.

Tax Deductibility

Section 162(m) of the Internal Revenue Code limits to $1 million per person the amount that we may deduct for compensation paid in any one year to our Chief Executive Officer and certain of our most highly compensated officers. This limitation does not apply, however, to "performance-based" compensation, as defined in the Internal Revenue Code. Our stock options generally qualify as "performance-based" compensation and, except for incentive stock options, may result in a deduction for us at the time of exercise. Payments to our Chief Executive Officer and certain of our most highly compensated officers under our annual cash incentive plan and our outstanding restricted stock grants do not qualify as "performance-based" compensation and are not deductible to the extent that the $1 million limit is exceeded. The deductibility of some types of compensation payments depends upon the timing of the awards and the vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond our control, also can affect deductibility of compensation. Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs, particularly given our considerable net loss carry-forward position for U.S. tax purposes. Rather, we maintain the flexibility to structure our compensation programs in ways that promote the best interests of our shareholders.

Compensation Committee Report

The Compensation Committee is responsible for overseeing the Company's compensation policies, plans and benefits program, the compensation of the Chief Executive Officer and other senior officers and the administration of our equity compensation plans and the Cray 401(k) Plan. As set forth in the Committee's charter, which can be found at: www.cray.com under "Investors — Corporate Governance," the Compensation Committee acts only in an oversight capacity, and relies on the work and assurances of management and outside advisers that the Committee retains. The Compensation Committee believes it has satisfied its charter responsibilities for 2008.

The Compensation Committee has worked with management for the past several years to develop a systematic compensation philosophy and structure. In 2007 the Committee retained Watson Wyatt Worldwide, a leading executive compensation consultant, to advise the Committee. Watson Wyatt personnel conducted an in-depth review of the then current compensation practices, including interviews with a number of managers at the Company, and then reported its findings to the Committee in a series of meetings, some with management and some in executive sessions. The results of that collaboration, which formed the basis for the 2008 executive compensation decisions, are described in the foregoing Compensation Discussion and Analysis.

A second focus area of the Compensation Committee has been the structure and strength of the Company's senior management team. Most of the Company's current management team came in 2005, when Mr. Ungaro became President, or more recently, including key hires and promotions in 2008 and 2009. The Committee meets twice a year with Mr. Ungaro to review his performance as chief executive officer and to obtain his assessment of the strengths and weaknesses of the management team. The Committee believes that under Mr. Ungaro's leadership the Company has made great strides in a very competitive market and in difficult times. The Committee has worked with Mr. Ungaro to develop a strong "performance culture" at the Company. One aspect of that process has been emphasis on succession plans, identification of high potential, at-risk and retiring employees, and efforts to improve the officers' management and leadership skills within a relatively new and thin management group. Another aspect, as is reflected in the Watson Wyatt compensation structure, is to add, to competitive base salaries, significant retention and incentive elements in long-term compensation awards, as discussed in the foregoing Compensation Discussion and Analysis.

The Compensation Committee also approves the compensation of new vice-presidents as they are hired, including base salary, annual cash incentive targets, equity grants and hiring bonuses, if any; determines the policy for awarding stock options and/or restricted stock grants to other new hires; reviews and approves amendments to the Company's 401(k) plan; periodically reviews the Company's staffing, including open positions and turnover; receives reports on the Company's health and safety records and any equal employment opportunity claims, investigations and reports; and considers the Company's medical and other health benefits, including potential changes and enhancements, from both a cost and a competitive perspective. In 2008, the Compensation Committee reviewed and recommended that the Board approve the terms of a new severance policy for officers and new change-of-control agreements for executive officers. These new documents, while drafted to comply with Section 409A of the Internal Revenue Code, also provided an opportunity to revise certain provisions to be more competitive with similar arrangements offered by other companies. The new policy and agreements also are described in the foregoing Compensation Discussion and Analysis.

The Compensation Committee has reviewed and discussed with management the above Compensation Discussion and Analysis. Based on that review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

Frank L. Lederman, Chair
John B. Jones, Jr.
Stephen C. Kiely
Stephen C. Richards

Compensation Tables

The tables on the following pages describe, with respect to our Named Executive Officers, the 2008, 2007 and 2006 salaries, bonuses, incentive awards and other compensation reportable under SEC rules, plan-based awards granted in 2008, values of outstanding equity awards as of year-end 2008, exercises of stock options and vesting of restricted stock awards in 2008, and potential payments upon termination of employment and following a Change of Control.

Summary Compensation

The following table summarizes the compensation for the indicated years of our Chief Executive Officer, our Chief Financial Officer and our three highest paid other executive officers for the year ended December 31, 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total(6)
Peter J. Ungaro	2008	$350,000	—	$305,265	$167,388	$853,125	$ 4,415	$1,680,193
Chief Executive Officer and	2007	$350,000	$437,500	$457,152	$ 80,000	—	$ 4,361	$1,329,013
President	2006	$350,000	$875,000	$591,607	$ 2,537	$525,000	$ 1,345	$2,345,489
Brian C. Henry	2008	$325,000	—	$161,014	$ 92,983	$302,250	$ 6,367	$ 887,614
Chief Financial Officer and	2007	$325,000	$260,000	$261,161	$ 52,000	—	$ 5,758	$ 903,919
Executive Vice President	2006	$325,000	$520,000	$344,927	$ 1,396	$195,000	$ 1,626	$1,387,949
Margaret A. Williams	2008	$300,000	—	$150,238	$ 86,735	$253,800	$ 6,367	$ 797,140
Senior Vice President	2007	$300,000	$240,000	$261,161	$ 52,000	—	$ 4,560	$ 857,721
	2006	$300,000	$480,000	$344,927	$ 1,396	$180,000	$ 1,613	$1,307,936
Steven L. Scott	2008	$300,000	$ 500	$113,763	$ 65,722	$225,000	$ 4,415	$ 709,400
Senior Vice President and	2007	$300,000	—	$ 58,344	$ 33,000	—	$21,238	$ 412,582
Chief Technology Officer	2006	$300,000	—	$ 1,882	$ 888	$150,000	$22,278	$ 475,048
Ian W. Miller	2008	$230,000	$100,000	$ 87,563	$ 32,542	$288,493	$ 6,140	$ 744,738
Senior Vice President								

(1) The amount shown for 2008 in this column for Mr. Scott reflects a payment for issuance of a patent. The amount shown for Mr. Miller is for a one-time hiring bonus for when he joined us in February 2008. Mr. Miller agreed to repay all of this bonus if he voluntarily left us before February 11, 2009, and 50% of the bonus if he voluntarily leaves us before February 11, 2010.

(2) The amounts shown in this column do not reflect an amount paid to or earned or realized by any Named Executive Officer but rather reflect the expense recorded on our financial statements for the indicated year with respect to all restricted stock awards held by each Named Executive Officer during that year, disregarding any adjustments for estimated forfeitures. See "Analysis of 2008 Compensation Determinations — Long-Term Equity Awards" in the Compensation Discussion and Analysis above and the "Outstanding Equity Awards at Fiscal Year-End" and "2008 Option Exercises and Stock Vested" tables below for a more complete description of these awards.

See the section entitled "Share-Based Compensation" in Note 2 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008, for a description of the valuation of these restricted stock awards pursuant to FAS 123R. The amount any Named Executive Officer realizes, if any, from these restricted stock awards will depend on the future market value of our common stock when these shares are sold, and there is no assurance that the Named Executive Officers will realize amounts at or near the values shown.

(3) The amounts shown in this column do not reflect an amount paid to or earned or realized by any Named Executive Officer but rather reflect our expense for the indicated year with respect to all outstanding stock options held by each Named Executive Officer during that year, disregarding any adjustments for estimated forfeitures, and otherwise as recorded on our financial statements. See "Analysis of 2008 Compensation Determinations — Long-Term Equity Awards" in the Compensation Discussion and Analysis above and the "Outstanding Equity Awards at Fiscal Year-End" table below for a more complete description of these option grants.

See the section entitled "Shared-Based Compensation" in Note 2 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008, for a description of the valuation of these stock options, including key assumptions, under the Black-Scholes pricing model pursuant to FAS 123R; the values determined by the Black-Scholes pricing model are highly dependent on these assumptions, particularly regarding volatility of the market price for our common stock and expected life of these options. There can be no assurance that the options will ever be exercised, in which case no value will be realized by the Named Executive Officer. The amount any Named Executive Officer realizes, if any, from these options depends on the future excess, if any, of the market value of our common stock over the exercise price of the options when the Named Executive Officer sells the underlying shares, and there is no assurance that the Named Executive Officers will realize amounts at or near the values shown. In fact, on December 31, 2008, the per share exercise price of the stock options held by the Named Executive Officers exceeded the market value of our common stock of $2.08 per share on that date and the options had no intrinsic value.

(4) The information in this column reflects payments to the Named Executive Officers under our annual cash incentive plan for the indicated year. Payments for our 2008 cash incentive plan were paid in March 2009. See the "Grants of Plan-Based Awards" table below and "Analysis of 2008 Compensation Determinations — Annual Cash Incentive Compensation Plan" in the Compensation Discussion and Analysis above for a description of the 2008 cash incentive plan, including the conditions to payments of awards.

(5) "All Other Compensation" for 2008 includes premiums for group term life insurance policies and matching contributions under our 401(k) plan, as follows:

Officer	Group Term Life Insurance	401(k) Plan Match
Peter J. Ungaro	$ 540	$3,875
Brian C. Henry	$1,242	$5,125
Margaret A. Williams	$1,242	$5,125
Steven L. Scott	$ 540	$3,875
Ian W. Miller	$1,015	$5,125

(6) The amounts shown in the "Total" column are the sum of the amounts shown in the columns for salary, bonus, stock awards, option awards, non-equity incentive plan compensation and all other compensation, as required by SEC rules. Because these sums combine cash payments earned by and made to the Named Executive Officers and amounts not earned by or paid to the Named Executive Officers but rather amounts recorded by us on our financial statements as an expense for restricted stock awards and options held by the Named Executive Officers, the actual total amount earned in any year by a Named Executive Officer depends on future events and, for the reasons described in footnotes (2) and (3) above, there is no assurance that the Named Executive Officers will realize a total sum at or near the values shown.

Grants of Plan-Based Awards in 2008

The following table sets forth certain information with respect to the potential cash incentive awards and the equity awards for the year ended December 31, 2008, to the Named Executive Officers. See "Analysis of 2008 Compensation Determinations — Annual Cash Incentive Compensation Plan" and "— Long-Term Equity Awards" in the Compensation Discussion and Analysis above.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards (shares)(2)	All Other Option Awards (underlying shares)(2)	Exercise Price of Option Awards ($ per share)(3)	Grant Date Fair Value(4)	
		Threshold	Target	Maximum				Stock	Options
Peter J. Ungaro	5/16/08	$131,250	$656,250	$918,750	90,000	80,000	$6.63	$589,500	$285,600
Brian C. Henry	5/16/08	$ 48,750	$243,750	$341,250	45,000	45,000	$6.63	$294,750	$160,650
Margaret A. Williams	5/16/08	$ 45,000	$225,000	$315,000	38,000	38,000	$6.63	$248,900	$135,660
Steven L. Scott	5/16/08	$ 37,500	$187,500	$262,500	36,000	36,000	$6.63	$235,800	$128,520
Ian W. Miller	2/11/08	$ 57,500	$230,000	$345,000	50,000	50,000	$5.34	$264,000	$142,000

(1) Represents threshold, target and maximum payout levels under our annual cash incentive compensation plan for 2008, which had two components. The target and maximum payout levels assume payment of the second component, the 25% of target award based on achieving net income; if we had achieved only the threshold payout level, we would not have earned that award and so it is excluded from the threshold payout level. We paid above-target levels to each of the Named Executive Officers for 2008, as is reflected in the "Non-Equity Incentive Plan Compensation" column in the "Summary Compensation Table" above. Additional information regarding the annual cash incentive plan for 2008 is included under "Analysis of 2008 Compensation Determinations — Annual Cash Incentive Compensation Plan" in the Compensation Discussion and Analysis above.

(2) Reflects the number of restricted stock awards and shares of common stock underlying stock options granted to Mr. Miller in February 2008 when he joined us and to each other Named Executive Officer on May 16, 2008, pursuant to our shareholder approved equity incentive plans. Half of Mr. Miller's restricted stock awards vest on February 28, 2010 and the remaining half vest on February 28, 2012, while half of these restricted stock awards granted to each other Named Executive Officer vest on May 15, 2010, and the remaining half vest on May 15, 2012. Restricted stock awards are forfeitable upon certain events and also vest in full upon the death or Disability of the recipient and upon certain other events. Twenty-five percent of the stock options granted to the Named Executive Officers on May 16, 2008, vest on May 16, 2009, with the remaining balance vesting monthly over the next 36 months, so that all options will be vested on May 16, 2012; 25% of Mr. Miller's stock options vested on February 11, 2009, and the remaining balance vest monthly over the next 36 months so that all of his options will be vested in full on February 11, 2012. Vesting of stock options is accelerated upon the death or Disability of the optionee, and may be accelerated upon certain other events. Additional information regarding the design and terms of these long-term equity awards is included under "Analysis of 2008 Compensation Determinations — Long-Term Equity Awards" and "Severance Policy and Change of Control Agreements — Stock Option Plans and Restricted Stock Agreements" in the Compensation Discussion and Analysis above.

(3) Reflects 100% of the fair market value of our common stock on May 16, 2008, the grant date. In determining the grant date fair market value, we use the most recent closing price for our common stock prior to the applicable Committee or Board meeting. If meetings are held in the morning, then we use the closing price on the immediately preceding trading date. If the meetings are held after 1:00 p.m. Pacific time on a trading day, we use the closing price on the date of the meeting. The exercise price of $6.63 per share represents the closing price on the preceding trading date of May 15, 2008. The closing price on May 16, 2008, was $6.58 per share.

(4) The grant date fair value of the restricted stock awards and stock option grants was computed in accordance with FAS 123R and represents our total projected expense for financial reporting purposes of those awards and grants. See the section entitled "Share-Based Compensation" in Note 2 of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2008, for a description of the valuation of these restricted stock awards and stock option grants, including key assumptions under the Black-Scholes pricing model for determining values of stock options; the values determined by the Black-Scholes model are highly dependent on these assumptions, particularly regarding volatility of the market price for our common stock and expected life of the stock options. There can be no assurance that the stock options will ever be exercised, in which case no value will be realized by the Named Executive Officer. The amount any Named Executive Officer realizes, if any, from these restricted stock awards and stock option grants depends on the market value of our common stock in the future when the Named Executive Officer sells the restricted shares or the shares underlying the stock options, as the case may be, and there is no assurance that the Named Executive Officers will realize amounts at or near the values shown.

Narrative to the Summary Compensation and Grants of Plan-Based Awards Tables

The amounts reported in the Summary Compensation Table include base pay, annual and long-term incentive amounts and benefits and are described more fully above under "Analysis of 2008 Compensation Determinations" in the Compensation Discussion and Analysis above.

As noted in that analysis, for our Named Executive Officers there were no increases in base salaries in 2008 over 2007 or 2006. Our performance in 2008 exceeded the target levels for our annual cash incentive compensation plan; this is the first time our executive officers earned above-target levels of incentive compensation since 2003.

As also noted in that analysis, the combination of restricted stock awards and stock option grants is to provide a performance incentive while also providing a strong retention incentive. As of December 31, 2008, none of the stock options granted in May 2008 had any intrinsic value as the per share exercise price of $6.63 for the options exceeded the closing market price of $2.08 per share on December 31, 2008, and the value of the restricted stock, which remains unvested, is substantially less than the grant date fair value.

Mr. Miller's compensation was negotiated when he joined us in February 2008. As he was not an employee in 2007, he was not eligible for the 25% of target award based on net income. His bonus award for 2008 is a one-time hiring bonus, which he agreed to repay in full if he voluntary left us before February 11, 2009, and to repay 50% if he voluntarily leaves us before February 11, 2010.

Outstanding Equity Awards on December 31, 2008

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2008, held by our Named Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards	
	Number of Shares Underlying Unexercised Options(1)					
Name	Exercisable(2)	Unexercisable(3)	Option Exercise Price ($ per share)(4)	Option Expiration Date	Number of Shares That Have Not Vested	Market Value of Shares That Have Not Vested(7)
Peter J. Ungaro	124,999		$36.00	7/30/13	31,575(5)	$ 65,676
	25,000		$27.56	2/5/14	90,000(5)	$187,200
	75,000		$14.76	9/20/14		
	43,750		$ 8.00	5/11/15		
	43,750		$10.00	5/11/15		
	43,750		$12.00	5/11/15		
	43,750		$14.00	5/11/15		
	31,575	31,575	$10.56	12/19/16		
		80,000	$ 6.63	5/16/18		
Brian C. Henry	124,999		$ 5.92	5/23/15	17,375(5)	$ 36,140
	17,375	17,375	$10.56	12/19/16	45,000(5)	$ 93,600
		45,000	$ 6.63	5/16/18		
Margaret A. Williams	12,500		$ 8.32	4/27/15	17,375(5)	$ 36,140
	12,500		$10.00	4/27/15	38,000(5)	$ 79,040
	12,500		$11.64	4/27/15		
	12,500		$13.32	4/27/15		
	6,250		$ 8.00	5/11/15		
	6,250		$10.00	5/11/15		
	6,250		$12.00	5/11/15		
	6,250		$14.00	5/11/15		
	17,350	17,350	$10.56	12/19/16		
		38,000	$ 6.63	5/16/18		
Steven L. Scott	547		$20.00	7/1/10	11,050(5)	$ 22,984
	948		$10.12	2/7/11	36,000(5)	$ 74,880
	7,292		$10.36	4/29/12		
	3,907		$16.40	7/12/12		
	124,499		$27.56	2/5/14		
	6,250		$14.76	9/20/14		
	6,250		$ 8.00	5/11/15		
	6,250		$10.00	5/11/15		
	6,250		$12.00	5/11/15		
	6,250		$14.00	5/11/15		
	71,600		$ 3.80	9/26/15		
	11,050	11,050	$10.56	12/19/16		
		36,000	$ 6.63	5/16/18		
Ian W. Miller		50,000	$ 5.34	2/11/18	50,000(6)	$104,000

(1) On February 20, 2009, we commenced an issuer tender offer to purchase for cash certain outstanding options, whether exercisable or unexercisable, that had exercise prices of $8.00 per share or higher, were granted on or before April 30, 2007, and were held by current employees, including the Named Executive Officers, and directors. The tender offer ended on March 20, 2009. See footnote (5) to the table entitled "Our Common Stock Ownership" above for the results of the tender offer with respect to the Named Executive Officers.

(2) All stock options listed in this column are fully vested and exercisable.

(3) With respect to the stock options that were granted on December 19, 2006, and expire on December 19, 2016, the unexercisable options are vesting at an equal per month rate so that all of these options will become exercisable in full on December 19, 2010. With respect to the options that were granted on May 16, 2008, and expire on May 16, 2018, 25% of the options will vest on May 16, 2009, and the remaining balance will vest monthly over the following 36 months so that all of these options will be vested in full on May 16, 2012. With respect to Mr. Miller's options, which expire on February 11, 2018, 25% vested on February 11, 2009, and the remaining balance will vest monthly over the following 36 months so that all of his options will be vested in full on February 11, 2012. Vesting of stock options is accelerated upon the death or Disability of the optionee, and may be accelerated upon certain other events. Additional information regarding the design and terms of these stock option grants is included under "Analysis of 2008 Compensation Determinations — Long-Term Equity Awards" in the Compensation Discussion and Analysis above and "Narrative to the Termination of Employment and Change of Control Payments Table — Stock Options Plans" below.

(4) The option exercise prices were set at 100% of the fair market value of our common stock on the respective dates of grant, except for the options expiring on April 27, 2015, and May 11, 2015, that were granted with per share exercise prices higher than the grant date fair market values of $8.32 per share and $5.88 per share, respectively.

(5) The restricted shares shown in the first line vest on November 15, 2010. One-half of the restricted shares shown in the second line vest on May 15, 2010, and the remaining half vest on May 15, 2012. Restricted shares are forfeitable upon certain events. Restricted stock awards also vest in full upon the death or Disability of the recipient, and upon certain other events. Additional information regarding the design and terms of these long-term equity awards is included under "Analysis of 2008 Compensation Determinations — Long-Term Equity Awards" in the Compensation Discussion and Analysis above and in the "Narrative to the Termination of Employment and Change of Control Payments Table — Restricted Stock Agreements" below.

(6) One-half of these restricted shares vest on February 28, 2010, and the remaining half vest on February 28, 2012. See footnote (5) above for other information regarding our restricted share awards.

(7) Determined by multiplying the closing price of $2.08 per share for our common stock on December 31, 2008, as reported by Nasdaq, by the number of unvested restricted shares then held by the Named Executive Officer.

2008 Option Exercises and Stock Vested

The following table sets forth certain information with respect to stock option exercises and restricted stock vesting during the year ended December 31, 2008, by the Named Executive Officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Peter J. Ungaro	—	—	31,575	$57,113
Brian C. Henry	—	—	17,375	$31,428
Margaret A. Williams	—	—	17,375	$31,428
Steven L. Scott	—	—	11,050	$19,987
Ian W. Miller	—	—	—	—

(1) Based on multiplying the fair value of our common stock on the respective vesting dates, as reported on the Nasdaq Global Market, by the number of shares then vested. The amounts shown do not reflect any amounts actually received by any of the Named Executive Officers.

Termination of Employment and Change of Control Arrangements

The following discussion and table summarize the compensation that would have been payable to each Named Executive Officer upon termination of his or her employment at the close of business on December 31, 2008.

No special payments are due if any of the Named Executive Officers terminates his or her employment voluntarily without Good Reason, is terminated for Cause or retires. For all terminations, a terminated employee receives accrued and unpaid salary and the balance in his or her 401(k) plan account; we do not accrue vacation pay for the Named Executive Officers or other senior officers. As part of and on the same basis as we provide benefits to all of our U.S. employees, the Named Executive Officers have life insurance and disability benefits.

For a description of the applicable provisions regarding employment terminations in our Executive Severance Policy, the Management Continuation Agreements, our stock option plans and our restricted stock agreements, see "Narrative to the Termination of Employment and Change of Control Payments Table" below.

The actual amounts to be paid to and the value of stock options and restricted stock held by a Named Executive Officer upon any termination of employment can be determined only at the time of such termination, and are dependent on the facts and circumstances then applicable.

Termination of Employment and Change of Control Payments

Name and Termination Event	Severance Payment(1)	Accelerated Restricted Stock Award(2)	Accelerated Stock Options(3)	Continued Benefit Plan Coverage(4)	Tax Gross-Up(5)	Total(6)
Peter J. Ungaro						
Death/Disability	—	$252,876	—	—	—	$ 252,876
Resignation for Good Reason or Termination without Cause	$1,006,250	—	—	$35,953	—	$1,042,203
After Change of Control, Resignation for Good Reason or Termination without Cause	$2,012,500	$252,876	—	$49,782	—	$2,315,158
Brian C. Henry						
Death/Disability	—	$129,740	—	—	—	$ 129,740
Resignation for Good Reason or Termination without Cause	$ 568,750	—	—	$42,645	—	$ 611,395
After Change of Control, Resignation for Good Reason or Termination without Cause	$1,137,500	$129,740	—	$62,278	—	$1,329,518
Margaret A. Williams						
Death/Disability	—	$115,180	—	—	—	$ 115,180
Resignation for Good Reason or Termination without Cause	$ 525,000	—	—	$35,028	—	$ 560,028
After Change of Control, Resignation for Good Reason or Termination without Cause	$1,050,000	$115,180	—	$52,282	—	$1,217,462
Steven L. Scott						
Death/Disability	—	$ 97,864	—	—	—	$ 97,864
Resignation for Good Reason or Termination without Cause	$ 487,500	—	—	$41,571	—	$ 529,071
After Change of Control, Resignation for Good Reason or Termination without Cause	$ 975,000	$ 97,864	—	$60,139	—	$1,133,003
Ian W. Miller						
Death/Disability	—	$104,000	—	—	—	$ 104,000
Resignation for Good Reason or Termination without Cause	$ 433,333	—	—	$39,587	—	$ 472,920
After Change of Control, Resignation for Good Reason or Termination without Cause	$1,040,000	$104,000	—	$66,976	$460,465	$1,671,441

(1) Except for the termination events following a Change of Control, the amounts shown in this column for the Named Executive Officers are the amounts due under the Executive Severance Policy. The amounts due under the Executive Severance Policy, subject to the limitations of Internal Revenue Code Section 409A, for Mr. Ungaro and Mr. Henry are to be paid pro rata in accordance with our normal payroll payment practices over a period of 12 months; for the other Named Executive Officers, the base salary component is to be paid pro rata in accordance with our normal payroll payment practices over a period of 12 months for Ms. Williams and Mr. Scott and 10 months for Mr. Miller, and the incentive compensation component of their severance package is to be paid in a lump sum when and if the incentive compensation is paid to other officers who were not terminated. For a termination within two years following a Change of Control due to a resignation for Good Reason or a termination without Cause, including a termination by Mr. Ungaro or by Mr. Henry pursuant to their election in the seventh month following a Change of Control if at such time such officer no longer holds his same position and reporting relationship at a company registered under the Securities Exchange Act of 1934 as he held with us prior to the Change of Control, the amounts shown in this column are the amounts due under our

Management Retention Agreements and are payable, subject to the limitations imposed by Internal Revenue Code Section 409A, to the Named Executive Officers in a lump sum within 30 days following termination of employment.

(2) Under our restricted stock agreements, all unvested restricted stock vests in full upon death or Disability or, if following a Change of Control, there is a termination without Cause or a resignation for Good Reason. The amounts shown in this column reflect the value of the Named Executive Officer's outstanding previously unvested restricted shares with vesting accelerated to December 31, 2008, based on the closing market price of $2.08 per share on December 31, 2008. See the "Outstanding Equity Awards at Fiscal Year-End" table above for a description of the unvested restricted stock then held by each Named Executive Officer.

(3) Under our stock option plans, in the event of death or Disability, all unvested options become exercisable and all option holders have a twelve-month period or, if earlier, until the expiration date of the options to exercise their options. As all of the unvested options that would be accelerated have per share exercise prices that exceeded the closing market price of $2.08 per share on December 31, 2008, no value for these options is shown.

Under the Executive Severance Policy, in the event of termination without Cause or a resignation for Good Reason, there is no acceleration of unvested options and the exercise period for all previously vested options would be 12 months for the Named Executive Officers or, if earlier, until the expiration date of the options. As there is no acceleration of unvested options, no value is provided solely by the extended exercise period.

Under the Management Retention Agreements, if there is either a termination without Cause or a resignation for Good Reason within two years after a Change of Control, all unvested options become exercisable and the optionee has 12 months to exercise all of his or her options or, if earlier, until the expiration date of the options. As all of the unvested options that would be accelerated have per share exercise prices that exceeded the closing market price of $2.08 per share on December 31, 2008, no value for these options is shown.

See the "Outstanding Equity Awards at Fiscal Year-End" table above for a description of the options vested and unvested as of December 31, 2008.

(4) The amounts shown in this column, as provided in our Executive Severance Policy, reflect the cost of COBRA coverage for medical, dental, vision and orthodontia benefits and the premiums for $500,000 of term life insurance for 12 months for Mr. Ungaro, Mr. Henry, Ms. Williams and Mr. Scott and for 10 months for Mr. Miller, based on the costs for such benefits in January 2009, plus $15,500 for executive outplacement services for each Named Executive Officer. With respect to a termination without Cause or a resignation for Good Reason within two years after a Change of Control, including the elections by Mr. Ungaro and Mr. Henry during the seventh month following a Change of Control, the amounts shown reflect the cost of the continued payment of the COBRA payments for medical, dental, vision and orthodontia benefits for 18 months, the premiums for $500,000 of term life insurance policies for 24 months, and $15,500 for executive outplacement services for each Named Executive Officer. The COBRA expense is based on monthly cost for such coverage in January 2009 for 12 months and assumes a 13.5% increase for the next six months; the life insurance premiums are based on January 2009 expense with no assumed increase. In all cases, these payments would cease if, before the applicable time periods were completed, a Named Executive Officer becomes employed with another employer that offers such benefits.

(5) Under the Management Retention Agreements, if any payments made to the Named Executive Officers following a Change of Control are subject to the excise tax on "excess parachute payments," as defined in Section 280G of the Internal Revenue Code, we are required to make a tax gross-up payment to the officer sufficient so that the officer will receive the benefits as if no excise tax were payable. The compensation payable to the Named Executive Officers shown in the table, using taxable wages for the applicable number of years through 2008 in calculating the base amounts, would not have constituted "excess parachute payments," however, and we would not have been required to make any tax-gross up payments except to Mr. Miller.

(6) The actual amounts to be paid to and the value of stock options and restricted stock held by a Named Executive Officer upon any termination of employment can be determined only at the time of such termination, and are dependent on the facts and circumstances then applicable.

Narrative to the Termination of Employment and Change of Control Payments Table

While we have offer letters to senior officers, including the Named Executive Officers, that set out terms of their initial compensation, and agreements regarding confidential information and ownership of intellectual property, we do not have employment agreements with our senior officers and each of them is employed "at will." As described above under "Analysis of 2008 Compensation Determinations — Severance Policy and Change of Control Agreements" in the Compensation Discussion and Analysis and more fully below, our senior officers, including all of the Named Executive Officers, are covered by our Executive Severance Policy and a more limited group of senior officers, including all of our Named Executive Officers, are parties to Management Retention Agreements that come into effect upon a Change of Control. In addition, our stock option plans and restricted stock agreements contain provisions that apply to terminations of employment.

Executive Severance Policy. In December 2008, our Board of Directors amended our Executive Severance Policy that covers our officers, including the Named Executive Officers, so that the Policy complied with Section 409A of the Internal Revenue Code. This Policy applies to terminations of employment without Cause or resignations for Good Reason, as such terms are defined in the Policy; this Policy does not apply if the Management Retention Agreements described below are applicable and does not apply to employment terminations due to death, Disability, retirement, Cause or resignations other than for Good Reason. Under the Policy, Mr. Ungaro and Mr. Henry each receive payments of their base salary and full target incentive award under our annual cash incentive plans. Senior vice presidents receive salary continuation in an amount equal to their base salary for a period of nine months plus one month for each year of service as an officer, up to a maximum of 12 months; and vice presidents receive salary continuation, in an amount equal to their base salary for a period of six months plus one month for each year of service as an officer, up to a maximum of nine months. In addition, these officers are eligible to receive a pro-rata portion of the target incentive award but only if officers who are not terminated receive their incentive awards for that year.

Amounts are paid in accordance with our standard salary payment procedures generally for such periods, although the Board can modify the period over which such amounts are paid. The Policy also provides for continued payment of our portion of medical, dental, vision and life insurance benefits, extension of the period to exercise stock options vested at the time of termination and executive outplacement services for the period the former employee receives salary continuation payments (the provision of benefits terminates earlier if the former officer is offered such benefits by a subsequent employer). The officer must provide us with a general release and continue to comply with his or her confidentiality and other agreements with us. Our obligations under this Policy are unfunded, and our Board has the express right to modify or terminate this Policy at any time prior to a Potential Change of Control or Change of Control, as those terms are defined in the Policy, or with respect to a covered officer until he or she receives a notice of termination.

Management Retention Agreements. In December 2008, we entered into new management retention agreements with certain of our senior officers, including each of the Named Executive Officers; the new agreements replaced existing agreements in order to comply with Section 409A of the Internal Revenue Code. Payments are made under these agreements only if two events occur (often referred to as a "double-trigger" form of agreement): first, there is a Change of Control, as defined, and, secondly, within two years after the Change of Control, the officer's employment is terminated other than for Cause, death, Disability, retirement or resignation other than for Good Reason, as such terms are defined in the agreement. Mr. Ungaro and Mr. Henry each has a provision that provides that, for a one-month period beginning six months following a Change of Control, he can resign and receive the benefits under his agreement if at such time he no longer holds his same position and reporting relationship at a company registered under the Securities Exchange Act of 1934 as he held with us prior to the Change of Control. If this agreement applies, then the officer is to receive an amount equal to two times the officer's annual compensation, payable in a lump-sum within 30 days of termination. Under these agreements, "annual compensation" means one year of base salary, at the highest base salary rate that was paid to the officer in the 12-month period prior to the date of his or her termination of employment, plus the incentive plan award at target that the officer was eligible to receive in that 12-month period. The officer would also be reimbursed for all of his or her COBRA payments for medical benefits for 18 months and premiums for term life insurance for 24 months following termination; all stock options held by the officer would have their vesting accelerated, and the officer would have 12 months to exercise the options after termination or, if earlier, until the options expire. The agreements provide that in certain circumstances if the officer incurs excise tax due to the application of Section 280G of the Internal Revenue Code, the officer is entitled to an additional cash payment so that he or she will be in the same position as if the excise tax were not applicable. We have also agreed to pay the legal fees and other costs incurred with respect to any challenge by the IRS to these calculations and payments.

Stock Option Plans. Our stock option plans provide that upon termination of employment, other than for Cause, death or permanent and total disability (as defined in the Internal Revenue Code), the options cease vesting and the optionee has three months to exercise the option or, if earlier, until the option expires. If the optionee is terminated for Cause or "resigns in lieu of dismissal" (that is, a resignation after we have notified the optionee that he or she would be terminated for Cause), the option is deemed to have terminated at the time of the first act that led to such termination. Upon termination for death or disability, the options vest in whole and the optionee (or his or her successor) has 12 months to exercise the options or, if earlier, until the options expire. If an officer receives the benefit of the Executive Severance Policy and his or her employment is terminated without Cause or due to a resignation for Good Reason, as such terms are defined in the Policy, then the officer would receive an extended period in which to exercise his or her options that are vested at the time of termination, as described above under "Executive Severance Policy." In the event of a merger, consolidation, sale of all or substantially all of the assets or liquidation, unless the existing options are continued or assumed by the successor entity, if any, with appropriate adjustments, then the stock options terminate upon the effective date of such transaction, and each optionee would be provided the opportunity to exercise his or her options in full, including any portion not then vested. Our Board may extend the period in which to exercise an option, but not beyond the original expiration date of the option.

Restricted Stock Agreements. Under our restricted stock agreements with each of the Named Executive Officers, the restricted stock vests in full upon the death or Disability of the recipient or if, following a Change of Control, in addition to death or Disability, the Named Executive Officer is terminated without Cause or terminates for Good Reason. The restricted shares are forfeited if a Named Executive Officer's employment is terminated for any other reason, except if the Named Executive Officer has held the restricted stock for 18 months and his or her employment is terminated for any reason other than Cause, or if the Named Executive Officer retires, then the Named Executive Officer receives a pro-rata portion of the unvested shares based on the time period he or she has held the restricted stock compared to the four-year vesting period. In addition, in the event of a merger, consolidation, sale of all or substantially all of the assets or liquidation, the restricted stock vests in full if we fail to have the restricted stock agreements continued or assumed by the successor entity.

Definitions. The following terms have substantially the same meanings for the Executive Severance Policy, management retention agreements, stock option plans and restricted stock agreements:

"Change of Control" includes a merger or consolidation between us and any other corporation (other than to change our state of incorporation or which does not effect a substantial change in ownership), complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets; the acquisition by any person or entity, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities except pursuant to a negotiated agreement with us and pursuant to which such securities are purchased from us; or, except for our stock option plans, a majority of our Board in office at the beginning of any 36-month period is replaced during the course of such 36-month period (other than by voluntary resignation of individual directors in the ordinary course of business) and such replacement was not initiated by the Board as constituted at the beginning of such 36-month period.

"Potential Change of Control" means we have entered into an agreement which if consummated would result in a Change of Control; any third-party or we publicly announce an intention to take or consider taking action which if consummated would result in a Change of Control; or our Board adopts a resolution stating that a Potential Change of Control has occurred.

"Cause" means a termination of employment resulting from a good faith determination by our Board of Directors that there has been a willful failure or refusal in a material respect to follow reasonable policies or directives or to attend to material duties or obligations (other than any such failure resulting from incapacity due to physical or mental illness), which has not been corrected within a reasonable period following written notice; an act involving wrongful misconduct which has a demonstrable adverse impact on or material damage to us, or which constitutes a misappropriation of our assets; the unauthorized disclosure of confidential information; the provision of services for another company or person which competes with us, without the prior written approval of our President; or, except for our stock option plans, a material breach of obligations under agreements with us.

"Disability" means that, at the time the officer's employment is terminated, the officer has been unable to perform the duties of his or her position for a period of six consecutive months as a result of the officer's incapacity due to physical or mental illness.

"Good Reason" means a material negative change in the employment relationship between the officer and the Company including a material reduction in base salary or annual target award opportunities under our annual cash incentive plan (with an exception under the Executive Severance Policy for reductions applicable to employees generally); a material change or diminution in job responsibilities; a request to relocate, except for office relocations that would not increase the officer's one-way commute by more than 25 miles, or changes in customary office locations resulting in substantially increased travel; a material overall reduction in benefits, or the failure to obtain the assumption of the relevant agreement by our successor.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Frank L. Lederman (Chair), John B. Jones, Jr., Stephen C. Kiely and Stephen C. Richards. No member of the Compensation Committee was an officer or employee of Cray Inc. or any of our subsidiaries in 2008 or formerly. In addition, none of our executive officers served on the board of directors or compensation committee of any entity whose executive officers included any of our directors.

TRANSACTIONS WITH RELATED PERSONS

We recognize that transactions between us and any of our significant shareholders, directors, executive officers and employees can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of us and our shareholders. Therefore, as a general matter and in accordance with our Code of Business Conduct, it is our preference to avoid such transactions. Nevertheless, we recognize that there are situations where such transactions may be in, or may not be inconsistent with, our best interests. Our Board of Directors has adopted a written Related Person Transaction Policy which requires the Audit Committee of our Board to review and, if appropriate, to approve or ratify any such transactions. Specifically, pursuant to the policy, the Audit Committee will review any transaction in which we are or will be a participant and the amount involved exceeds $120,000, and in which any of our 5% shareholders, directors or executive officers, or any of their immediate family members, has a direct or an indirect material interest. After its review the Audit Committee will only approve or ratify those transactions that are in, or are not inconsistent with, our best interests, as the Committee determines, and the Committee, in its sole discretion, may impose such conditions as it deems appropriate on us or the related person in connection with approval of the transaction. A copy of our Related Person Transaction Policy is available on our website: www.cray.com under "Investors — Corporate Governance — Governance Documents."

We did not enter into any transaction in 2008 requiring Audit Committee approval or ratification under our Related Person Transaction Policy.

Proxy Statement

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is responsible for overseeing the Company's accounting and financial reporting processes and audits of the Company's financial statements. As set forth in its charter, which can be found at: www.cray.com under "Investors — Corporate Governance," the Audit Committee acts only in an oversight capacity and relies on the work and assurances of management, which has primary responsibility for the Company's financial statements and reports, as well as of the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles. The Audit Committee believes it has satisfied its charter responsibilities for 2008.

The Committee has worked with management over the past several years to improve the depth and quality of the Company's accounting staff, and management has implemented continued improvements in its process of documenting, testing and evaluating its systems of internal controls over financial reporting. The Audit Committee has been kept apprised of this progress, including reviewing planning and execution updates provided by management and the independent auditors. The Company reported no material weaknesses in its system of internal controls over financial reporting and has received favorable opinions from the independent auditors for each year since 2004, including for 2008. The Company included the 2008 report and opinion in its Annual Report on Form 10-K for the year ended December 31, 2008.

The Audit Committee met in person or by telephone 13 times in 2008. The Committee has been able to reduce its meeting schedule from 25 meetings in 2005, 22 meetings in 2006 and 14 meetings in 2007 with the Company's improvements in the depth and quality of its accounting staff and in its processes and documentation of its internal controls. In the course of these meetings, the Audit Committee reviewed the results of audit examinations, evaluations of the Company's internal controls and the overall quality of its financial reporting. In addition, in 2008 the Audit Committee monitored management's development of an enterprise risk management system, including oversight of each identified risk and key mitigating tactics by a designated executive officer and by a designated Board committee.

The Audit Committee believes that a candid, substantive and focused dialogue with management and the independent auditors is fundamental to the Committee's oversight responsibilities. To support this belief, the Committee periodically meets separately with management, without the auditors present, and with the auditors, without management present. In the course of its discussions in these meetings, the Audit Committee asked questions intended to bring to light any areas of potential concern related to the Company's financial reporting and internal controls, including but not limited to:

- Are there any significant accounting judgments, estimates or adjustments made by management in preparing the financial statements that would have been made differently had the auditors themselves prepared and been responsible for these financial statements?
- Based on the auditors' experience and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?
- Based on the auditors' experience and their knowledge of the Company, is the Company's finance department adequately staffed and prepared to remain current with applicable accounting and auditing standards and rules, to record the necessary information properly and to prepare appropriate financial statements required for a publicly-held company?
- Has the Company implemented internal controls and audit procedures that are appropriate for the Company?
- Are the auditors receiving the support they need from management to execute their duties?
- Based on management's experience, are the auditors adequately prepared and staffed to review properly and timely the Company financial records and internal control processes and documentation?

Questions raised by the Audit Committee regarding these matters were answered to the Committee's satisfaction.

In accordance with Audit Committee policy and the requirements of law, the Audit Committee pre-approves all services to be provided by any independent auditors responsible for providing an opinion on the Company's consolidated financial statements filed with the SEC. Peterson Sullivan LLP, the Company's independent auditors, did not perform any non-audit services for the Company in 2007 or 2008. See "Discussion Of Proposals Recommended By The Board — Proposal 3: To Ratify the Appointment of Peterson Sullivan LLP as Our Independent Auditors" below.

The Audit Committee engaged Peterson Sullivan as the Company's independent auditors for 2008, and reviewed its overall audit scope and plans. The Audit Committee also has discussed with Peterson Sullivan such matters relating to the performance of the audit as are required to be discussed by Statement of Auditing Standards No. 61 (Communications with Audit and Finance Committees, as amended). Additionally, the Audit Committee has discussed with Peterson Sullivan its independence with respect to the Company. The Company has received the written disclosures and the letter from Peterson Sullivan required by Independence Standards Board Standard No. 1.

The Audit Committee has engaged Peterson Sullivan as the Company's independent auditors for 2009. In taking this action, the Audit Committee considered carefully Peterson Sullivan's performance for the Company in that capacity since its retention in mid-2005, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards. Although the Audit Committee has the sole authority to appoint the independent public accountants, the Audit Committee has recommended that the Board ask the shareholders to ratify the appointment of Peterson Sullivan as the Company's independent auditors at the 2009 Annual Meeting. The Board has followed the Committee's recommendation. See "Discussion Of Proposals Recommended By The Board — Proposal 3: To Ratify the Appointment of Peterson Sullivan LLP as Our Independent Auditors" below.

The Audit Committee has reviewed and discussed the audited financial statements for 2008 with management, including a discussion of the quality and acceptability of the financial reporting, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In connection with this review and discussion, the Audit Committee asked a number of follow-up questions of management and Peterson Sullivan to provide comfort to the Committee in connection with its review.

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the Securities and Exchange Commission.

The Audit Committee

Daniel C. Regis, Chair
Sally G. Narodick
Stephen C. Richards

DISCUSSION OF PROPOSALS RECOMMENDED BY THE BOARD

Proposal 1: To Elect Eight Directors for One-Year Terms

Our Bylaws fix the number of members of our Board at eight. Eight directors presently serve on our Board of Directors for terms ending at the 2009 Annual Meeting. The Board has nominated Ms. Narodick and Messrs. Blake, Jones, Kiely, Lederman, Regis, Richards and Ungaro for re-election to the Board, each to hold office until the Annual Meeting in 2010.

We know of no reason why any nominee may be unable to serve as a director. If any nominee becomes unable to serve, your proxy may vote for another nominee proposed by the Board, or the Board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or the Board increases the number of directors, the Board may fill the vacancy.

Board Recommendation: The Board of Directors recommends that you vote **"FOR"** the election of all nominees for director.

Information about each nominee for director is set forth below.

William C. Blake

Mr. Blake, 59, joined our Board in June 2006. Mr. Blake has been involved in the High Performance Computing industry for nearly three decades. He currently serves as the Chief Executive Officer of Interactive Supercomputing, Inc., a software company that develops and sells an interactive parallel computing platform that extends existing desktop simulation tools for parallel computing on a spectrum of computing architectures. Before assuming this position in January 2007, he served as the Senior Vice President, Product Development of Netezza Corporation, which develops, markets and sells data warehouse appliances. Prior to joining Netezza in 2002, he was with Compaq Computer Corporation for nine years, managing both Compaq's worldwide High Performance Technical Computing business and its software development group from 1996 to 2002, which included being responsible for compiler development for the Alpha processor; from 1993 to 1996 he was Compaq's director of software products development and long-range operating system strategy. Mr. Blake previously held various key engineering management positions with Digital Equipment Corporation from 1981 to 1993. Mr. Blake is a member of the Board of Directors of TotalView Technologies, Inc., a provider of debugging and analysis solutions for complex computer codes, and Terascala Inc., a provider of high performance storage appliances, and he is a member of the Institute of Electrical and Electronics Engineers and the Association for Computing Machinery. He received a B.S. from Lowell Technological Institute.

John B. Jones, Jr.

Mr. Jones, 64, joined our Board in December 2004. He was a leading high technology equity research analyst for nearly 20 years. Until his retirement in 2004, Mr. Jones was a Senior Managing Director at Schwab SoundView Capital Markets. He joined SoundView in 2002 as a Senior Equity Research Analyst. From 1992 to 2002, Mr. Jones was a Managing Director and Senior Analyst at Salomon Brothers, Salomon Smith Barney and Citibank, where he covered the Server and Enterprise Hardware, Printer and Test & Measurement industries. From 1985 to 1992, he was a partner and senior analyst at Montgomery Securities. Prior to his career as an equity research analyst, Mr. Jones held various positions in the computer industry at Stratus Computer, Wang Laboratories and IBM. He received a B.S. from the University of Oregon.

Stephen C. Kiely

Mr. Kiely, 63, joined our Board in 1999, was appointed Lead Director in January 2005 and Chairman of the Board in August 2005. From 1999 to July 2008, he was Chairman of Stratus Technologies, Inc., a provider of fault tolerant computer servers, technologies and services. Mr. Kiely served as Chief Executive Officer of Stratus Technologies from 1999 through June 2003. Mr. Kiely joined Stratus Technologies in 1994 and held various executive positions with Stratus, becoming President of the Stratus Enterprise Computer division in 1998. Prior to joining Stratus, Mr. Kiely held a number of executive positions with several information technology companies, including EON Corporation, Bull Information Systems, Prisma, Inc., Prime Computer and IBM. Mr. Kiely is a director of Stratus Technologies, Inc. Mr. Kiely received a B.A. from Fairfield University and a M.S. in Management from the Stanford University Graduate School of Business.

Frank L. Lederman

Dr. Lederman, 59, joined our Board in 2004. He served as a Vice President and Chief Technical Officer of Alcoa, Inc., from 1995 to his retirement in 2002. From 1988 to 1995, Dr. Lederman was with Toronto-based Noranda Inc., where he served as Senior Vice President, Technology. His responsibilities included directing the Noranda Technology Center in Montreal. Before joining Noranda, he was with General Electric Company from 1976 to 1988 serving in a number of positions in management and as a physicist, including as manager of electronics research programs and resources in the Corporate Research and Development Center in Schenectady, N.Y. Dr. Lederman received a B.S. and M.S. from Carnegie-Mellon University and a M.S. and Ph.D. in Physics from the University of Illinois, and was a Post-Doctoral Fellow in Electrical Engineering at the University of Pennsylvania.

Sally G. Narodick

Ms. Narodick, 63, joined our Board in 2004. She is a retired educational technology and e-learning consultant. From 2000 to 2004 she was President of Narodick Consulting, an e-learning consulting firm. From 1998 to 2000, she served as Chief Executive Officer of Apex Online Learning, an Internet educational software company. Previously, Ms. Narodick served as an education technology consultant, both independently and for the Consumer Division of IBM from 1996 to 1998. From 1989 to 1996, Ms. Narodick served as Chairman and Chief Executive Officer of Edmark Corporation, an educational software company sold to IBM in 1996. From 1973 to 1987, she served in a variety of financial management capacities at Seafirst Corporation and Seafirst Bank, and was a securities analyst at Paine Webber from 1970 to 1973. She also serves as a Board member of Penford Corporation and SumTotal Systems. A graduate of Boston University, Ms. Narodick received a M.A. in Teaching from Teachers College, Columbia University, and an M.B.A. from New York University.

Daniel C. Regis

Mr. Regis, 69, joined our Board in 2003. He currently is Managing Director of Digital Partners, a venture capital fund specializing in Northwest emerging technology companies, which he co-founded in 2000. From 1996 to 1999, he was President of Kirlan Venture Capital, Inc., where he managed similarly focused technology funds. Prior to that, Mr. Regis spent over 30 years with Price Waterhouse LLP, including serving as managing partner of the Seattle office and previously of the Northwest and Portland, Oregon offices. He is a director of Columbia Banking System, Inc., and Chairman of Art Technology Group, Inc. He is a member of the audit committees of Columbia Banking Systems, Inc. and Art Technology Group, Inc. He received a B.S. from Seattle University.

Stephen C. Richards

Mr. Richards, 55, joined our Board in 2004 and is currently a private investor. Previously he served as Chief Operating Officer and Chief Financial Officer of McAfee, Inc., the leading provider of intrusion prevention and risk management solutions, a position he held for four years until his retirement in 2004. He served as Chief Online Trading Officer of E*TRADE Group, Inc., a position he held from 1999 to 2000. From 1998 to 1999, he served as Senior Vice President, Corporate Development and New Ventures at E*TRADE, following two years as E*TRADE's Senior Vice President of Finance, Chief Financial Officer and Treasurer. Prior to joining E*TRADE in 1996, he was Managing Director and Chief Financial Officer of Correspondent Clearing at Bear Stearns & Companies, Inc., Vice President/Deputy Controller of Becker Paribas and First Vice President/Controller of Jefferies and Company, Inc. Mr. Richards is a member of the Board of Directors of BigFix, Inc., and Guidance Software, Inc., and is a trustee for the UC Davis Foundation. Mr. Richards is a Certified Public Accountant. He received a B.A. from the University of California at Davis and an M.B.A. in Finance from the University of California at Los Angeles.

Peter J. Ungaro

Mr. Ungaro, 40, has served as Chief Executive Officer and as a member of our Board of Directors since August 2005 and as President since March 2005; he previously served as Senior Vice President responsible for sales, marketing and services since September 2004 and before then served as Vice President responsible for sales and marketing from when he joined us in August 2003. Prior to joining us, he served as Vice President, Worldwide Deep Computing Sales for IBM since April 2003. Prior to that assignment, he was IBM's vice president, worldwide HPC sales, a position he held since February 1999. He also held a variety of other sales leadership positions since joining IBM in 1991. Mr. Ungaro received a B.A. from Washington State University.

Proposal 2: To Approve Our 2009 Long-Term Equity Compensation Plan

On March 26, 2009, the Board of Directors approved the adoption of our 2009 Long-Term Equity Compensation Plan (the "2009 Plan"), subject to shareholder approval. The 2009 Plan covers a total of 3,000,000 shares, of which no more than 1,500,000 shares could be authorized pursuant to grants of restricted stock and stock bonuses.

Board Recommendation: The Board of Directors recommends that you vote **"FOR"** approval of Proposal 2 to approve our 2009 Long-Term Equity Compensation Plan.

The Board of Directors believes that the approval of the 2009 Plan is in the best interest of our shareholders. As noted under "Analysis of 2008 Compensation Determinations — Long-Term Equity Awards" in the "Compensation Discussion and Analysis" above, we grant stock options and restricted stock, generally with four-year vesting schedules, for certain new hire situations, principally for senior engineer, manager and officer positions and, generally on an annual basis, as part of the total target compensation plan for the Named Executive Officers and other senior officers and managers. In accordance with our compensation philosophy and objectives, these grants are designed to:

- align the interests of recipients with our shareholders,
- motivate and reward recipients to increase shareholder value over the long-term,
- provide a significant proportion of their total target compensation at risk subject to future performance, and
- provide a retention incentive.

In addition, in order to align the longer-term interests of the individual non-employee directors with shareholders, we grant a vested stock option covering 5,000 shares with a ten-year term to each director when he or she first joins the Board. We also make an annual grant of shares of restricted stock, vesting generally over two years, to each continuing non-employee director elected by the shareholders with a value equal to that director's cash fees earned in the previous fiscal year. See "The Board of Directors — Compensation of Directors — Equity Compensation" above.

We currently have four stock option plans with options available for grant to our employees generally. Under these four plans, as of December 31, 2008, a total of 1,587,366 shares of common stock remained available for future awards of which no more than 1,539,040 options could be granted to executive officers and directors and of which no more than 1,221,364 shares could be issued as restricted stock or stock bonuses.

The Compensation Committee of our Board of Directors believes it is very important to provide a strong retention incentive to the senior managers and officers in order to keep the management team intact. The Committee believes that under Mr. Ungaro's leadership the Company has made great strides in a very competitive market and in difficult times and that he has built a strong management team. In the Compensation Committee's preliminary considerations for equity grants in 2009 to provide the retention incentive, it was apparent that the limitation on the number of shares remaining available for grant discussed above in the Compensation Discussion and Analysis with respect to its 2008 equity decisions had been further stressed by the subsequent decline in the market value of our common stock largely caused by external market and economic factors, and despite the significant improvement in our operating and financial performance. We were also faced with a significant overhang of previously-granted stock options with exercise prices far higher than current market prices — at the end of December 2008 we had

Proxy Statement

options outstanding covering 3,741,404 shares with an weighted average exercise price of $12.30 per share. In such a situation, stock options provide neither a performance nor a retention incentive to our employees or officers.

The Compensation Committee believes, and the full Board agrees, that we should take actions directed to an effective use of the options and restricted stock awards available under our equity compensation plans. In February 2009, the Compensation Committee recommended and the Board approved a cash tender offer for outstanding options held by current employees and directors covering an aggregate of 2,137,485 shares with exercise prices of $8.00 per share and higher. The Committee believed that those options provided little or no effective performance or retention incentive to the holders. The principal purpose of the tender offer was to provide the holders of those options with an opportunity to obtain compensation for their contributions by allowing them to elect to sell some or all of the eligible options to us for cash. The tender offer was also undertaken to increase the pool of shares available for future equity awards and to reduce the market overhang created by the outstanding options. Pursuant to the option tender offer, we repurchased options covering an aggregate of 1,843,474 shares, most of which we may reissue as options and/or shares of restricted stock. Participation in the tender offer expressly does not entitle any employee or officer to any additional equity grants in the future, and future grants to employees or officers will not depend on the participation, or lack of participation, of the employee or officer in the tender offer. Looking forward, the Compensation Committee is considering other action to increase the effectiveness of equity awards in achieving their intended purposes. Accordingly, the Committee may also consider repricing of certain options that were not covered by the tender offer and were issued under option plans that expressly authorize repricing of outstanding options. The Committee believes that by using the shares available for grant under our existing stock option and equity incentive plans, shares that became available pursuant to the option tender offer and the potential repricing of outstanding options, if necessary, the Board will be able to approve the issuance of sufficient awards of stock options and/or shares of restricted stock in 2009 to our senior manager and officer group to provide the necessary retention and performance incentives as well as issue the awards for 2009 required under our director equity compensation program. The Compensation Committee and the Board plan to consider those equity grants to our senior managers and officers when they complete the 2009 compensation decisions in the spring of 2009.

The Compensation Committee understands that the option tender offer and possible repricing of outstanding options are contrary to stated policies of certain corporate governance groups that criticize these actions taken without express shareholder approval. The Compensation Committee and the Board have considered carefully the arguments for and against these actions. In the end the Committee and the Board believe that these actions are in the best interests of our shareholders, as they serve to increase the effectiveness of our equity awards in motivating and retaining our management team and they reduce the overall dilution to shareholders that would be created by only issuing additional equity awards while leaving the previously issued and outstanding options intact.

The Compensation Committee believes that the Company needs additional shares for future issuances as stock options, restricted shares and bonus shares over the next several years in order to continue to provide the appropriate retention and incentive functions, and for that purpose it recommended to the Board, and the Board has approved, the 2009 Plan, subject to shareholder approval. The complete text of the 2009 Plan is set forth as Appendix A to this proxy statement. The following summary description is qualified in its entirety by reference to the full text of the 2009 Plan.

Terms of the 2009 Plan

Purposes of the 2009 Plan. The purposes of the 2009 Plan are to provide a means for us to attract, reward and retain the services and advice of our employees, officers, directors, agents and consultants, and to provide them with added incentives by encouraging ownership of our common stock.

Maximum Number of Shares. The 2009 Plan provides that up to 3,000,000 shares of common stock may be issued pursuant to the Plan, of which no more than 1,500,000 shares could be issued as restricted stock and stock bonus awards. These numbers would be adjusted for changes in our capital structure, such as a stock split or reverse stock split. If any option or stock award expires or is surrendered, cancelled or terminated for any reason without having been exercised or awarded in full, the unpurchased or unearned shares subject to such option or award shall again be available for grant under the 2009 Plan.

Types of Options. The options granted may be either incentive stock options ("ISOs") or non-qualified stock options, although ISOs may be granted only to employees. The Board determines the term of each option and when options are exercisable. The Board's general practice has been to grant options to employees that become exercisable over a four-year period, with 25% becoming exercisable one year after grant and the remainder becoming exercisable ratably monthly over the next 36 months. Options granted to new non-employee directors have been fully vested and exercisable upon grant. Options expire no later than ten years from the date of grant, although the Board may grant options that expire earlier.

Stock Awards. The Board may determine the number of shares to be awarded, the period of time for the award, and the terms, conditions (including specific performance conditions) and restrictions applicable to each award. The Board's general practice has been to have restricted stock granted to employees vest over four years, with 50% vesting after two years from grant and the remaining 50% vesting after four years from grant. Restricted stock granted to non-employee directors have generally vested over two years, with 50% vesting after one year and the remaining 50% vesting after two years. To date the Committee has emphasized the retention nature of equity awards to keep our senior management team in place. For this reason, the Committee has not added specific performance criteria to any of the grants. The Committee has undertaken to continue to review whether to add specific performance criteria to at least part of future equity grants.

Eligible Participants. Eligible participants are current or future employees (including employees who are directors), officers, independent directors, agents and consultants. We had approximately 840 employees as of March 1, 2009. The Board has the authority to select the persons to whom awards are given. The direction of our practice in the last several years has been to grant options and/or restricted stock to an increasingly limited number of senior managers and officers as part of their annual reviews, and to grant options and/or restricted stock to key new managers and officers upon hiring. As described above, we also grant options to new non-employee directors when they first join the Board, and we issue shares of restricted stock annually upon the re-election of continuing non-employee directors.

We have no commitments to grant any restricted stock, options or stock bonus awards under the 2009 Plan to any director, executive officer or other employees.

Exercise Prices. The Board determines the exercise price of options. The exercise price for both ISOs and nonqualified options may not be less than 100% of the fair market value on the date of grant. For any grant of ISOs to employees who own more than 10% of our voting stock, the exercise price must be not less than 110% of the fair market value on the date of grant and the term of the ISO cannot exceed five years.

Maximum Size of Grants. No one individual may receive options and awards aggregating more than 750,000 shares in any one year.

Transferability. The Internal Revenue Code and SEC rules permit non-qualified options to be transferable. While generally such options under the 2009 Plan remain nontransferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, the Board, in its discretion and subject to such terms and conditions as it shall specify, may permit the transfer of a non-qualified option to an optionee's family members or to one or more trusts or partnerships established for the benefit of such family members. ISOs remain nontransferable other than by will or the laws of descent and distribution. The Board also may impose restrictions on the transferability of shares of stock received pursuant to other types of awards.

Termination of Service. Unless otherwise determined by the Board or specified in a particular option agreement, if an optionee's employment or service with us terminates, other than for cause, death or disability, the optionee may exercise the portion of his or her option exercisable at the time of termination for a period of three months after termination, or, if earlier, until the option expires. If the optionee is terminated for "cause" or "resigns in lieu of dismissal" (as such terms are defined in the 2009 Plan), the option is deemed to have terminated at the time of the first act that led to such termination. If an optionee dies while employed by or providing services to us, or if an optionee's employment or other relationship with us terminates due to permanent and total disability, the optionee or his or her successor has 12 months from such event to exercise the option (including any unvested portion), or, if earlier, until the option expires. The Board has the authority to extend those three-month and 12-month periods, but not beyond the expiration date of any option, and to increase the portion of an option that is exercisable.

Foreign Qualified Grants. The Board may adopt such supplements to the 2009 Plan as may be necessary to comply with the applicable laws of foreign jurisdictions and to afford participants favorable treatment under such laws, provided that no award shall be granted under any such supplement with terms that are more beneficial to the participants than the terms permitted under the 2009 Plan.

Change in Control Provisions. In order to maintain the rights of participants in the event of a merger, consolidation or plan of exchange, other than in which the holders of our voting securities hold at least 50% of the voting securities of the surviving corporation or its parent corporation, or a sale of all or substantially all of our assets, or our liquidation or dissolution, then, unless the existing options and restrictions on awards are continued or assumed by the successor entity, with appropriate adjustments, then the 2009 Plan and existing options and restrictions on awards shall terminate upon the effective date of the transaction. In such event, each optionee would have the opportunity to exercise his or her options in full, including any portion not then vested, and the restrictions and conditions to outstanding stock awards would lapse, all prior to the effective date of the transaction.

Term of the Plan. Unless sooner terminated by the Board, the 2009 Plan will terminate ten years from the date of its adoption by the Board. The Board has the power to suspend or terminate the 2009 Plan at any time.

Amendments and Repricing. The Board is authorized to amend the 2009 Plan, except that shareholder approval is required for any amendment that would:

- increase the number of shares available for issuance under the 2009 Plan,
- permit the granting of stock options or awards to a new class of persons not presently covered by the 2009 Plan, or
- require shareholder approval under applicable law or regulation.

The Board, in its discretion, may include further provisions and limitations in any option agreement as it deems equitable and in our best interests. The Board, subject to the terms of the 2009 Plan and applicable law, may also modify or amend outstanding options and awards, except that no modification or amendment may be made which impairs or diminishes the rights of an option or award holder without such holder's consent or, without prior shareholder approval, shall reduce the exercise price of outstanding options (except for changes in our capital structure or in an acquisition transaction) issued under the 2009 Plan, or cancel or amend outstanding options issued under the 2009 Plan in exchange for cash, other awards or options with an exercise price that is less than the exercise price of the original options.

U.S. Tax Consequences of the 2009 Plan

Stock Options. Under U.S. federal tax laws, the grant of a stock option pursuant to the 2009 Plan will not result in taxable income at the time of the grant for the optionee or a deduction at that time for the Company. The optionee also will have no taxable income upon exercising an ISO (except that the alternative minimum tax may apply), and we will receive no deduction when an ISO is exercised. Upon exercising a non-qualified stock option, the optionee will recognize ordinary income in the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price; we will be entitled to a deduction for the same amount. Such income is subject to withholding tax as "wages." Currently withholding and employment taxes do not apply to the exercise of an ISO or the disposition of shares acquired upon the exercise of an ISO. The Treasury Department and the Internal Revenue Service are considering whether to apply certain employment taxes to such exercises and dispositions. Future changes in or clarifications of the tax laws may cause us to conclude that such taxes apply.

The tax treatment of an optionee upon a disposition of shares acquired through the exercise of an option is dependent upon the length of time the shares have been held and on whether such shares were acquired by exercising an ISO or a nonqualified stock option. Upon the sale of shares obtained by exercising a nonqualified option, the optionee generally will treat as capital gain the excess of the amount realized on the sale over the market value of our common stock on the exercise date. If an employee exercises an ISO and holds the shares for at least two years from the date of grant and one year after exercise, then the optionee will recognize long-term capital gain or loss equal to the difference between the sale price and the option exercise price. Shares obtained by an exercise of an ISO that are sold without satisfying these holding periods will result in ordinary "wages" income equal to the excess of the fair market value of the shares on the exercise date over the exercise price. A special rule will apply in many cases to limit the wages amount to the gain on the sale — the excess of the amount realized on the sale over the exercise price.

Generally, there will be no tax consequence to us in connection with the disposition of shares acquired under an option except that we may be entitled to a deduction in the case of a disposition of shares acquired upon exercise of an ISO before the applicable ISO holding periods have been satisfied. In that case, we generally will be entitled to a tax deduction equal to the amount includable as wages by the employee at the same time or times as the employee recognizes income with respect to the shares. Such income is not subject to income tax withholding.

Stock Bonuses and Other Grants of Stock. An employee who receives a stock bonus or a grant of stock in connection with the performance of services generally will realize taxable income at the time of receipt. An employee will not recognize income at the time of receipt, however, if the shares are subject to a substantial risk of forfeiture for purposes of Section 83 of the Internal Revenue Code, unless the employee elects under Section 83(b) of the Internal Revenue Code within 30 days after the original transfer to recognize income at the time of the original transfer. Restrictions on transferability, by themselves, do not constitute a substantial risk of forfeiture for Section 83 purposes. If the shares are subject to a substantial risk of forfeiture at the time of receipt and the employee has not made a Section 83(b) election within 30 days after the original transfer, the employee will recognize taxable income in the year the substantial risk of forfeiture lapses. We generally will be entitled to a tax deduction equal to the amount includable as income by the employee at the same time or times as the employee recognizes income with respect to the shares. Such income is subject to withholding tax as "wages," and the 2009 Plan provides that awardees may pay such withholding tax by cash or return of shares as is necessary.

Section 162(m) of the Internal Revenue Code limits to $1 million per person the amount we may deduct for compensation paid to certain officers and certain of our most highly compensated employees. Compensation received through the exercise of stock options is not subject to this $1 million limit if the option and plan meet certain requirements, including that options be granted with an exercise price of not less than fair market value. Our policy is to grant stock options meeting the requirements of Section 162(m) and applicable regulations.

Stock Price Information. The closing price of our common stock as reported on the Nasdaq Global Market System on March 26, 2009, was $3.00 per share.

Proposal 3: To Ratify the Appointment of Peterson Sullivan LLP as Our Independent Auditors

The Audit Committee has retained Peterson Sullivan to serve as independent auditors to conduct an audit of our financial statements for 2008 and the Board has directed that management submit the selection of Peterson Sullivan for ratification by the shareholders at the Annual Meeting. In retaining Peterson Sullivan, the Audit Committee considered carefully Peterson Sullivan's performance for us in that capacity since its retention in mid-2005, its independence with respect to the services to be performed and its general reputation for adherence to professional auditing standards.

Board Recommendation: The Board of Directors recommends that you vote **"FOR"** Proposal 3 to ratify the appointment of Peterson Sullivan LLP as our independent auditors.

Selection of our independent auditors is not required to be submitted to a vote of the shareholders of the Company for ratification. The Sarbanes-Oxley Act of 2002 requires the Audit Committee to be directly responsible for the appointment, compensation and oversight of the audit work of the independent auditors. However, the Board of Directors is submitting this matter to the shareholders as a matter of good corporate practice. If the shareholders fail to vote on an advisory basis in favor of ratifying this selection, the Audit Committee will reconsider whether to retain Peterson Sullivan, and may retain that firm or another without re-submitting the matter to our shareholders. Even if the shareholders vote on an advisory basis in favor of ratifying the appointment, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of us and our shareholders.

Representatives of Peterson Sullivan are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Services and Fees

The following table lists the fees for services rendered by Peterson Sullivan for 2007 and 2008:

Services	2007	2008
Audit Fees(1)	$530,000	$528,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	$530,000	$528,000

(1) Audit services billed in 2007 and 2008 consisted of: audit of our annual financial statements, audits of our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act, reviews of our quarterly financial statements, statutory and regulatory audits, consents, comfort letters and other services related to filings with the SEC and capital raising offerings.

(2) No audit-related services were billed in 2007 or 2008.

(3) No tax services were billed in 2007 or 2008.

(4) There were no fees billed for other services in 2007 or 2008.

Peterson Sullivan to date has not performed any non-audit services for us.

Audit Committee Pre-Approval Policy

All audit, tax and other services to be performed for us by our independent auditors must be pre-approved by the Audit Committee. The Audit Committee reviews the description of the services and an estimate of the anticipated costs of performing those services. Services not previously approved cannot commence until such approval has been granted. Pre-approval usually is granted at regularly scheduled meetings. If unanticipated items arise between meetings of the Audit Committee, the Audit Committee has delegated approval authority to the Chairman of the Audit Committee, in which case the Chairman communicates such pre-approvals to the full Committee at its next meeting. During 2008, all services performed by Peterson Sullivan were pre-approved by the Audit Committee in accordance with this policy.

OTHER BUSINESS — DISCRETIONARY AUTHORITY

While the Notice of Annual Meeting of Shareholders provides for transaction of all other business as may properly come before the Annual Meeting and all matters incidental to the conduct of the Annual Meeting, including any adjournments or postponements of the Meeting, the Board knows of no matters to be brought before the Annual Meeting of Shareholders other than those referred to in this Proxy Statement. If, however, other matters are properly presented at the Annual Meeting, the individuals appointed as proxies will vote your shares as they determine in their discretion to be advisable.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including financial statements and schedules, forms a part of our 2008 Annual Report that was provided to shareholders with this Proxy Statement. The Annual Report is available on our website: www.cray.com under "Investors — Financials — Annual Reports and Proxy Statements." Additional copies of the 2008 Annual Report on Form 10-K may be obtained without charge by writing to Kenneth W. Johnson, Corporate Secretary, Cray Inc., 901 Fifth Avenue, Suite 1000, Seattle, WA 98164.

By order of the Board of Directors,

Kenneth W. Johnson

KENNETH W. JOHNSON
Corporate Secretary

Seattle, Washington
March 31, 2009

CRAY INC.

2009 LONG-TERM EQUITY COMPENSATION PLAN

TABLE OF CONTENTS

Proxy Statement

CRAY INC.

2009 LONG-TERM EQUITY COMPENSATION PLAN

1. *Purpose.* The purpose of the 2009 Long-Term Equity Compensation Plan (the "Plan") is to enable Cray Inc. (the "Company") to attract, reward and retain the services or advice of the current or future employees, officers, directors, agents and consultants of the Company and its subsidiaries, and to provide added incentives to them by encouraging stock ownership in the Company. For purposes of this Plan, a person is considered to be employed by or in the service of the Company if the person is employed by or in the service of any entity (the "Employer") that is either the Company or a subsidiary of the Company.

2. *Stock Subject to This Plan.* Subject to adjustment as provided below and in Section 8 hereof, the stock subject to this Plan shall consist of shares of the Company's common stock (the "Common Stock"), and the total number of shares of Common Stock to be issued under this Plan shall not exceed 3,000,000 shares, provided that the number of shares of Common Stock issued as a bonus under Section 6 and issued as restricted stock pursuant to Section 7 shall not exceed a total of 1,500,000 shares, all as such Common Stock was constituted on the effective date of this Plan. If an option or award granted under this Plan expires, terminates or is canceled, the unissued shares subject to that option or award shall again be available under this Plan. If shares awarded as a bonus pursuant to Section 6 or issued pursuant to Section 7 under this Plan are forfeited to or repurchased by the Company, the number of shares forfeited or repurchased shall again be available under this Plan.

3. *Administration.* This Plan shall be administered by the Board of Directors of the Company (the "Board"). The Board may suspend, amend or terminate this Plan as provided in Section 10.

3.1 *Powers.* The Plan shall be administered by the Board, which shall determine and designate the individuals to whom options and awards shall be made, the amount of the options and awards and the other terms and conditions of the options and awards. Subject to the provisions of the Plan, the Board may adopt and amend rules and regulations relating to administration of the Plan, advance the lapse of any waiting period, accelerate any exercise date, waive or modify any restriction applicable to shares (except those restrictions imposed by law) and make all other determinations in the judgment of the Board necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and any option or award issued under this Plan, and related agreements by the Board shall be final and conclusive. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it deems expedient to carry the Plan into effect, or to be consistent with any rule or regulation promulgated in connection herewith. All actions taken by the Board shall be conclusive and binding on all interested parties. The Board may delegate administrative functions to individuals who are officers or employees of the Company.

3.2 *Limited Liability.* No member of the Board or officer of the Company shall be liable for any action or inaction of the Board, any Board committee, the Company or any another person or, except in circumstances involving bad faith, of himself or herself. Subject only to compliance with the explicit provisions hereof, the Board may act in its absolute discretion in all matters related to this Plan.

3.3 *Securities Exchange Act of 1934.* At any time that the Company has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Plan shall be administered by the Board in accordance with Rule 16b-3 adopted under the Exchange Act, as such rule may be amended from time to time.

3.4 *Committee.* The Board by resolution may delegate to a committee of the Board (the "Committee") any or all authority for administration of the Plan. If a Committee is appointed, all references to the Board in the Plan shall mean and relate to such Committee, except that only the Board may amend, modify, suspend or terminate the Plan as provided in Section 10.

4. *Awards.* The Board may grant options or awards to any current or future employee, officer, director, agent or consultant of the Company or any of its subsidiaries. The Board may take the following actions from time to time, separately or in combination, under this Plan: (a) grant Incentive Stock Options, as defined in Section 422 of

the Internal Revenue Code of 1986, as amended (the "Code"), to any employee of the Company or its subsidiaries, as provided in Section 5.1 of this Plan; (b) grant options other than Incentive Stock Options ("Non-Qualified Stock Options"), as provided in Section 5.2 of this Plan; (c) award stock bonuses as provided in Section 6; and (d) issue shares subject to restrictions as provided in Section 7. The Board shall select the individuals to whom awards shall be made and shall specify the action taken with respect to each individual to whom an award is made. Shares issued upon exercise of options or awards granted under this Plan may be subject to such restrictions on transfer, repurchase rights or other restrictions as may be determined by the Board. No person may be granted options and awards to acquire more than a total of 750,000 shares of Common Stock in any calendar year.

5. Option Grants.

5.1 Incentive Stock Options. Incentive Stock Options shall be subject to the following terms and conditions:

(a) Incentive Stock Options may be granted under this Plan only to employees of the Company or its subsidiaries within the meaning of Section 422(a)(2) of the Code, including employees who are directors.

(b) No employee may be granted Incentive Stock Options under this Plan to the extent that the aggregate fair market value, on the date of grant, of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by that employee during any calendar year, under this Plan and under any other incentive stock option plan (within the meaning of Section 422 of the Code) of the Company or any subsidiary, exceeds $100,000. To the extent that any option designated as an Incentive Stock Option exceeds the $100,000 limit, such option shall be treated as a Non-Qualified Stock Option. In making this determination, options shall be taken into account in the order in which they were granted, and the fair market value of the shares of Common Stock shall be determined as of the time that the option with respect to such shares was granted.

(c) An Incentive Stock Option may be granted under this Plan to an employee possessing more than 10% of the total combined voting power of all classes of stock of the Company (as determined pursuant to the attribution rules contained in Section 424(d) of the Code) only if the exercise price is at least 110% of the fair market value of the Common Stock subject to the option on the date the option is granted, as described in Section 5.1(f) of this Plan, and only if the option by its terms is not exercisable after the expiration of five years from the date it is granted.

(d) Except as provided in Section 5.5 of this Plan, no Incentive Stock Option granted under this Plan may be exercised unless at the time of such exercise the optionee is employed by the Company or any subsidiary of the Company and the optionee has been so employed continuously since the date such option was granted.

(e) Subject to Sections 5.1(c) and 5.1(d) of this Plan, Incentive Stock Options granted under this Plan shall continue in effect for the period fixed by the Board, except that no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

(f) The exercise price shall not be less than 100% of the fair market value of the shares of Common Stock covered by the Incentive Stock Option at the date the option is granted. The fair market value of shares shall be the closing price per share of the Common Stock on the trading date immediately prior to the date of grant as reported on a securities quotation system or stock exchange or other principal market for the Common Stock. If such shares are not so reported or listed, the Board shall from time to time determine the fair market value of the shares of Common Stock in its discretion.

(g) The provisions of clauses (b) and (c) of this Section shall not apply if either the applicable sections of the Code or the regulations thereunder are amended so as to change or eliminate such limitations or to permit appropriate modifications of those requirements by the Board.

(h) If within two years after an Incentive Stock Option is granted or within 12 months after an Incentive Stock Option is exercised, the optionee sells or otherwise disposes of Common Stock acquired on exercise of the Option, the optionee shall within 30 days of the sale or disposition notify the Company in writing of (i) the date of the sale or disposition, (ii) the amount realized on the sale or disposition and (iii) the nature of the disposition (e.g., sale, gift, etc.).

5.2 *Non-Qualified Stock Options.* Non-Qualified Stock Options shall be subject to the following terms and conditions:

(a) The exercise price shall not be less than 100% of the fair market value of the shares of Common Stock covered by the Non-Qualified Stock Option on the date the option is granted. The fair market value of shares of Common Stock covered by a Non-Qualified Stock Option shall be determined by the Board, as described in Section 5.1(f).

(b) Non-Qualified Stock Options granted under this Plan shall continue in effect for the period fixed by the Board, except that no Non-Qualified Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

5.3 *Vesting.* To ensure that the Company will achieve the purposes of and receive the benefits contemplated in this Plan, the Board, at its discretion, may establish a vesting schedule, change such vesting schedule or provide for no vesting schedule for options granted under the Plan. In establishing a vesting schedule, the Board may set a "Base Date", meaning a reference date for the specific option grant and optionee. If no Base Date is established by the Board for a specific option grant, then the date of grant of the option by the Board shall constitute the Base Date.

5.4 *Nontransferability.* Each option granted under this Plan and the rights and privileges conferred hereby may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution or, with respect to Non-Qualified Stock Options, pursuant to a qualified domestic relations order. The foregoing notwithstanding, the Board on conditions it determines may permit the transferability of a Non-Qualified Stock Option by an optionee solely to members of the optionee's family or to one or more trusts or partnerships for the benefit of such family members. Any purported transfer or assignment in violation of this provision shall be void.

5.5 *Termination of Options.*

5.5.1 *Generally.* Unless otherwise determined by the Board or specified in the optionee's Option Agreement, if the optionee's employment or service with the Company and its subsidiaries terminates for any reason other than for cause, resignation, retirement, disability or death, and unless by its terms the option sooner terminates or expires, then the optionee may exercise, for a three-month period, that portion of the optionee's option which was exercisable at the time of such termination of employment or service (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met by the date of exercise of such option). For purposes of this Section 5.5, references to employment or service with the Company, and similar references, shall include the Company or any of its subsidiaries.

5.5.2 *For Cause; Resignation.*

(a) If an optionee is terminated for cause or resigns in lieu of dismissal, any option granted hereunder shall be deemed to have terminated as of the time of the first act which led or would have led to the termination for cause or resignation in lieu of dismissal, and such optionee shall thereupon have no right to purchase any shares of Common Stock pursuant to the exercise of such option, and any such exercise shall be null and void. Termination for "cause" shall include (i) the violation by the optionee of any reasonable rule or policy of the Board or the optionee's superiors or the chief executive officer or the President of the Company that results in damage to the Company or which, after notice to do so, the optionee fails to correct within a reasonable time; (ii) any willful misconduct or gross negligence by the optionee in the responsibilities assigned to him or her; (iii) any willful failure to perform his or her job as required to meet the objectives of the Company; (iv) any wrongful conduct of an optionee which has an adverse impact on the Company or which constitutes a misappropriation of the assets of the Company; (v) unauthorized disclosure of confidential information; or (vi) the optionee's performing services for any other company or person which competes with the Company while he or she is employed by or provides services to the Company, without the prior written approval of the Chairman or President of the Company. "Resignation in lieu of dismissal" shall mean a resignation by an optionee of employment with or service to the Company if (i) the Company has given prior notice to such optionee of its intent to dismiss the optionee for circumstances that constitute cause, or (ii) within two months of the optionee's resignation, the Chairman or President of the Company or the Board determines, which determination shall be final and binding, that such resignation was related to an act which would have led to a termination for cause.

(b) If an optionee resigns from the Company, the right of the optionee to exercise his or her option shall be suspended for a period of two months from the date of resignation, unless the Chairman or the President of the Company or the Board determines otherwise in writing. Thereafter, unless there is a determination that the optionee resigned in lieu of dismissal, the option may be exercised at any time prior to the earlier of (i) the expiration date of the option, or (ii) the expiration of three months after the date of resignation, for that portion of the optionee's option which was exercisable at the time of such resignation (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met at the date of exercise of such option).

5.5.3 *Retirement.* Unless otherwise determined by the Board, if an optionee's employment or service with the Company is terminated with the Company's approval for reasons of age, the Option may be exercised at any time prior to the earlier of (a) the expiration date of the option or (b) the expiration of three months after the date of such termination of employment or service, for that portion of the optionee's option which was exercisable at the time of such termination of employment or service (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met at the date of exercise of such option).

5.5.4 *Disability.* Unless otherwise determined by the Board, if an optionee's employment or relationship with the Company terminates because of a permanent and total disability (as defined in Section 22(e)(3) of the Code), the Option may be exercised at any time prior to the earlier of (a) expiration date of the Option or (b) the expiration of 12 months after the date of such termination for up to the full number of shares of Common Stock covered thereby, including any portion not yet vested (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met by the date of exercise of such Option).

5.5.5 *Death.* Unless otherwise determined by the Board, in the event of the death of an optionee while employed by or providing service to the Company, the Option may be exercised at any time prior to the earlier of (a) the expiration date of the Option or (b) the expiration of 12 months after the date of death by the person or persons to whom such optionee's rights under the option shall pass by the optionee's will or by the applicable laws of descent and distribution for up to the full number of shares of Common Stock covered thereby, including any portion not yet vested (provided the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met by the date of exercise of such Option).

5.5.6 *Extension of Exercise Period.* The Board, at the time of grant or at any time thereafter, may extend the three-month and 12-month exercise periods to any length of time not longer than the original expiration date of the option, and may increase the portion of an option that is exercisable, subject to such terms and conditions as the Board may determine; provided, that any extension of the exercise period or other modification of an Incentive Stock Option shall be subject to the written agreement and acknowledgment by the optionee that the extension or modification disqualifies the option as an Incentive Stock Option.

5.5.7 *Failure to Exercise Option.* To the extent that the option of any deceased optionee or of any optionee whose employment or service terminates is not exercised within the applicable period, all rights to purchase shares of Common Stock pursuant to such options shall cease and terminate.

5.5.8 *Leaves.* For purposes of this Section 5.5, employment shall be deemed to continue while the optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Board) in accordance with the policies of the Company.

5.6 *Exercise.*

5.6.1 *Procedure.* Subject to the provisions of Section 5.3 above, each Option may be exercised in whole or in part; provided, however, that no fewer than 100 shares (or the remaining shares then purchasable under the Option, if less than 100 shares) may be purchased upon any exercise of any Option granted hereunder and that only whole shares will be issued pursuant to the exercise of any Option (the number of 100 shares shall not be changed by any transaction or action described in Section 8 unless the Board determines that such a change is appropriate). Options shall be exercised by delivery to the Secretary of the Company or his or her designated agent of written notice of the number of shares with respect to which the Option is exercised, together with payment in full of the exercise price.

5.6.2 *Payment.* Payment of the option exercise price shall be made in full at the time the written notice of exercise of the option is delivered to the Secretary of the Company or his or her designated agent and shall be in cash or check or pursuant to irrevocable instructions to a stock broker to deliver the amount of sales proceeds necessary to pay the appropriate exercise price and withholding tax obligations, all in accordance with applicable governmental regulations, for the shares of Common Stock being purchased. The Board may determine at the time the option is granted for Incentive Stock Options, or at any time before exercise for Non-Qualified Stock Options, that additional forms of payment will be permitted. Unless otherwise determined by the Board, any Common Stock provided in payment of the purchase price must have been previously acquired and held by the optionee for at least six months.

5.6.3 *Withholding.* Prior to the issuance of shares of Common Stock upon the exercise of an option, the optionee shall pay to the Company the amount of any applicable federal, state, local and other tax withholding obligations. In addition, the optionee shall pay to the Company promptly any required federal, state and local withholding obligations arising out of a disqualifying disposition of shares acquired upon exercise of an Incentive Stock Option. The Company may withhold any distribution in whole or in part until the Company is so paid. The Company shall have the right to withhold such amount from any other amounts due or to become due from the Company, as the case may be, to the optionee, including salary (subject to applicable law) or to retain and withhold a number of shares having a market value not less than the amount of such taxes required to be withheld by the Company to reimburse it for any such taxes and cancel (in whole or in part) any such shares so withheld.

5.6.4 *Conditions Precedent to Exercise.* The Board may establish conditions precedent to the exercise of any option, which shall be described in the relevant Option Agreement.

5.7 *Foreign Qualified Grants.* Options under this Plan may be granted to officers and employees of the Company or any of its subsidiaries and other persons described in Section 4 who reside in foreign jurisdictions as the Board may determine from time to time. The Board may adopt such supplements to the Plan as are necessary to comply with the applicable laws of such foreign jurisdictions and to afford optionees favorable treatment under such laws; provided, however, that no award shall be granted under any such supplement on terms which are more beneficial to such optionees than the terms permitted by this Plan.

5.8 *Corporate Mergers, Acquisitions, Etc.* The Board may also grant options under this Plan having terms, conditions and provisions that vary from those specified in this Plan provided that such options are granted in substitution for, or in connection with the assumption of, existing options granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a corporate merger, consolidation, acquisition of property or stock, reorganization or liquidation to which the Company is a party.

5.9 *Holding Period.* Unless otherwise determined by the Board, if a person subject to Section 16 of the Exchange Act exercises an option within six months of the date of grant of the option, the shares of Common Stock acquired upon exercise of the option may not be sold until six months after the date of grant of the option.

5.10 *Option Agreements.* Options granted under this Plan shall be evidenced by written stock option agreements ("Option Agreements") which shall contain such terms, conditions, limitations and restrictions as the Board shall deem advisable and which are consistent with this Plan. All Option Agreements shall include or incorporate by reference the applicable terms and conditions contained in this Plan.

6. *Stock Bonuses.* The Board may award shares under this Plan as stock bonuses. Shares awarded as a bonus shall be subject to the terms, conditions (including performance standards) and restrictions determined by the Board. The restrictions may include restrictions concerning transferability and forfeiture of the shares awarded, together with any other restrictions determined by the Board. The Board may require the recipient to sign an agreement as a condition of the award, but may not require the recipient to pay any monetary consideration other than amounts necessary to satisfy all federal, state, local and other tax withholding requirements. The agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board. The certificates representing the shares awarded shall bear any legends required by the Board. The Company may require any recipient of a stock bonus to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state, local and other tax withholding requirements. If the recipient fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the

recipient, including salary, subject to applicable law. With the consent of the Board, a recipient may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation. Upon the issuance of a stock bonus, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued, less the number of shares withheld or delivered to satisfy withholding obligations.

7. *Restricted Stock.* The Board may issue shares under this Plan for any consideration (including services and promissory notes) determined by the Board. Shares issued under this Plan shall be subject to the terms, conditions (including performance standards) and restrictions determined by the Board. The restrictions may include restrictions concerning transferability, repurchase by the Company and forfeiture of the shares issued, together with any other restrictions determined by the Board. All Common Stock issued pursuant to this Section 7 shall be subject to an agreement, which shall be executed by the Company and the prospective recipient of the shares before the delivery of certificates representing the shares to the recipient. The purchase agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board. The certificates representing the shares shall bear any legends required by the Board. The Company may require any recipient of restricted stock to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state, local and other tax withholding requirements. If the recipient fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the recipient, including salary, subject to applicable law. With the consent of the Board, a recipient may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation. Upon the issuance of restricted stock, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued, less the number of shares withheld or delivered to satisfy withholding obligations.

8. *Adjustments Upon Changes in Capitalization.*

8.1 *Stock Splits, Capital Stock Adjustments.* The aggregate number and class of shares for which options and awards may be granted under this Plan, the number and class of shares covered by each outstanding option and award and the exercise or purchase price per share thereof (but not the total price), and each such option and award, shall all be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock of the Company resulting from a stock split, stock dividend or consolidation of shares or any like capital stock adjustment.

8.2 *Effect of Merger, Sale of Assets, Liquidation or Dissolution.*

8.2.1 *Termination Unless Assumption or Substitution.* Upon the effective date of a merger, consolidation or plan of exchange (other than a merger, consolidation or plan of exchange involving the Company in which the holders of voting securities of the Company immediately prior to such transaction own at least 50% of the voting power of the outstanding securities of the surviving corporation or a parent of the surviving corporation after such transaction), or a sale of all or substantially all the assets of the Company, or a liquidation or dissolution of the Company, the Plan and any option theretofore granted hereunder shall terminate, and all restrictions and conditions (other than payment) of awards granted pursuant to Section 6 or Section 7 shall terminate, unless provisions be made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options and awards theretofore granted, or the substitution for such options or awards, with new options and awards covering the shares of a successor corporation, or a parent, affiliate or subsidiary thereof, with appropriate adjustments as to number and kind of shares and prices thereof, in which event the Plan and the options and awards granted under it, or the new options or awards substituted therefor, shall continue in the manner and under the terms so provided.

8.2.2 *Exercise and Vesting.* If provision is not made pursuant to the preceding Section 8.2.1 in connection with such a transaction for the continuance of the Plan and for the assumption of options and awards, or the substitution for such options and awards of new options and awards covering the shares of a successor employer corporation or a parent, affiliate or subsidiary thereof, then each optionee under the Plan shall be entitled, prior to the effective date of any such transaction, to exercise the option for the full number of shares covered thereby, including any portion not yet vested (provided that the conditions of Section 5.6.4 and any other conditions specified in the Option Agreement shall have been met at the date of exercise of such option) and all restrictions and conditions (other than payment) of awards shall lapse.

8.3 *Fractional Shares.* In the event of any adjustment in the number of shares covered by any option or award, any fractional shares resulting from such adjustment shall be disregarded and each such option and award shall cover only the number of full shares resulting from such adjustment.

8.4 *Determination of Board to Be Final.* All adjustments under this Section 8 shall be made by the Board, and its determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. Unless an optionee agrees otherwise, any change or adjustment to an Incentive Stock Option shall be made, if possible, in such a manner so as not to constitute a "modification," as defined in Section 424(h) of the Code, and so as not to cause the optionee's Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option.

9. *Securities Regulations.*

9.1 *Compliance with Law.* Shares of Common Stock shall not be issued with respect to an option or award granted under this Plan unless the exercise of such option and the issuance and delivery of such shares pursuant to such option or award complies with all relevant provisions of law, including, without limitation, any applicable state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, applicable laws of foreign countries and other jurisdictions and the requirements of any quotation service or stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of any shares hereunder. The inability of the Company to obtain, from any regulatory body having jurisdiction, the authority deemed by the Company's counsel to be necessary for the lawful issuance and sale of any shares hereunder or the unavailability of an exemption from registration for the issuance and sale of any shares hereunder shall relieve the Company of any liability with respect of the nonissuance or sale of such shares as to which such requisite authority shall not have been obtained.

9.2 *Investment Purpose.* As a condition to the exercise of an option or receipt of stock pursuant to an award, the Company may require the optionee or awardee to represent and warrant at the time of any such exercise or receipt that the shares of Common Stock are being acquired only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any relevant provision of the aforementioned laws. The Company may place a stop-transfer order against any shares of Common Stock on the official stock books and records of the Company, and a legend may be stamped on stock certificates to the effect that the shares of Common Stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided (concurred in by counsel for the Company) stating that such transfer is not in violation of any applicable law or regulation. The Board may also require such other action or agreement by the optionees as may from time to time be necessary to comply with the federal and state securities laws. THIS PROVISION SHALL NOT OBLIGATE THE COMPANY TO UNDERTAKE REGISTRATION OF THE OPTIONS OR STOCK THEREUNDER OR ANY AWARDS UNDER THIS PLAN.

10. *Amendment and Termination.*

10.1 *Plan.* The Board may at any time suspend, amend or terminate this Plan, provided that, except as set forth in Section 8, the approval of the Company's shareholders is necessary within 12 months before or after the adoption by the Board of any amendment that will:

(a) increase the number of shares of Common Stock that are to be reserved for the issuance under this Plan;

(b) permit the granting of stock options or awards to a class of persons other than those presently permitted to receive stock options or awards under this Plan; or

(c) require shareholder approval under applicable law, including Section 16(b) of the Exchange Act, or the regulations of any securities market or exchange on which the Common Stock is then listed for trading or quotation.

10.2 *Options.* Subject to the requirements of Section 422 of the Code with respect to Incentive Stock Options and to the terms and conditions and within the limitations of this Plan, the Board may modify or amend outstanding options and awards granted under this Plan, provided that, without the prior approval of the Company's shareholders, no such modification or amendment, except for adjustments made pursuant to Section 8.1 or as described in Section 8.2.1, shall reduce the exercise price of outstanding options issued under this Plan, or cancel or amend outstanding options issued under this Plan in exchange for cash, other awards or options with an exercise price that is less than the exercise price of the original options (as adjusted pursuant to Section 8.1 or as described in Section 8.2.1) of such options. The modification or amendment of an outstanding option shall not, without the consent of the optionee or awardee, impair or diminish any of his or her rights or any of the obligations of the Company under such option or award. Except as otherwise provided in this Plan, no outstanding option or award shall be terminated without the consent of the optionee or awardee. Unless the optionee agrees otherwise, any changes or adjustments made to outstanding Incentive Stock Options granted under this Plan shall be made in such a manner so as not to constitute a "modification," as defined in Section 424(h) of the Code, and so as not to cause any Incentive Stock Option issued hereunder to fail to continue to qualify as an Incentive Stock Option as defined in Section 422(b) of the Code.

10.3 *Automatic Termination.* Unless sooner terminated by the Board, this Plan shall terminate ten years from the date on which this Plan is adopted by the Board. No option or award may be granted after such termination or during any suspension of this Plan. The amendment or termination of this Plan shall not, without the consent of the optionee or awardee, alter or impair any rights or obligations under any option and award theretofore granted under this Plan.

11. *Miscellaneous.*

11.1 *Time of Granting Options.* The date of grant of an option shall, for all purposes, be the date on which the Company completes the required corporate action relating to the grant of an option; the execution of an Option Agreement and the conditions to the exercise of an option shall not defer the date of grant.

11.2 *No Status as Shareholder.* The recipient of any award under the Plan shall have no rights as a shareholder with respect to any shares of Common Stock until the date the recipient becomes the holder of record of those shares. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date occurs before the date the recipient becomes the holder of record.

11.3 *Status as an Employee.* Nothing in the Plan or any award pursuant to the Plan shall (i) confer upon any employee any right to be continued in the employment of an Employer or interfere in any way with the Employer's right to terminate the employee's employment at will at any time, for any reason, with or without cause, or to decrease the employee's compensation or benefits, or (ii) confer upon any person engaged by an Employer any right to be retained or employed by the Employer or to the continuation, extension, renewal or modification of any compensation, contract or arrangement with or by the Employer.

11.4 *Reservation of Shares.* The Company, during the term of this Plan, at all times will reserve and keep available such number of shares of Common Stock as shall be sufficient to satisfy the requirements of this Plan.

12. *Effectiveness of This Plan.* This Plan shall become effective upon adoption by the Board so long as it is duly approved by the Company's shareholders any time within 12 months after the adoption of this Plan. No option granted under this Plan to any officer or director of the Company shall become exercisable, however, until the Plan is approved by the shareholders, and any options and awards granted prior to such approval shall be conditioned upon and are subject to such approval.

Adopted by the Board of Directors as of March 26, 2009, and approved by the Shareholders on May , 2009.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _______ to _______.

Commission File Number: 0-26820

CRAY INC.

(Exact name of registrant as specified in its charter)

Washington **(State or Other Jurisdiction of Incorporation or Organization)**	**93-0962605** **(I.R.S. Employer Identification No.)**
901 Fifth Avenue, Suite 1000 **Seattle, Washington** **(Address of Principal Executive Office)**	**98164** **(Zip Code)**

Registrant's telephone number, including area code:
(206) 701-2000

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	**Nasdaq Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Exchange Act: NONE

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K . ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the Registrant as of June 30, 2008, was approximately $150,000,000, based upon the closing price of $4.64 per share reported on June 30, 2008, on the Nasdaq Global Market.

As of March 2, 2009, there were 34,052,839 shares of Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be delivered to shareholders in connection with the Registrant's Annual Meeting of Shareholders to be held on May 13, 2009, are incorporated by reference into Part III.

CRAY INC.

FORM 10-K
For Fiscal Year Ended December 31, 2008

INDEX

Cray and Cray-1 are federally registered trademarks of Cray Inc., and Cray X1, Cray X1E, Cray X2, Cray XT3, Cray XT4, Cray XT5, Cray XT5h, Cray XT5m, Cray XMT, Cray CX1, Cray SeaStar, ECOphlex, Cray Linux Environment and Cray XD1 are trademarks of Cray Inc. The registered trademark Linux® is used pursuant to a sublicense from LMI, the exclusive licensee of Linus Torvalds, owner of the mark on a worldwide basis. Other trademarks used in this report are the property of their respective owners.

All numbers of shares of our common stock in this Annual Report on Form 10-K, as well as per share and similar calculations involving our common stock, reflect the one-for-four reverse stock split effected on June 8, 2006.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. We assume no obligation to update these forward-looking statements.

The risks, uncertainties and assumptions referred to above include the following: significantly fluctuating operating results with the possibility of periodic losses; our reliance on third-party suppliers to build and timely deliver competitive components that meet our specifications; the need for increased product revenue and gross profit, particularly from our Cray XT products and successor massively parallel systems; the timing and level of government support for supercomputer research and development and system purchases; the technical challenges of developing new supercomputer systems on time and budget; competitive pressures from established companies well known in the high performance computer market and system builders and resellers of systems constructed from commodity components; our ability to attract, retain and motivate key employees; and other risks that are described from time to time in our reports filed with the Securities and Exchange Commission ("SEC" or "Commission"), including but not limited to the items discussed in "Risk Factors" set forth in Item 1A below in this Annual Report on Form 10-K, and in subsequently filed reports.

In this report, we rely on and refer to information and statistics regarding the markets for various products. We obtained this information from third-party sources, discussions with our customers and our own internal estimates. We believe that these third-party sources are reliable, but we have not independently verified them and there can be no assurance that they are accurate.

PART I

Item 1. *Business*

General

We design, develop, manufacture, market and service high performance computing ("HPC") systems, commonly known as supercomputers. Our supercomputer systems provide capability, capacity and sustained performance far beyond typical server-based computer systems and address challenging scientific, engineering and national security computing problems.

We believe we are well positioned to meet the HPC market's demanding needs by providing superior supercomputer systems with performance and cost advantages when sustained performance on challenging applications and total cost of ownership are taken into account. We differentiate ourselves from our competitors primarily by concentrating our research and development efforts on the processing, interconnect and system capabilities that enable our systems to scale — that is, to continue to increase performance as our systems grow in size. Purpose-built for the supercomputer market, our systems balance highly capable processors, highly scalable system software and very high speed interconnect and communications capabilities. Our plans for 2009 and beyond are based on gaining market share in the high-end supercomputer market segment, extending our technology leadership, maintaining our focus on execution and profitability and expanding our addressable market through broadening of our engineering services offerings, including our Custom Engineering projects, and selling our new Cray CX1 and Cray XT5m systems.

We focus our sales and marketing activities on government agencies, industrial companies and academic institutions that purchase HPC systems. We sell our larger HPC products primarily through a direct sales force that operates throughout the United States and in Canada, Europe, Japan and Asia-Pacific, and we are building a world-wide channel partner network for our new Cray CX1 system. Our supercomputer systems are installed at nearly 100 sites in 20 countries.

We were incorporated under the laws of the State of Washington in December 1987 under the name Tera Computer Company. We changed our corporate name to Cray Inc. in connection with our acquisition of the Cray Research operating assets from Silicon Graphics, Inc. ("SGI") in 2000. Our corporate headquarter offices are located at 901 Fifth Avenue, Suite 1000, Seattle, Washington, 98164, our telephone number is (206) 701-2000 and our website address is www.cray.com. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K or our other SEC reports and filings.

Our History

In many ways our current history began in 2000 when we, as Tera Computer Company, acquired the operating assets of the Cray Research division from SGI and renamed ourselves Cray Inc. Tera Computer Company was founded in 1987 with the purpose of developing a new supercomputer system based on multithreaded architecture. Cray Research, Inc., founded in 1972 by Seymour Cray, pioneered the use of supercomputers in a variety of market sectors and dominated the supercomputer market in the late 1970's and 1980's. In 1996 SGI acquired Cray Research.

On April 1, 2000, we acquired from SGI the Cray product lines and current development projects, a worldwide service organization supporting Cray supercomputers installed at customer sites, integration and final assembly operations, system software and related experience and expertise, approximately 775 employees, product and service inventory, real property located in Chippewa Falls, Wisconsin, and the Cray brand name. Pursuant to a technology agreement, SGI assigned to us various patents and other intellectual property and licensed to us the rights to other patents and intellectual property.

On April 1, 2004, we acquired OctigaBay Systems Corporation ("OctigaBay"), located in Burnaby, B.C., Canada, which was developing a system targeted for the midrange market, which we named our Cray XD1 system. Initial commercial shipments of the Cray XD1 system began in the third quarter of 2004, with full production in the first half of 2005. While we stopped building new Cray XD1 systems in 2007, we have incorporated certain features of the Cray XD1 system into our Cray XT systems.

During the past three years, we have added depth to our management team, particularly in sales, marketing, engineering and finance. We have expanded our worldwide customer base, refined our product roadmap, increased our total addressable market, established a lower operating cost model and sharpened our focus on execution to meet customer expectations and improve our financial operating results.

Our Goals and Strategy

Our goals are to become the leading provider of supercomputers in the HPC market segments that we target and to have sustained annual profitability. Key elements of our strategy to achieve these goals include:

Gain Share in Our Core HPC Market. We intend to leverage our strong product portfolio, product roadmap and brand recognition in the high end of the HPC market to gain market share. We believe that most of our competitors are focused primarily on the mid-range and lower end of the HPC market where lower bandwidth cluster systems dominate. We continue to be focused primarily on the high-end supercomputing segment of the HPC market.

Extend Technology Leadership. We are an innovation driven company in a technology driven market. We plan to maintain a technology leadership position by investing in research and development and partnering with key suppliers and customers with interests strongly aligned with ours. We will rely in part on government funding for our research and development efforts. We intend to execute on our product roadmap, supporting multiple processing technologies within single, highly scalable systems.

Expand Our Total Addressable Market. Over time, we intend to expand our addressable market by leveraging our technologies and customer base, the Cray brand and industry trends by introducing complementary products and services to new and existing customers. We believe we have the opportunity to compete in a broader portion of the HPC market as well as selective adjacent markets outside of traditional HPC. Our expansion of our engineering services offerings, including our Custom Engineering program, and our new Cray CX1 system, our first system based on Intel processors, and our new Cray XT5m system are three initiatives to further this strategy.

Maintain Our Focus on Execution and Profitability. We are committed to achieving sustained profitability on an annual basis. We intend to continue to refine our product roadmap, converge our technologies and development processes, improve our ability to deliver high quality products on time and on budget and continue our commitment to financial discipline.

We believe our April 2008 collaboration with Intel is in line with each of these strategies. In the future we will be able to provide the HPC market with access to the best processors, whether from Intel or AMD, that are available at any point in time.

Industry Background

Since Seymour Cray introduced the Cray-1 system in 1976, supercomputers have contributed substantially to the advancement of knowledge and the quality of human life. Scientists and engineers typically require vast computing resources to address problems of major economic, scientific and strategic importance. Many new products and technologies, as well as improvements of existing products and technologies, would not be possible without the continued improvement of supercomputer computational speeds, interconnect technologies, scalable system software and overall performance.

The HPC Market

The International Data Corporation ("IDC"), a leading HPC market analyst firm, now divides the HPC technical server market into four competitive segments by selling price:

- supercomputers, which it defines as technical servers that sell from $500,000 and up;
- divisional servers, which it defines as technical servers that sell from $250,000 to $499,999;
- departmental servers, which it defines as technical servers that sell for $100,000 to $249,999; and
- workgroup servers, which it defines as technical servers that sell for under $100,000.

We primarily target the supercomputer segment, although our Cray CX1 system targets the workgroup server market. IDC estimates that in 2007 the size of the entire HPC technical server market was $10.1 billion, with $2.7 billion in the supercomputer segment, and for 2008, IDC estimates that the HPC technical server market decreased to a range of $9.4 billion to $9.7 billion, with the supercomputer segment at $2.5 billion to $2.6 billion. See "New IDC HPC Market Definitions and How They Apply to the 2007 HPC Market" (February 2008) and "Economic Crisis Response: Worldwide Technical Computing HPC Market, 2008-2012 Forecast Update" (November 2008). In the latter forecast, IDC assumes that the high-end supercomputer segment will not decline as fast as the general economic slowdown, being sustained somewhat by long buying cycles and by an increasing number of petascale system purchases in the next one to three years. The IDC base forecast predicts that, following declines from 2007 levels in 2008 and 2009, the HPC market as a whole should return to growth in 2010 to 2012, with the supercomputer segment returning to above-2007 levels by 2010 and growing at a compound annual growth rate of 2.6% over the 2007 to 2012 period.

Vendors that compete in the HPC supercomputer market must commit significant resources to develop proprietary technologies and computing elements to meet the exacting needs of their customers. We believe that the technical requirements and high costs required to compete in this market segment are significant barriers to entry. Many of our potential competitors focus on the mid-range and lower segments of the HPC market. These segments comprise a larger market that is increasingly competitive and in which it is difficult for vendors to add significant value due to the commoditization of the products sold in that market. See "Competition" below.

Increasing Demand for Supercomputing Power

Supercomputer users are seeking answers to some of the world's most complex problems in science and engineering. Addressing these challenges can require from 10 to up to 1,000 times or more the computing capability currently available with existing computer systems. For example, although in late 2008 one of our Cray XT5 systems was the first system in the world to reach the sustained petaflops level (1,000 trillion floating point operations per second) on real scientific applications, HPC system architects and government users already are considering how to build systems operating at exaflops levels (a million trillion floating point operations per second) over the next decade. Users require very large, powerful computing resources that are massively scalable, flexible and manageable, and can deliver high levels of sustained performance.

We believe there are three principal factors driving the demand for supercomputing power: first, the increasing need for advanced design and simulation capability in industry, government agencies and weather and climate centers; second, continuing concerns about national security issues, heightened by an emphasis on terrorism prevention; and, third, the recognized national interests of many countries to advance scientific research to enable innovations to better compete globally and achieve breakthroughs in new energy technologies, biological systems, nanotechnologies, particle physics and other natural phenomena.

Design and simulation of new products before they are built are invaluable tools to improve time-to-market, product quality and differentiation for government, industrial and academic users. The need for supercomputers within government laboratories and agencies and industrial firms is driven by the increasingly complex application requirements of computer-aided engineering, full-systems analysis, material behavior in composite materials and real-time stress-strain behavior. Supercomputers are critical for increasingly refined simulations of both aeronautical and automotive performance dynamics. Weather forecasting and climate centers require supercomputers to process large volumes of data to produce more accurate short-term and medium-range forecasts and to further our understanding of the long-term impact of various pollutants on the environment and the effects of global climate changes.

Governments have a wide range of ongoing and yet unmet security needs, ranging from burgeoning cryptanalysis and data mining requirements to rapid and accurate analysis of data from a diverse and growing number of disparate sources. In addition, governments constantly seek better simulation and modeling of weapons systems and the maintenance and reliability of nuclear stockpiles. They also use supercomputers to rapidly simulate real world battlefield conditions in increasing levels of detail.

Competition between countries to acquire the best supercomputing technology to enhance their worldwide competitiveness has increased. The U.S. government and its various agencies have determined that it is in the best economic and security interest of the country to establish and maintain a leadership position in the development of supercomputing technologies. One such initiative is the Defense Advanced Research Project ("DARPA") High Performance Computer System ("HPCS") initiative, under which we have received funding for our Cascade program since 2002 and have a contract to receive funding for our Cascade program into 2012. The DARPA program is designed to provide government support to develop breakthroughs in high productivity supercomputing systems for the national security and industrial user communities. This initiative has become increasingly important due to the trend towards commoditization in the HPC market, which is not expected to provide the advanced supercomputing capabilities necessary for the United States to achieve important goals and missions. Other countries such as Japan, China and members of the European Union also have programs in place to increase their worldwide competitiveness through the aggressive use of supercomputers.

Limitations of Existing and Emerging Solutions

Despite the demand for increased supercomputing power, systems capable of exploiting high-end opportunities have become less common. While there are a few systems in the market that have some of the characteristics and capabilities of our supercomputers, by and large today's HPC market is replete with lower bandwidth cluster systems that are often limited in performance beyond certain system size and capability. These systems loosely link together, or cluster, multiple commodity servers using widely available processors and subsystems connected through commercially available interconnect products.

With standard commercial interconnect components, lower bandwidth cluster systems are not well-balanced — they may have fast processors, but performance is severely limited by the rate at which data can be moved throughout the system, such as to and from memory and especially among processors over the interconnection network. Because of the lack of specialized communication capabilities, these systems do not scale well — that is, as these systems grow in size their full system and per processor efficiencies degrade significantly. Additionally, as these systems grow in size, they may become unreliable because they lack the necessary management tools and built-in hardware redundancies to minimize disruptions.

Lower bandwidth cluster systems may offer higher theoretical peak performance, for equivalent cost, than do our systems, but they often lack in sustained performance when running real applications at scale. Theoretical peak performance is the highest theoretical possible speed at which a computer system could, but never does, operate; this measure is obtained simply by multiplying the number of processors by their peak-rated speed and the number of floating point operations per cycle it can compute, assuming zero communications bottlenecks or system inefficiencies. Sustained performance, always lower than peak, is the actual speed at which a supercomputer system runs an application program. The sustained performance of lower bandwidth cluster systems on complex applications frequently is a small fraction, often less than 5%, of their theoretical peak performance — as these systems become larger, their efficiency declines even further, sometimes below 1% for the most challenging applications at scale.

The introduction of quad-core and octal-core processors and planned many-core processors, which incorporate more than one processing core on the same integrated circuit, will further stress the capabilities of lower bandwidth cluster systems, resulting in decreased per processor utilization due to the absence of balanced network and communication capabilities in such systems. Many-core processors may also increase the power and cooling requirements for these systems, making packaging an increasingly critical element.

Given these limitations, lower bandwidth cluster systems are better suited for applications that can be partitioned easily into discrete tasks that do not need to communicate often with each other, such as small problems and larger problems lacking communications complexity; users of such applications comprise the majority of the midrange and low end of the HPC market. The effectiveness of lower bandwidth cluster systems in our principal target market, the high end of HPC, is limited today, and we believe will become increasingly more limited in the future.

Our Solutions

We concentrate on building balanced systems that are purpose-built for supercomputer users. These systems address the critical computing resource challenges HPC users face today: achieving massive scaling to tens of thousands of processors, ease of use, and very high levels of sustained performance on real applications. We do this by designing supercomputers that combine highly capable processors, whether developed by us or by others, high speed interconnect technology for maximum communication efficiency, innovative packaging to address increased cooling, power and reliability requirements, and scalable system software that enable performance and usability at scale.

Our supercomputers utilize components and technologies designed to support the demanding requirements of high-end HPC users. In contrast, lower bandwidth cluster system vendors use processors, interconnects and system software designed to meet the requirements of the significantly larger general purpose server market and then attempt to leverage these commercially-oriented products into the HPC market. An important benefit of our purpose-built approach is significantly higher sustained performance on certain important applications at high scaling levels, with performance improvements on the order of 1.5 to 10 or more times that of our competitors. With our supercomputers, HPC users are able to focus on their primary objectives: advancing scientific discovery, increasing industrial capabilities and improving national security.

Our supercomputer systems offer several additional benefits:

- upgrade paths that allow customers to leverage their investments over longer periods of time and provide enhanced total costs of ownership;
- custom design of interconnect systems and, in certain systems, proprietary processors;
- flexibility of processor type, memory and network configuration and system software tools developed towards implementation of our Adaptive Supercomputing vision; and
- the Cray brand name, synonymous with supercomputing, that brings with it a proven research and development team and a global sales and service organization dedicated to the needs of HPC users.

We expect the advancement of many-core processors to be advantageous to us, complementing our technical strengths in networking, scaling system software and cooling and power management technologies. Additional cores will amplify the scaling issues that customers face today by putting increased stress on all aspects of the system. Our balanced approach to system design will likely become increasingly critical in enabling customers to take advantage of the benefits of many-core processing.

Our Current Products and Products in Development

Our supercomputers provide capability, capacity and sustained performance far beyond typical server-based computer systems, allowing users to address challenging scientific and engineering computing problems. Purpose-built for the supercomputing market, our systems balance highly capable processors, scalable system software and very high speed interconnect and communications capabilities. With the introduction of our Cray XT5m and Cray CX1 systems, we offer competitive products to a larger portion of the HPC technical server market. We plan to utilize increasingly common infrastructure pursuant to our Adaptive Supercomputing vision. Our goal is to bring new products and/or major enhancements to market every 12 to 24 months.

Current Products

Cray XT5 System. The Cray XT5 system is our current principal massively parallel processing ("MPP") system. Introduced in November 2007 as the successor to the Cray XT4 and Cray XT3 systems, the Cray XT5 system combines scalability with manageability, lower cost of ownership with reduced power and cooling requirements, and broader application support. The system has double the density and memory bandwidth of previous systems in the same footprint, supporting very high density processor configurations of 192 processor sockets or up to 768 processor cores and delivering more than seven teraflops (7 trillion floating point operations per second) of computational capacity per cabinet, with system peak and sustained performance designed to exceed one petaflops. Customers can upgrade to the Cray XT5 system from Cray XT3 or Cray XT4 systems and/or add on to the existing Cray XT systems, leveraging their investment over a longer life. Cray XT5 cabinets can be configured with Cray XT4 compute blades, for optimized compute-to-communication balance, or with new high-density Cray XT5 compute blades for memory-intensive and/or compute-biased workloads. Its Linux®-based operating system supports a broader range of applications. We shipped our first Cray XT5 system in the second half of 2008. The "Jaguar" system at Oak Ridge National Laboratory, the largest computer system in our history and the first and to date the only system in the world to exceed more than one petaflops sustained performance on real scientific applications, is a Cray XT5 system.

Cray XT4 System. Our Cray XT4 system combines the capabilities of our Cray XT3 system and many features of our Cray XD1 system to provide a next generation massively parallel processor supercomputer system. Our Cray XT4 system uses Dual-Core and Quad-Core AMD Opteron™ processors running a lightweight Linux operating system and connected to our proprietary second generation high speed network. Dual-core systems can be upgraded in the field to quad-core systems. The Cray XT4 system is highly scalable and is designed to provide significant improvements in peak and sustained performance over earlier systems. We shipped our first dual-core Cray XT4 system in November 2006, first shipped quad-core processors for a field upgrade in late 2007 and shipped our first quad-core Cray XT4 system in the first quarter of 2008. We expect to continue to upgrade existing Cray XT4 systems in 2009.

Cray $XT5_h$ Hybrid Supercomputer. The Cray $XT5_h$ system is an integrated hybrid supercomputer that takes the scalar processing capability of the Cray XT5 system and adds vector processing and reconfigurable field programmable gate array hardware acceleration, allowing a single system to provide a variety of processing technologies for diverse workflows. The vector compute blades — called Cray X2 blades — provide the vector processing capabilities enabled by our former BlackWidow development program. A Cray X2 compute node, the core building block of the system, has four vector processors and 64 gigabytes of shared memory resulting in more than 100 gigaflops of peak performance and system scalability to 1,024 processors with 16 terabytes of globally addressable memory. This combination provides a successor to our Cray X1E system with major improvements to single thread scalar performance and overall price performance, as well as the ability to interface directly with scalar technology and reconfigurable computing technology in a single system. Applications originally developed for the Cray X1 and X1E systems port easily to the new Cray X2 processing nodes. We shipped our first Cray $XT5_h$ system in the fourth quarter of 2007 and shipped additional systems in 2008.

Cray CX1 System. The Cray CX1 system, purpose-built for offices, laboratories and university departments requiring systems principally in the workgroup server market segment, incorporates up to 8 nodes and 16 Intel Xeon™ processors, either dual or quad core — hence delivering up to 8 cores and up to 64 gigabytes of memory per node (with up to 64 cores per chassis), with up to 24 terabytes of internal storage within a chassis. Up to three chassis can be linked with the optional 24-port Infiniband switch allowing for easy expansion to 192 cores. Systems can be configured with a mix of compute, storage and visualization blades to meet customers' individual requirements. The desk side system, which uses standard office power, features either the Windows® HPC Server 2008 operating system or the Red Hat™ Enterprise Linux operating system. List prices start at around $25,000 and range to over $80,000 per chassis.

Cray XT5m System. Our Cray XT5m midrange supercomputer is designed to make our HPC technology available to more users by targeting the lower end of the supercomputer market segment and the high end of the divisional server market segment, with price points starting at $400,000. The CrayXT5m system incorporates a version of our Cray SeaStar network specially designed and optimized for systems with peak performance of less than 100 teraflops, providing superior bandwidth, upgradeability and manageability at prices comparable to those of commodity clusters. Offered with up to six cabinets, the Cray XT5m series features many-core AMD Opteron processors and can be air or liquid cooled through use of Cray ECOphlex technology. The Cray Linux Environment enables the use of a wide range of open source tools as well as streamlined porting of a broad set of applications from independent software vendors. The Cray XT5m system compute blades are designed for maximum power efficiency with only the components needed for massively parallel processing: processors, memory and interconnect. The Cray XT5m series can be upgraded or expanded to take advantage of new technologies, such as next-generation compute processors, I/O technologies and interconnects as they become available, and can be upgraded to a full Cray XT5 supercomputer if desired.

Products in Development

Cray XMT System. Our Cray XMT program is directed at developing a third generation multithreaded supercomputer, which offers global shared memory and high latency tolerance, with 128 threads per processor. The Cray XMT system utilizes our Cray XT infrastructure. The Cray XMT program is co-funded by the U.S. government. We shipped an early version of the Cray XMT system in September 2007 followed by shipments in the second half of 2008.

Baker. Our Baker program is directed at creating the successor to our Cray XT5 system and extending our leadership position in massively parallel computing. The Baker system will utilize a new high-performance interconnect that combines technologies of the Cray XT and Cray XD1 systems and will integrate next generation many-core processors in a choice of air or liquid-cooled (ECOphlex) cabinets. The Baker system is expected to scale to multiple petaflops of peak performance. We began shipping the Baker ECOphlex cabinet in the second half of 2008, and the full Baker system is scheduled for delivery in the second half of 2010.

Our Adaptive Supercomputing Vision and Cascade Program

Our Adaptive Supercomputing vision supports the anticipated future needs of HPC customers by incorporating many of our technical strengths — system scalability, multiple processing technologies, including custom processors, and high bandwidth networks — into a single system that we believe will make supercomputing capabilities accessible to a larger set of end-users. With Adaptive Supercomputing, we expect to expand the concept of heterogeneous computing to a fully integrated view of both hardware and software supporting multiple processing technologies within a single, highly scalable system. Our plan is to increasingly integrate these processing technologies into a single Linux-based platform. We expect to include powerful compilers and related software that will analyze and match application codes to the most appropriate processing elements — we expect this capability will enable programmers to write code in a more natural way. We believe our November 2006 DARPA $250 million award for research and development towards building a prototype "Cascade" system validates this vision, which was the center of our DARPA HPCS Phase III proposal.

Our Cascade development program implements our Adaptive Supercomputing vision. Our Cascade efforts are co-funded by the U.S. government through the November 2006 award to us under the DARPA HPCS program. Under our funding agreement with DARPA, we are to develop a prototype system that demonstrates the functionality required for scaling to multiple sustained petaflops levels of performance on real applications. Our system involves a new hybrid system architecture that combines multiple processor technologies including the use of Intel processors, a new high-performance network and an adaptive software layer into a single integrated system designed to automatically match the most effective processor technology to each application.

Pursuant to the DARPA program, we are obligated to spend at least $375 million of our funds, with DARPA reimbursing us up to $250 million. The DARPA program is milestone-based with eleven milestones, with a specified part of the DARPA reimbursement obligation associated with each milestone. Each milestone has specific requirements for information and deliverables that we are to provide and specified minimum exit criteria demonstrating that we are making required progress towards completion of the prototype system. DARPA provides a formal acceptance of each milestone, which is required for us to invoice for the associated DARPA payment. Overall, we anticipate spending in excess of the required $375 million to complete the program. To date, we have met four milestones and have received a total of $87.5 million in payments from DARPA; seven milestones remain, with the final prototype demonstration milestone scheduled for the second half of 2012. We will own the final prototype system and will provide our mission partners access to the prototype system for a period of six months following the completion of the DARPA program.

DARPA and we may mutually modify the terms of the program and, if funding is available and research opportunities reasonably warrant, may extend the term of the program. Either DARPA or we may terminate the program based on a reasonable determination that it will not produce beneficial results commensurate with the expenditure of resources. DARPA's future financial commitments are subject to subsequent Congressional action, and we are not obligated to continue work on this project beyond the point that DARPA obligates funds to this program.

Our Markets

Our supercomputer systems are installed at nearly 100 sites in 20 countries. Our target markets for our products designed for the HPC supercomputer market segment in 2009 and beyond are:

Scientific Research. Scientific research includes both unclassified governmental and academic research laboratories and centers. The Department of Defense, through its High Performance Computing Modernization Program, funds a number of research organizations that are target customers. The Office of Science in the Department of Energy and its laboratories are key target customers, as are the National Science Foundation and the National Aeronautics and Space Administration, and related agencies around the world.

National Security. Classified work in government agencies has represented an important customer market for us over many years. Certain governmental departments continue to provide funding support for our research and development efforts to meet their objectives. Current and target customers for our products include a number of Department of Defense-related classified customers, the National Nuclear Security Administration of the Department of Energy, and certain foreign counterparts.

Earth Sciences. Weather forecasting and climate modeling applications require increasing speed and larger volumes of data. Forecasting models and climate applications have grown increasingly complex with an ever-increasing number of interactive variables, making improved supercomputing capabilities increasingly critical. We have a number of customers doing weather and climate applications, including in Korea, Switzerland, Denmark, India and Spain.

Computer-Aided Engineering. Supercomputers are used to design lighter, safer and more durable vehicles, as well as to study wind noise and airflow around the vehicle, to improve airplane flight characteristics and in many other computer-aided engineering applications in order to improve time-to-market and product quality. We currently have customers in each of the aerospace, automotive and manufacturing areas around the world.

Our target markets for our Cray CX1 system include users in the foregoing target markets who desire powerful HPC computers at affordable prices in office environments, including a broader array of users in the petroleum, life sciences, digital content creation and financial services industries.

In target markets such as the national security and scientific research markets, many customers have their own application programs. Other target customers, such as aerospace and automotive firms and some governmental agencies, require third-party application programs developed by independent software vendors running on more mature systems. The Cray CX1 system, with the choice of Windows HPC Server 2008 or Red Hat Enterprise Linux systems operating on Intel Xeon® processors, runs a broad range of standard applications and benchmarks.

Agencies of the U.S. government, directly and indirectly through system integrators and other resellers, accounted for approximately 81% of our 2008 revenue, 60% of our 2007 revenue and approximately 48% of our 2006 revenue. Significant customers with over 10% of our annual revenue were Oak Ridge National Laboratory in 2008, the National Energy Research Scientific Computing Center, the U.K. Engineering and Physical Sciences Research Council, and Oak Ridge National Laboratory in 2007 and the Korea Meteorological Administration and AWE Plc in 2006. International customers accounted for 16% of our total revenue in 2008, 38% of our total revenue in 2007 and 48% of our total revenue in 2006.

We currently have one operating segment for financial reporting purposes. Segment information and related disclosures about products, services and geographic areas are set forth in Note 16 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Our Technology

Our leadership in supercomputing is dependent upon the successful development and timely introduction of new products. We focus our research and development activities on designing system architecture, hardware and system software necessary to implement our product roadmap.

Architecture

We believe we are the only company in the world with significant demonstrated expertise in four primary processor technologies: massively parallel processing, multithreading, vector processing and co-processing with field programmable gate arrays.

Massively parallel processing architectures typically link hundreds or thousands of commodity processors and local or distributed memory together in a single system. These systems are best suited for large computing problems that can be segmented into many parts and distributed across a large number of processors. We focus on building systems with highly scalable architectures using high bandwidth interconnect networks. The Cray XT family of supercomputer systems is based on this architecture.

Multithreading is designed to provide latency tolerance by supporting a large number of executable threads per processor, and quickly switching to another thread when a thread waits for data to be computed or to return from global shared memory. These systems are particularly effective for irregular access to large data sets and graph-based algorithms. We are currently developing a third generation multithreading system as part of our Cray XMT development project.

Cray Research pioneered the use of vector systems. These systems traditionally have a moderate number of very fast custom processors utilizing shared memory. Vector processing is the computation of a vector or string of numbers with a single operation. This technology has proven to be highly effective for many scientific and engineering applications in areas such as climate modeling, cryptanalysis and computational fluid dynamics. Vector processing is the basis for our Cray X2 blades, an essential component of our Cray $XT5_h$ systems.

Field programmable gate arrays can be reconfigured or reprogrammed to implement specific functionality more suitably and more efficiently than on a general-purpose processor. The Cray XT5h system features reconfigurable computing with field programmable gate arrays.

Hardware

We have extensive experience in designing hardware components of HPC systems — integrated circuits, memory controllers, interconnect systems, I/O subsystems and cooling, power, and packaging infrastructures — and integrating them into a single system. Our hardware research and development experience includes:

- Integrated circuit design. We have experience in designing custom and standard cell integrated circuits, including vector and multithreaded processors. Our processors and other integrated circuits have special features that let them use high available memory bandwidth efficiently.
- High-speed interconnect systems. We design high speed and high bandwidth interconnect systems using a combination of custom I/O circuits, high-density connectors, carefully chosen transmission media and highly optimized logic.
- Packaging and cooling. We use very dense packaging in order to produce systems with high processing capabilities and complementary bandwidth. This packaging generates more heat per unit volume. We use specialized cooling techniques to address this issue, including liquid cooling and high volume air cooling.

Our hardware engineers are located primarily in our Chippewa Falls, Wisconsin, Seattle, Washington and Austin, Texas offices.

System Software

We have extensive experience in designing, developing and adapting system software such as the operating system, hardware supervisory system and programming environment software as an integral aspect of our scalable HPC systems and distribute those systems as part of system sales. Over time we plan to transition to a common system software and a common programming environment across all of our platforms, an important aspect of our Adaptive Supercomputing vision. Our software research and development experience includes: operating systems, with the anticipation that in the future our supercomputer segment systems will utilize the Linux operating system for all node architectures; provision of scalable hardware control infrastructure systems for managing hardware, including power control, monitoring of environmental data and hardware diagnostics, with the anticipation of providing a common hardware supervisory system infrastructure for all of our systems; and programming environments, including our own and commercially available compilers, libraries and tools.

We purchase or license software technologies from third parties when necessary to provide appropriate support to our customers, while focusing our own resources where we believe we add the highest value. We do not market or sell application programs.

Our software personnel are located principally in our Mendota Heights, Minnesota and Seattle, Washington offices.

Services

We offer post-sale maintenance services for our installed base of supercomputer products and project-based engineering services, including our Custom Engineering offerings.

Our worldwide maintenance service organization provides us with a competitive advantage and a predictable flow of revenue and cash. Support services are important to our customers, and we generally locate our support personnel at or near customer sites globally, supported by a central service organization located in Chippewa Falls, Wisconsin, and Mendota Heights, Minnesota. In recent years, annual maintenance service revenue has ranged from approximately one-quarter to over one-third of total revenue. Our support services include hardware and software maintenance in support of our systems, on-site analyst services, installation project management, system installation and de-installation, application tuning and porting, site preparation, and technical training for our systems.

Maintenance support services are provided under separate contracts with our product customers. These contracts generally provide for support services on an annual basis, although some cover multiple years. While most customers pay for support on an annual basis, others pay on a monthly or quarterly basis. Customers may select levels of support and response times, ranging from parts only to 24 x 7 coverage with two-hour response.

Our engineering services offerings, including those offered by our Custom Engineering team, are provided on a project basis and under separate contracts. These services include custom hardware and software design/ development projects at the component and system level, application consulting, site engineering services, specialized project management, external storage services, contracted engineers for defined projects, specialized training, system integration and other customized HPC services.

Sales and Marketing

We focus our sales and marketing activities on government agencies, industrial companies and academic institutions that purchase HPC systems. We sell our products primarily through a seasoned supercomputing direct sales force that operates throughout the United States and in Canada, Europe, Japan and Asia-Pacific. We serve smaller vertical and remote markets through sales representatives and resellers. About half of our sales force is located in the United States and Canada, with the rest overseas. In addition, we are building a worldwide channel partner network for our Cray CX1 product. This product has a shorter sales cycle and is attractive to channel partners who are focused on the HPC market and who want to leverage the Cray brand and reputation coupled with the Cray CX1 system's differentiated capabilities.

A formal request-for-proposal process for HPC systems drives a majority of our high-end systems sales. We utilize pre-sales technical experts to develop technical proposals that meet the customer requirements and benchmarking teams to demonstrate the advantages of our particular supercomputing products being proposed. For a majority of our larger sales opportunities, the terms of our proposals, including system size, options, pricing and other commitments, are individually reviewed and approved by our senior executives. While we often tailor our supercomputer solutions for each customer, there is substantial commonality in the underlying components and systems, allowing us to mitigate potential impacts on manufacturing and procurement operations.

As government agencies and government funded scientific research institutions comprise a large portion of our customer base, our government programs office is an integral part of our overall sales and marketing strategy. Our government programs staff actively manages our relationship with U.S. government agencies and Congress.

Our marketing staff is responsible for product marketing, business development and marketing communications. Product marketing bridges our research and development organization and our sales staff to help ensure that our products meet the demands and requirements of our key customers and a broader set of prospects. Business development focuses on providing products and services to specific customer sets, such as earth sciences and computer-aided engineering. Marketing communications focus on our overall brand messaging, press releases, conferences, trade shows and marketing campaigns.

Manufacturing and Procurement

We subcontract the manufacture of a majority of the hardware components for our high-end products, including integrated circuits, printed circuit boards, connectors, cables, power supplies and memory parts, on a sole or limited source basis to third-party suppliers. We use contract manufacturers to assemble our components. Our manufacturing strategy centers on build-to-order systems, focusing on obtaining competitive assembly and component costs and concentrating on the final assembly, test and quality assurance stages. This strategy allows us to avoid the large capital commitment and overhead associated with establishing full-scale manufacturing facilities and to maintain the flexibility to adopt new technologies as they become available without the risk of equipment obsolescence, provide near real-time configuration changes to exploit faster and/or less expensive technologies, and provide a higher level of large scale system quality. We perform final system integration, testing and quality check out of our systems. Our manufacturing personnel are located primarily in Chippewa Falls, Wisconsin. We use an original equipment manufacturer to deliver complete Cray CX1 systems, including Intel processors.

Our supercomputer segment systems incorporate components that are available from single or limited sources, often containing our proprietary designs. Such components include integrated circuits, interconnect systems and certain memory devices. Prior to development of a particular product, proprietary components are competitively bid to a short list of technology partners. The technology partner that provides the best solution for the component is generally awarded the contract for the life of the component. Once we have engaged a technology partner, changing our product designs to utilize another supplier's integrated circuits can be a costly and time-consuming process. We also have sole or limited sources for less critical components, such as peripherals, power supplies, cooling and chassis hardware. We obtain key processors from AMD for our Cray XT systems and from Taiwan Semiconductor Manufacturing Company for our Cray XMT system. Our procurements from these vendors are primarily through purchase orders. We have chosen to deal with sole sources in specific cases due to the availability of specific technologies, economic advantages and other factors. Reliance on single or limited source vendors involves several risks, including the possibility of shortages of key components, long lead times, reduced control over delivery schedules and changes in direction by vendors, and we have been adversely affected by delays in qualified competitive components in recent years. See "Our reliance on third-party suppliers poses significant risks to our operating results, business and prospects" in Item 1A. "Risk Factors" below.

Competition

The HPC market is very competitive. Many of our competitors are established companies well known in the HPC supercomputing market, including IBM, NEC, Hewlett-Packard, Hitachi, Fujitsu, SGI, Dell, Bull S.A. and Sun Microsystems. Most of these competitors have substantially greater research, engineering, manufacturing, marketing and financial resources than we do.

We also compete with systems builders and resellers of systems that are constructed from commodity components using processors manufactured by Intel, AMD and others. IBM builds systems leveraging third-party processors and its own processors such as those used in its Power and Blue Gene series of products. These competitors include the previously named companies as well as smaller firms that assemble systems from commercially available commodity products. These companies have capitalized on developments in parallel processing and increased computer performance in commodity-based networking and cluster systems. While these companies' products are more limited in applicability and scalability, they have achieved growing market acceptance as they offer significant price/peak performance on larger problems lacking complexity. Such companies, because they can offer high peak performance per dollar, can put pricing pressure on us in certain procurements.

Internationally, we compete primarily with IBM, Hewlett-Packard, Sun Microsystems, Bull S.A., Hitachi, Fujitsu, SGI and NEC. NEC also offers vector-based systems. As in the United States, commodity HPC suppliers can offer systems with better price/peak performance on certain applications.

To the extent that Intel, IBM and other processor suppliers develop processors with greater capabilities than the processors we use from AMD, our Cray XT systems, including upgrades and successor products, may be at a competitive disadvantage to systems utilizing such other processors. We will mitigate this concern in the future when we begin to also provide Intel processors across our range of products.

For our products designed for the supercomputer market segment, we compete primarily on the basis of product performance, breadth of features, price/performance, performance per unit of power, scalability, quality, reliability, upgradeability, service and support, corporate reputation, brand image and account relationships. Our market approach is more focused than our competitors, as we concentrate on high-end supercomputing with products designed for the needs of this specific market. We offer systems that provide greater performance on the largest, most difficult computational problems and superior price/performance on many important applications in the high-end of the supercomputer market segment. Our systems often offer superior total cost of ownership advantages as they typically use less electric power and cooling and occupy less space than lower bandwidth cluster systems.

Our Cray CX1 system competes in the workgroup server market segment with small blade cluster systems from a number of companies, including Hewlett-Packard, IBM, Dell, Sun Microsystems and smaller firms that assemble systems from commercially available commodity products. Customer satisfaction in this segment is not high as many users are faced with a complex transition to HPC systems and find little guidance and support from HPC vendors. Customers are also often faced with necessary additional investments in machine rooms and cooling. In order to address these problems, the Cray CX1 system is designed to require minimal infrastructure and to be easy to configure, acquire and implement, including the number of blades that we support, such as processors, visualization and storage blades, a choice of Microsoft Windows HPC 2008 or Red Hat Enterprise Linux operating systems, and the system's desk-side, open-office design with active noise cancellation and operating on standard office power.

Intellectual Property

We attempt to protect our trade secrets and other proprietary rights through formal agreements with our employees, customers, suppliers and consultants, and through patent protection. Although we intend to protect our rights vigorously, there can be no assurance that our contractual and other security arrangements will be successful.

Our general policy is to seek patent protection for those inventions and improvements likely to be incorporated into our products and services and give us a competitive advantage. We have a number of patents and pending patent applications relating to our hardware and software technologies. While we believe our patents and applications have value, no single patent or group of patents is in itself essential to us as a whole or to any of our key products. Any of our proprietary rights could be challenged, invalidated or circumvented and may not provide significant competitive advantage.

We license certain patents and other intellectual property from SGI as part of our acquisition of the Cray Research operations. These licenses contain restrictions on our use of the underlying technology, generally limiting the use to historic Cray products and vector processor computers. We have also entered into cross-license arrangements with other companies involved in the HPC industry.

See "We may not be able to protect our proprietary information and rights adequately" and "We may infringe or be subject to claims that we infringe the intellectual property rights of others" in Item 1A. "Risk Factors" below.

Employees

As of December 31, 2008, we had 829 employees. We have no collective bargaining agreement with our employees. We have not experienced a work stoppage and believe that our employee relations are very good.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge at our website at www.cray.com as soon as reasonably practicable after we file such reports with the SEC electronically. In addition, we have set forth our Code of Business Conduct, Corporate Governance Guidelines, the charters of the Audit, Compensation, Corporate Governance and Strategic Technology Assessment Committees of our Board of Directors and other governance documents on our website, www.cray.com, under "Investors — Corporate Governance."

Item 1A. *Risk Factors*

The following factors should be considered in evaluating our business, operations, prospects and common stock as they may affect our future results and financial condition and they may affect an investment in our securities.

Our operating results may fluctuate significantly and we may not achieve profitability in any given period. Our operating results are subject to significant fluctuations due to the factors listed below, which make estimating revenue and operating results for any specific period very difficult, particularly as the product revenue recognized in any given quarter may depend on a very limited number of system sales expected for that quarter, the timing of product acceptances by customers and contractual provisions affecting revenue recognition. For example, a substantial portion of our product revenue in the fourth quarter of 2008 came from a few major transactions involving our quad-core Cray XT5 system, including approximately $100 million from the acceptance of the petaflops system at Oak Ridge National Laboratory in December 2008. Delays in recognizing revenue from a product transaction due to development delays, not receiving needed components timely or with anticipated quality and performance, not achieving product acceptances, contractual provisions or for other reasons, could have a material adverse effect on our operating results in any specific 2009 quarter, and could shift associated revenue, gross profit and cash receipts into another fiscal quarter or year.

We have experienced net losses in recent periods. We last reported positive net income for 2003. Recently, for example, we reported a net loss of $12.1 million in 2006, a net loss of $5.7 million in 2007 and a net loss of $31.3 million, including a non-cash goodwill impairment charge of approximately $54.5 million, in 2008.

Whether we will be able to increase our revenue and achieve and sustain profitability on a quarterly and annual basis depends on a number of factors, including:

- successfully completing development and selling of our Cray XT5 system, including upgrades and successor systems;
- the level of revenue recognized in any given period, which is affected by the very high average sales prices and limited number of system sales in any quarter, the timing of product acceptances by customers and contractual provisions affecting the timing and amount of revenue recognition;
- the successful expansion of our Custom Engineering program, including winning new contracts in time for performance in 2009 and subsequent years;
- the building of a reseller network for our Cray CX1 system and achieving significant sales of Cray CX1 systems;
- the competitiveness of our products, which may be affected by the competitiveness of key components from suppliers;
- our expense levels, including research and development net of government funding, which are affected by the level and timing of such funding and the meeting of developmental milestones;
- maintaining our product development projects on schedule and within budgetary limitations;
- the level of product gross profit contribution in any given period due to product mix, strategic transactions, product life cycle and component costs;
- the level and timing of maintenance contract renewals with existing customers;
- revenue delays or losses due to customers postponing purchases to wait for future upgraded or new systems, delays in delivery of upgraded or new systems and longer than expected customer acceptance cycles; and
- the terms and conditions of sale or lease for our products; and

The receipt of orders and the timing of shipments and acceptances impact our quarterly and annual results and are affected by events outside our control, such as:

- the timely availability of acceptable components in sufficient quantities to meet customer delivery schedules;
- the timing and level of government funding for product acquisitions and research and development contracts, which may be adversely affected by the current economic and fiscal situation;
- price fluctuations in the commodity electronics and memory markets;
- the availability of adequate customer facilities to install and operate new Cray systems;
- general economic trends, including changes in levels of customer capital spending;
- the introduction or announcement of competitive products;
- currency fluctuations, international conflicts or economic crises; and
- the receipt and timing of necessary export licenses.

Because of the numerous factors affecting our revenue and results of operations, we cannot assure our investors that we will have net income on a quarterly or annual basis in the future. We anticipate that our quarterly results will fluctuate significantly, and include losses. Delays in component availability, product development, receipt of orders and product acceptances had a substantial adverse effect on our past results and could continue to have such an effect on our results in 2009 and in future years.

Our reliance on third-party suppliers poses significant risks to our operating results, business and prospects. We subcontract the manufacture of a majority of the hardware components for our high-end products, including integrated circuits, printed circuit boards, connectors, cables, power supplies and memory parts, on a sole or limited source basis to third-party suppliers. We use contract manufacturers to assemble certain important components for all of our systems. We also rely on third parties to supply key capabilities, such as file systems and storage subsystems. We use service providers to co-develop key technologies, including integrated circuit design and verification. We use an original equipment manufacturer to deliver complete Cray CX1 systems. We are subject to substantial risks because of our reliance on limited or sole source suppliers. For example:

- if a supplier does not provide components that meet our specifications in sufficient quantities on time, then production and sales of our systems could be delayed, which would result in decreased revenue and gross profit and adversely affect cash flow — these risks are accentuated during steep production ramp periods as we introduce new or successor products;

- if an interruption of supply of our components occurs because a supplier changes its technology roadmap, decides to no longer provide those components, increases the price of those components significantly or imposes allocations on its customers, it could take us a considerable period of time to identify and qualify alternative suppliers, to redesign our products as necessary and to begin to manufacture the redesigned components. In some cases, such as with key integrated circuits and memory parts, we may not be able to redesign such components or find alternate sources that we could use in any realistic time frame. Defective components may need to be replaced, which may result in increased costs and obsolete inventory;

- if a supplier cannot provide a competitive key component, such as processors, our systems may be less competitive than systems using components with greater capabilities;

- if a supplier provides us with hardware, software or other intellectual property that contains bugs or other errors or is different from what we expected, our development projects and production systems may be adversely affected through additional design testing and verification efforts, respins of integrated circuits and/or development of replacement components, the production and sales of our systems could be delayed and systems installed at customer sites could require significant field component replacements, resulting in decreased revenue and gross profit and adversely affecting cash flow;

- if a supplier providing us with key research and development and design services or core technology components with respect to integrated circuit design, network communication capabilities or software is late, fails to provide us with effective functionality or loses key internal talent, our development programs may be delayed or prove to be not possible to complete;

- some of our key component and service suppliers are small companies with limited financial and other resources, and consequently may be more likely to experience financial and operational difficulties than larger, well-established companies; and

- if a key supplier is acquired or has a significant business change, production and sales of our systems may be delayed or our development programs may be delayed or may not be possible to complete.

To the extent that Intel, IBM or other processor suppliers develop processors with greater capabilities, our systems, including upgrades and successor products, may be at a competitive disadvantage to systems utilizing such other processors. Our Cray XT4 and Cray XT5 systems are based on certain AMD Opteron™ processors. Delays in the availability of certain acceptable reliable components, including processors and memory parts, adversely affected our revenue and operating results in the fourth quarter of 2007 and the first nine months of 2008 and could continue to adversely affect results for 2009 and in subsequent periods. If any of our integrated circuit suppliers suffers delays or cancels the development of enhancements to its processors or develops less competitive products, our product revenue, gross profits and operating results would be adversely affected in 2009 and subsequent periods. Our collaboration with Intel announced in April 2008 will not mitigate this risk with respect to processors for several years. Our DARPA HPCS project is now centered on Intel technologies, and any significant changes by Intel in its technology roadmap could adversely affect our ability to complete that program successfully.

The achievement of our business plan in 2009 and future periods is highly dependent on increased product revenue and gross profit from our Cray XT5 and successor systems. We expect that a substantial majority of our product revenue in 2009 and subsequent years will come from sales of Cray XT5 systems, including upgrades and successor systems. With procurements for large systems that require that we link together multiple cabinets containing powerful processors and other components into an integrated system, our Cray XT5 systems must scale to unprecedented levels of performance. During our internal testing and the customer acceptance processes, we may discover that we cannot achieve acceptable system stability across these large systems without incurring significant additional delays and expense. Any additional delays in receiving acceptable components or in product development, assembly, final testing and obtaining large system stability would delay delivery, installation and acceptance of Cray XT5 and successor systems.

Several factors affect our ability to obtain higher gross profits for our products, such as:

- the level of product differentiation in our Cray XT5 and successor systems. We need to compete successfully against HPC systems from large established companies and lower bandwidth cluster systems. Our long-term success may be adversely affected if we are not successful in demonstrating the value of our balanced high bandwidth systems with the capability of solving challenging problems quickly to a market beyond our current core of customers, largely certain agencies of the U.S. and other governments, that require systems with the performance and features we offer;

- we sometimes do not meet all of the contract requirements for customer acceptance and ongoing reliability of our systems, which has resulted in contract penalties. Most often these penalties adversely affect the gross profit through the provision of additional equipment and services and/or service credits to satisfy delivery delays and performance shortfalls. Such penalties adversely impacted gross profits in 2007 and 2008, and we will incur additional penalties in 2009. The risk of contract penalties is increased when we bid for new business prior to completing development of new products when we must estimate future system performance;

- in March 2008, we placed a last-time buy for a key component for our Cray XT4, Cray XT5 and Cray XMT systems, which had to be placed before we could know all the possible sales prospects for these products. If we estimated our needs too low, we could limit the number of possible sales of these products and reduce potential revenue, or if we estimated too high, we could incur inventory obsolescence charges and reduce our gross profit. Either way, our operating results could be adversely affected; and

- in the past, product gross profit has been adversely impacted by lower volumes than planned and higher than anticipated manufacturing variances, including scrap, rework and excess and obsolete inventory.

To improve our financial performance, we need greater product differentiation and to limit contract penalties, negative manufacturing variances and other charges that adversely affect product gross profit, and failure to do so will adversely affect our operating results.

Failure to overcome the technical challenges of completing the development of our supercomputer systems on our product roadmap would adversely affect our revenue and operating results in subsequent years. In addition to completing the development of the scalable system software and hardware for Cray XT5 and upgrade systems for revenue generation in 2009, we continue to work on our product roadmap, including successor systems to the Cray XT5 system, the Cray XMT system and incorporating Intel technologies into and completing our Cascade program. These development efforts are lengthy and technically challenging processes, and require a significant investment of capital, engineering and other resources. Unanticipated performance and/or development issues may require more engineers, time or testing resources than are currently available. In the past several years, directing engineering resources to solving current issues has adversely affected the timely development of successor products. Given the breadth of our engineering challenges and our limited engineering and technical personnel resources, we periodically review the anticipated contributions and expense of our product programs to determine their long-term viability, and we may substantially modify or terminate one or more development programs. We may not be successful in meeting our development schedules for technical reasons and/or because of insufficient engineering resources, which could cause a lack of confidence in our capabilities among our key customers. To the extent we incur delays in completing the design, development and production of hardware components, delays in development of requisite system software, cancellation of programs due to technical infeasibility or uncover stability issues, our revenue, results of operations and cash flows, and the reputation of such systems in the market, could be adversely affected. Future sales of our products may be adversely affected by any of these factors.

If the U.S. government purchases fewer supercomputers, our revenue would be reduced and our operating results would be adversely affected. Historically, sales to the U.S. government and customers primarily serving the U.S. government have represented a significant market for supercomputers, including our products. In 2006, 2007 and 2008, approximately 45%, 64% and 88%, respectively, of our product revenue was derived from such sales. Our 2009 and future plans contemplate significant sales to U.S. government agencies. Sales to government agencies, including cancellations of existing contracts, may be adversely affected by factors outside our control, such as changes in procurement policies, budgetary considerations including Congressional delays in completing appropriation bills, the current economic uncertainty and its effect on government budgets, domestic crises, and international political developments. If agencies and departments of the United States or other governments were to stop, reduce or delay their use and purchases of supercomputers, our revenue and operating results would be adversely affected.

If government support for development of our supercomputer systems is delayed, reduced or lost, our net research and development expenditures and capital requirements would increase significantly and our ability to conduct research and development would decrease. Agencies of the U.S. government historically have facilitated the development of, and have constituted a market for, new and enhanced very high performance computer systems. U.S. government agencies may delay or decrease funding of our future product development efforts due to product development delays, the current economic uncertainty, a change of priorities, international political developments, overall budgetary considerations or other reasons. In recent years, the U.S. government has delayed enacting significant appropriations bills substantially past the commencement of its October 1 fiscal year. Only three of the 12 annual fiscal year 2009 spending bills, including the Defense Appropriations bill, were enacted before the end of 2008. Most other agencies, including the Department of Energy, were operating under a continuing resolution at fiscal year 2008 levels through March 11, 2009 when the President signed an omnibus funding bill for fiscal 2009. Any delay, decrease or cessation of governmental support could cause an increased need for capital, increase significantly our research and development expenditures and have a material adverse impact on our operating results and our ability to implement our product roadmap.

A few government agencies and research laboratories fund a significant portion of our development efforts, including our Cascade project through the DARPA HPCS program and to a lesser extent our Cray XMT project through another government agency; this combined funding significantly reduces our reported level of net research and development expenses. The DARPA program calls for the delivery of prototype systems in 2012, and provides for a contribution by DARPA to us of up to $250 million payable over approximately five years, assuming we meet eleven milestones. We have met four of these milestones through December 31, 2008. Our DARPA program is now centered on Intel technologies, and any significant changes by Intel in its technology roadmap could adversely affect our ability to perform on the program successfully. DARPA's future financial commitments are subject to subsequent Congressional and federal inter-agency action, and our Cascade development efforts and the level of reported research and development expenses would be adversely impacted if DARPA did not receive expected funding, delayed payment for completed milestones, delayed the timing of milestones or decided to terminate the program before completion. We incurred some delays in payments and program milestones by DARPA in 2007 and 2008, with additional delays possible. If we do not achieve a milestone in the period we had estimated, we may incur research and development expense, without offsetting co-funding, which will increase our net research and development expense during the period. The amount of DARPA funds we can recognize as an offset to our periodic research and development expenses depends on our estimates of the total costs and the time to complete the program; changes in our estimates may decrease the amount of funding recognized in any period, which may increase the amount of net research and development expense recognized in that quarter. By the project's completion, we must have spent at least $375 million on the project for us to receive all of the DARPA $250 million reimbursements; failure to do so would result in a lower level of DARPA contribution and could result in a termination of the funding contract. The DARPA program will result in increased net research and development expenditures by us for the cost-sharing portion of the program and will adversely affect our cash flow, particularly in the later years of the program.

If we are unable to compete successfully in the HPC market, our revenue will decline. The performance of our products may not be competitive with the computer systems offered by our competitors. Many of our competitors are established companies well known in the HPC market, including IBM, NEC, Hewlett-Packard, Fujitsu, Hitachi, SGI, Dell, Bull S.A. and Sun Microsystems. Most of these competitors have substantially greater research, engineering, manufacturing, marketing and financial resources than we do. We also compete with systems builders and resellers of systems that are constructed from commodity components using processors manufactured by Intel, AMD and others. These competitors include the previously named companies, with IBM using both third-party processors and its own proprietary processors, as well as smaller firms that benefit from the low research and development costs needed to assemble systems from commercially available commodity products. Such companies, because they can offer high peak performance per dollar, can put pricing pressure on us in certain competitive procurements. In addition, to the extent that Intel, IBM and other processor suppliers develop processors with greater capabilities than the processors we use from AMD, our Cray XT5 and successor systems may be at a competitive disadvantage to systems utilizing such other processors. Our April 2008 collaboration with Intel will mitigate this risk but not for several years.

Periodic announcements by our competitors of new HPC systems or plans for future systems and price adjustments may reduce customer demand for our products. Many of our potential customers already own or lease very high performance computer systems. Some of our competitors may offer substantial discounts to potential customers, and we have not always been able to match these sales incentives. We have in the past and may again be required to provide substantial discounts to make strategic sales, which may reduce or eliminate any gross profit on such transactions, or to provide lease financing for our products, which could result in a deferral of our receipt of cash and revenue for these systems. These developments limit our revenue and resources and reduce our ability to be profitable.

Our market is characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success depends upon our ability to sell our current products, and to develop successor systems and enhancements in a timely manner to meet evolving customer requirements, which may be influenced by competitive offerings. We may not succeed in these efforts. Even if we succeed, products or technologies developed by others may render our products or technologies noncompetitive or obsolete. A breakthrough in technology could make lower bandwidth cluster systems even more attractive to our existing and potential customers. Such a breakthrough would impair our ability to sell our products and would reduce our revenue and operating results.

If we do not meet our revenue goals for our new strategic initiatives, our revenue and operating results will be adversely affected. Our 2009 plans assume material revenue from our three new strategic initiatives: providing Custom Engineering services and selling our new Cray CX1 and Cray XT5m systems. In order to meet our Custom Engineering goals, we must win awards for new contracts in time for significant performance in 2009. Sales of the Cray CX1 system will depend upon building a new global network of independent resellers in Europe, North America and Asia-Pacific and having those resellers successfully sell these new Cray CX1 systems in the competitive workgroup server market. The Cray XT5m system requires successful sales in the lower end of the supercomputer market segment. These efforts require monetary investments ahead of revenue, including adding experienced managers and personnel and initiating new marketing efforts. These additional costs, if not offset by new contributions from these initiatives, will adversely affect our 2009 operating results. In addition, most of the new Custom Engineering projects will be for the U.S. government and likely will require us to enter into agreements that are subject to new or additional Federal Acquisition Regulations, including costing and pricing requirements that we have not previously experienced. These regulations are complex and subject to audit to ensure compliance. We may need to enhance existing financial and costing systems to accommodate these new requirements. Errors made in interpreting and complying with these regulations could result in significant penalties. If we are not successful in these three initiatives, our 2009 revenue and operating results will be adversely affected.

If we cannot retain, attract and motivate key personnel, we may be unable to effectively implement our business plan. Our success depends in large part upon our ability to retain, attract and motivate highly skilled management, technical, marketing, sales and service personnel. The loss of and failure to replace key engineering management and personnel could adversely affect multiple development efforts. Recruitment and retention of senior management and skilled technical, sales and other personnel is very competitive, and we may not be successful in either attracting or retaining such personnel. From time to time, we have lost key personnel to other high technology companies. As part of our strategy to attract and retain key personnel, we may offer equity compensation through stock options and restricted stock grants. Potential employees, however, may not perceive our equity incentives as attractive, and current employees who have significant options with exercise prices significantly above current market values for our common stock may seek other employment. In addition, due to the intense competition for qualified employees, we may be required to increase the level of compensation paid to existing and new employees, which could materially increase our operating expenses.

Our stock price is volatile. The trading price of our common stock is subject to significant fluctuations in response to many factors, including our quarterly operating results (particularly if they are less than our or analysts' previous estimates), changes in analysts' estimates or our outlook, our capital raising activities, announcements of technological innovations by us or our competitors, general economic conditions and conditions in our industry.

We will require a significant amount of cash to purchase the Notes and to fund planned capital expenditures, research and development efforts and other corporate expenses and we may have to seek additional financing. Following certain negotiated repurchases of our 3.0% Convertible Senior Subordinated Notes due in 2024 ("Notes") in the fourth quarter of 2008, we had approximately $27.7 million in principal amount of Notes outstanding at the end of 2008. We expect that we likely will be required to purchase all of the remaining Notes on December 1, 2009, pursuant to a put option held by holders of these Notes. In addition, holders may also require us to purchase their Notes upon a fundamental change, as defined in the indenture governing the Notes, which includes among other matters, a change of control. Our ability to repurchase the Notes in such events may be limited by law and by the terms of other indebtedness that we may have outstanding at the time of such events. If we do not have sufficient funds, we will not be able to repurchase the Notes tendered to us for purchase. Our ability to make payments on our indebtedness, including the potential repurchase of the Notes in December 2009, and to fund planned capital expenditures, research and development efforts and other corporate expenses will depend on our future operating performance and on economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. Our business may not generate sufficient cash from operations. If we do not generate sufficient funds from operations, future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other needs. If we are unable to generate sufficient cash to enable us to pay our indebtedness, we may need to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures or research and development, selling assets, raising additional equity capital and/or debt, and seeking legal protection from our creditors. There can be no assurance that we will be successful in our efforts to achieve future profitable operations or generate sufficient cash from operations, or that we would obtain additional funding through a financing in the event our financial resources became insufficient, especially in the current economic climate. A financing, even if available, may not be available on satisfactory terms, may contain restrictions on our operations, and if involving equity or debt securities could reduce the percentage ownership of our shareholders, may cause additional dilution to our shareholders and the securities may have rights, preferences and privileges senior to our common stock.

We may infringe or be subject to claims that we infringe the intellectual property rights of others. Third parties in the past have asserted, and may in the future assert intellectual property infringement claims against us, and such future claims, if proved, could require us to pay substantial damages or to redesign our existing products or pay fees to obtain cross-license agreements. Regardless of the merits, any claim of infringement would require management attention and could be expensive to defend.

We incorporate software licensed from third parties into the operating systems for our products and any significant interruption in the availability of these third-party software products or defects in these products could reduce the demand for our products. The operating system software we develop for our HPC systems contains components that are licensed to us under open source software licenses. Our business could be disrupted if this software, or functional equivalents of this software, were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case we would be required to redesign our operating system software to function with alternative third-party software, or develop these components ourselves, which would result in increased costs and could result in delays in product shipments. Our Cray CX1, Cray XT5 and successor systems utilize software system variants that incorporate Linux technology. The open source licenses under which we have obtained certain components of our operating system software may not be enforceable. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be copied, modified or distributed as provided in those licenses, would adversely affect our ability to sell our systems. In addition, as a result of concerns about the risks of litigation and open source software generally, we may be forced to protect our customers from potential claims of infringement. In any such event, our financial condition and results of operations may be adversely affected.

We also incorporate proprietary incidental software from third parties, such as for file systems, job scheduling and storage subsystems. We have experienced some functional issues in the past with implementing such software with our supercomputer systems. These issues, if repeated, may result in additional expense by us and/or loss of customer confidence.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 at the end of each fiscal year, and any adverse results from such future evaluations could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management and a report by our independent registered public accounting firm on our internal control over financial reporting in our Annual Reports on Form 10-K as to whether we have any material weaknesses in our internal controls over financial reporting. Depending on their nature and severity, any future material weaknesses could result in our having to restate financial statements, could make it difficult or impossible for us to obtain an audit of our annual financial statements or could result in a qualification of any such audit. In such events, we could experience a number of adverse consequences, including our inability to comply with applicable reporting and listing requirements, a loss of market confidence in our publicly available information, delisting from the Nasdaq Global Market, an inability to complete a financing, loss of other financing sources such as our line of credit, and litigation based on the events themselves or their consequences.

U.S. export controls could hinder our ability to make sales to foreign customers and our future prospects. The U.S. government regulates the export of HPC systems such as our products. Occasionally we have experienced delays for up to several months in receiving appropriate approvals necessary for certain sales, which have delayed the shipment of our products. Delay or denial in the granting of any required licenses could make it more difficult to make sales to foreign customers, eliminating an important source of potential revenue.

We may not be able to protect our proprietary information and rights adequately. We rely on a combination of patent, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish, protect and enforce our proprietary information and rights. We have a number of patents and have additional applications pending. There can be no assurance, however, that patents will be issued from the pending applications or that any issued patents will protect adequately those aspects of our technology to which such patents will relate. Despite our efforts to safeguard and maintain our proprietary rights, we cannot be certain that we will succeed in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. The laws of some countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Additionally, under certain conditions, the U.S. government might obtain non-exclusive rights to certain of our intellectual property. Although we continue to implement protective measures and intend to defend our proprietary rights vigorously, these efforts may not be successful.

A substantial number of our shares are eligible for future sale and may depress the market price of our common stock and may hinder our ability to obtain additional financing. As of December 31, 2008, we had outstanding:

- 33,506,573 shares of common stock;
- 1,284,852 shares of common stock issuable upon exercise of warrants;
- 3,755,894 shares of common stock issuable upon exercise of options, of which options to purchase 2,549,394 shares of common stock were then exercisable; and

- Notes convertible into an aggregate of 1,436,260 shares of common stock at a current conversion price of approximately $19.31 per share, subject to adjustment, or, under certain circumstances specified in the indenture governing the Notes, a maximum of 1,974,857 shares of common stock.

Almost all of our outstanding shares of common stock may be sold without substantial restrictions, with certain exceptions including, as of December 31, 2008, an aggregate of 623,874 shares and restricted stock units held by Board members, executive officers and key managers that may be forfeited and are restricted against transfer until vested.

Almost all of the shares of common stock that may be issued on exercise of the warrants and options will be available for sale in the public market when issued, subject in some cases to volume and other limitations. The warrants outstanding at December 31, 2008, consisted of warrants to purchase 1,284,852 shares of common stock, with an exercise price of $10.12 per share, expiring on June 21, 2009. The Notes are not now convertible, and only become convertible upon the occurrence of certain events specified in the indenture governing the Notes. Sales in the public market of substantial amounts of our common stock, including sales of common stock issuable upon the exercise or conversion of warrants, options and Notes, may depress prevailing market prices for the common stock. Even the perception that sales could occur may impact market prices adversely. The existence of outstanding warrants, options and Notes may prove to be a hindrance to our future financings. Further, the holders of warrants, options and Notes may exercise or convert them for shares of common stock at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. Such factors could impair our ability to meet our capital needs. We also have authorized 5,000,000 shares of undesignated preferred stock, although no shares of preferred stock currently are outstanding.

Provisions of our Restated Articles of Incorporation and Bylaws could make a proposed acquisition that is not approved by our Board of Directors more difficult. Provisions of our Restated Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire us. These provisions could limit the price that investors might be willing to pay in the future for our common stock. For example, our Restated Articles of Incorporation and Bylaws provide for:

- removal of a director only in limited circumstances and only upon the affirmative vote of not less than two-thirds of the shares entitled to vote to elect directors;
- the ability of our board of directors to issue up to 5,000,000 shares of preferred stock, without shareholder approval, with rights senior to those of the common stock;
- no cumulative voting of shares;
- the right of shareholders to call a special meeting of the shareholders only upon demand by the holders of not less than 30% of the shares entitled to vote at such a meeting;
- the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote on an amendment, unless the amendment was approved by a majority of our continuing directors, who are defined as directors who have either served as a director since August 31, 1995, or were nominated to be a director by the continuing directors;
- special voting requirements for mergers and other business combinations, unless the proposed transaction was approved by a majority of continuing directors;
- special procedures to bring matters before our shareholders at our annual shareholders' meeting; and
- special procedures to nominate members for election to our board of directors.

These provisions could delay, defer or prevent a merger, consolidation, takeover or other business transaction between us and a third party that is not approved by our Board of Directors.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal properties as of March 1, 2009, were as follows:

Location of Property	Uses of Facility	Approximate Square Footage
Chippewa Falls, WI	Manufacturing, hardware development, central service and warehouse	227,800
Seattle, WA	Executive offices, hardware and software development, sales and marketing	54,000
Mendota Heights, MN	Software development, sales and marketing	55,300

We own 179,200 square feet of manufacturing, development, service and warehouse space in Chippewa Falls, Wisconsin, and lease the remaining space described above.

We also lease a total of 7,200 square feet of office space, primarily for hardware development, in Austin, Texas. We also lease a total of approximately 6,700 square feet, primarily for sales and service offices, in various domestic locations. In addition, various foreign sales and service subsidiaries have leased an aggregate of approximately 13,500 square feet of office space. Our Mendota Heights, Minnesota, lease expires on September 30, 2009. We are exploring our leasing opportunities in the Minneapolis-St. Paul area, including remaining in our current facility. We believe our facilities are adequate to meet our needs at least through 2009.

Item 3. *Legal Proceedings*

We have no material pending litigation.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our shareholders during the fourth quarter of 2008.

Item E.O. *Executive Officers of the Company*

Our executive officers, as of March 1, 2009, were as follows:

Name	Age	Position
Peter J. Ungaro	40	Chief Executive Officer and President
Brian C. Henry	52	Executive Vice President and Chief Financial Officer
Kenneth W. Johnson	66	Senior Vice President, General Counsel and Corporate Secretary
Wayne J. Kugel	40	Senior Vice President
Ian W. Miller	51	Senior Vice President
Charles A. Morreale	47	Vice President
Steven L. Scott	42	Senior Vice President and Chief Technology Officer
Margaret A. Williams	50	Senior Vice President

Our executive officers are elected annually by the Board of Directors and serve at the Board's discretion. There are no family relationships among any of our directors, nominees for directors or executive officers.

Peter J. Ungaro has served as Chief Executive Officer and as a member of our Board of Directors since August 2005 and as President since March 2005; he previously served as Senior Vice President responsible for sales, marketing and services from September 2004 and before then served as Vice President responsible for sales and marketing when he joined us in August 2003. Prior to joining us, he served as Vice President, Worldwide Deep Computing Sales for IBM since April 2003. Prior to that assignment, he was IBM's vice president, worldwide HPC sales, a position he held since February 1999. He also held a variety of other sales leadership positions since joining IBM in 1991. Mr. Ungaro received a B.A. from Washington State University.

Brian C. Henry has served as Executive Vice President and Chief Financial Officer since joining us in May 2005. Mr. Henry previously served as Executive Vice President and Chief Financial Officer of Onyx Software Corporation, a full suite customer relationship management company, which he joined in 2001. He previously served from 1999 to 2001 as Executive Vice President and Chief Financial Officer of Lante Corporation, a public internet consulting company focused on e-markets and collaborative business models. From 1998 to 1999 he was Chief Operating Officer, Information Management Group, of Convergys Corporation, which he helped spin-off from Cincinnati Bell Inc., a diversified service company where he served as Executive Vice President and Chief Financial Officer from 1993 to 1998. From 1983 to 1993 he was with Mentor Graphics Corporation in key financial management roles, serving as Chief Financial Officer from 1986 to 1993. Mr. Henry received a B.S. from Portland State University and an M.B.A. from Harvard University where he was a Baker Scholar.

Kenneth W. Johnson serves as Senior Vice President, General Counsel and Corporate Secretary. He has held the position of General Counsel and Corporate Secretary since joining us in 1997. From 1997 to December 2001 he also served as Vice President Finance and Chief Financial Officer and he again served as Chief Financial Officer from November 2004 to May 2005. Prior to joining us, Mr. Johnson practiced law in Seattle for 20 years with Stoel Rives LLP and predecessor firms, where his practice emphasized corporate finance. Mr. Johnson received an A.B. from Stanford University and a J.D. from Columbia University Law School.

Wayne J. Kugel serves as Senior Vice President responsible for operations, customer service, enterprise risk management and product life cycle management. He joined us in 2001, and through 2005 he served as program director for the Red Storm supercomputer program and its commercial successor, the Cray XT3 system. He was named as Vice President responsible for operations in 2005 and promoted to Senior Vice President in early 2009. From 1995 through 2001, Mr. Kugel held various positions for IBM Business Intelligence, including serving as the leader of the worldwide Enterprise Customer Analytics group. From 1991 through 1995, he held a variety of information technology development and leadership roles for Carlson Marketing Group. Mr. Kugel received a B.A. from the University of Wisconsin, Eau Claire.

Ian W. Miller serves as Senior Vice President responsible for worldwide marketing and Cray CX1 system sales. From February 2008 to January 2009, he headed our worldwide sales and marketing organizations. Prior to joining us, he served as Vice President of Sales for PolyServe Software, a unit of Hewlett-Packard, from May 2007, and for the five previous years as Vice President of World-Wide Sales for PolyServe Inc. PolyServe provides software that unifies many servers and storage devices to form a modular utility that acts and can be managed as a single entity. Prior to joining PolyServe in 2002, Mr. Miller spent three years as Vice President-Sales at IBM responsible for its high-end xSeries servers and the two previous years as Vice President Asia Pacific and then as Vice President, Global Marketing for Sequent Computer, before and after IBM's acquisition of Sequent. From 1995 to 1997, he served as Senior Vice President-Asia Pacific for Software AG, and from 1978 through 1995 he held various sales and marketing positions in the United Kingdom and Asia for Unisys Corporation. Mr. Miller received a Bsc. in Economics from London University.

Charles A. Morreale serves as Vice President responsible for Custom Engineering. He most recently served as our Vice President responsible for our central and field service and benchmarking organizations from April 2005 through January 2009. From March 2004, when he first joined us, until April 2005, he served as director of worldwide sales support. From 2001 to 2004, he was with IBM as an HPC Sales Executive responsible for worldwide HPC sales activities in the Life Sciences segment. From 1984 to 2001, he held a variety of positions at Cray Research, Inc. and Silicon Graphics, Inc., starting as a programmer analyst and ending as the northeast territory sales account manager. He received a B.A. from The College of New Jersey.

Steven L. Scott has served as Senior Vice President since September 2005. He originally served as an employee, having joined Cray Research in 1992, through mid-July 2005, and rejoined us in September 2005. He was named as Chief Technology Officer in October 2004 and then again in September 2005. He is responsible for designing the integrated infrastructure that will drive our next generation of supercomputers. Prior to his appointment as Chief Technology Officer, Dr. Scott held a variety of technology leadership positions. He was formerly the chief architect of the Cray X1 system and was instrumental in the design of the Red Storm supercomputer system. Dr. Scott holds 20 U.S. patents in the areas of interconnection networks, cache coherence, synchronization mechanisms, and scalable parallel architectures. Dr. Scott has served on numerous program committees and as an associate editor for the IEEE Transactions on Parallel and Distributed Systems, and is a noted expert in HPC architecture and interconnection networks. In 2005 he was the recipient of both the Seymour Cray Computing Award from the IEEE Computer Society and the Maurice Wilkes Award from the Association of Computing Machinery. He received a B.S. in electrical and computing engineering, M.S. in computer science and Ph.D. in computer architecture, all from the University of Wisconsin where he was a Wisconsin Alumni Research Foundation and Hertz Foundation Fellow.

Margaret A. "Peg" Williams is Senior Vice President responsible for our software and hardware research and development efforts, including our current and future products and projects. Dr. Williams joined us in May 2005. From 1997 through 2005, she held various positions with IBM, including Vice President of Database Technology and Director and then Vice President of HPC Software and AIX Development. She also led the user support team at the Maui High Performance Computing Center from 1993 through 1996. From 1987 through 1993, Dr. Williams held various positions in high performance computing software development at IBM. Dr. Williams holds a B.S. from Ursinus College and an M.S. in mathematics and a Ph.D. in applied mathematics from Lehigh University.

PART II

Item 5. ***Market for the Company's Common Equity, Related Shareholder Matters and Issuer Repurchases of Equity Securities***

Price Range of Common Stock and Dividend Policy

Our common stock is traded on the Nasdaq Global Market under the symbol CRAY. On March 2, 2009, we had 34,052,839 shares of common stock outstanding that were held by 546 holders of record.

The quarterly high and low sales prices of our common stock for the periods indicated are as follows:

	High	Low
Year Ended December 31, 2007:		
First Quarter	$14.40	$11.32
Second Quarter	$14.33	$ 6.50
Third Quarter	$ 8.30	$ 6.02
Fourth Quarter	$ 7.38	$ 5.52
Year Ended December 31, 2008:		
First Quarter	$ 6.05	$ 4.46
Second Quarter	$ 6.99	$ 4.56
Third Quarter	$ 6.50	$ 4.30
Fourth Quarter	$ 5.49	$ 1.15

We have not paid cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information

The following table provides information as of December 31, 2008, with respect to compensation plans under which shares of our common stock are authorized for issuance, including plans previously approved by our shareholders and plans not previously approved by our shareholders.

Plan Category	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares of Common Stock Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in 1st column)
Equity compensation plans approved by shareholders (1)	3,024,284	$12.96	1,539,040
Equity compensation plans not approved by shareholders (2)	731,610	$ 9.57	48,326
Total	3,755,894	$12.30	1,587,366

(1) The shareholders approved our 1995, 1999 and 2003 stock option plans, our 2004 long-term equity compensation plan, our 2006 long-term equity compensation plan and our 2001 employee stock purchase plan; the 1995 and 1999 stock option plans have terminated and no more options may be granted under those plans. Pursuant to these stock option plans, incentive options may be granted to employees (including officers) and nonqualified options may be granted to employees, officers, directors, agents and consultants with exercise prices at least equal to the fair market value of the underlying common stock at the time of grant. While the Board may grant options with varying vesting periods under these plans, most options granted to employees vest over four years, with 25% of the options vesting after one year and the remaining options vesting monthly over the next three years, and most option grants to non-employee directors vesting monthly over the twelve months after grant. Under the 2004 and 2006 long-term equity compensation plans, the Board may grant restricted and performance stock grants in addition to incentive and nonqualified stock options. As of

December 31, 2008, under the option and equity compensation plans approved by shareholders under which we may grant stock options, an aggregate of 1,539,040 shares remained available for grant as options and, under the option and equity compensation plans approved by shareholders under which we may grant restricted and bonus awards, an aggregate of 1,221,364 shares were available for such awards.

Under the 2001 employee stock purchase plan, all employees are eligible to participate and purchase shares of our common stock at a purchase price equal to 95% of the fair market value of our common stock on the fourth business day after the end of each offering period. The 2001 employee stock purchase plan covers a total of 1,000,000 shares; at December 31, 2008, we had issued a total of 703,478 shares under the 2001 plan and had a total of 296,522 shares available for future issuance. The first two columns do not include the shares to be issued under the 2001 employee stock purchase plan for the offering period that began on December 16, 2008 and will end on March 15, 2009, as neither the number of shares to be issued in that offering period nor the offering price is now determinable.

(2) The shareholders did not approve the 2000 non-executive employee stock option plan. Under the 2000 non-executive employee stock option plan approved by the Board of Directors on March 30, 2000, an aggregate of 1,500,000 shares pursuant to non-qualified options could be issued to employees, agents and consultants but not to officers or directors. Otherwise, the 2000 non-executive employee stock option plan is similar to the stock option plans described in footnote (1) above. At December 31, 2008, under the 2000 non-executive employee stock plan we had options for 698,649 shares outstanding and options for 48,326 shares available for future grant.

On April 1, 2004, in connection with the acquisition of OctigaBay, subsequently renamed Cray Canada Inc., we assumed that company's key employee stock option plan, including existing options. Options could be granted to Cray Canada employees, directors and consultants. Otherwise the Cray Canada key employee stock option plan is similar to the stock option plans described in footnote (1) above. On March 8, 2006, the Cray Canada plan was terminated, which ended future grants but did not affect then outstanding options. Under the Cray Canada key employee stock option plan, we had 32,961 options outstanding as of December 31, 2008.

From time to time we have issued warrants as compensation to consultants and others for services without shareholder approval. As of December 31, 2008, we had no such warrants outstanding.

Unregistered Sales of Securities

We had no unregistered sales of our securities in 2008 not previously reported.

Issuer Repurchases

We did not repurchase any of our common stock in the fourth quarter of 2008.

STOCK PERFORMANCE GRAPH

The graph below compares the cumulative total return to shareholders for our common stock with the comparable return of the Nasdaq Stock Market (U.S. companies) Index and the Nasdaq Computer Manufacturer Stocks Index.

The graph assumes that a shareholder invested $100 in our common stock on December 31, 2003, and that all dividends were reinvested. We have never paid cash dividends on our common stock. All return information is historical and is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG OUR COMMON STOCK, THE NASDAQ STOCK MARKET (U.S. COMPANIES) INDEX AND THE NASDAQ COMPUTER MANUFACTURER STOCKS INDEX THROUGH DECEMBER 31, 2008


DOLLARS
250
200
150
100
50
0
Cray Inc.
Nasdaq Stock Market (U.S.)
Nasdaq Computer Manufacturer Stocks
2003
2004
2005
2006
2007
2008

	12/31/03	12/31/04	12/30/05	12/29/06	12/31/07	12/31/08
Cray Inc.	100.0	46.9	13.4	29.9	15.1	5.2
Nasdaq Stock Market (U.S.)	100.0	108.8	111.2	122.1	132.4	63.8
Nasdaq Computer Manufacturer Stocks	100.0	130.3	133.3	136.1	199.2	83.7

Form 10-K

Item 6. *Selected Financial Data*

The following table presents selected historical consolidated financial data for Cray Inc. and its subsidiaries, which is derived from our audited consolidated financial statements:

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except for per share data)				
Operating Data:					
Product revenue	$218,970	$133,455	$162,795	$152,098	$ 95,901
Service revenue	63,883	52,698	58,222	48,953	49,948
Total revenue	282,853	186,153	221,017	201,051	145,849
Cost of product revenue	133,715	89,475	124,728	139,518	104,196
Cost of service revenue	38,062	31,247	32,466	29,032	30,338
Total cost of revenue	171,777	120,722	157,194	168,550	134,534
Gross profit	111,076	65,431	63,823	32,501	11,315
Research and development, net	51,775	37,883	29,042	41,711	53,266
Sales and marketing	24,988	22,137	21,977	25,808	34,948
General and administrative	16,742	14,956	18,785	16,145	19,451
Restructuring, severance and impairment	54,450	(48)	1,251	9,750	8,182
In-process research and development charge	—	—	—	—	43,400
Operating expenses	147,955	74,928	71,055	93,414	159,247
Loss from operations	(36,879)	(9,497)	(7,232)	(60,913)	(147,932)
Other income (expense), net	5,133	1,112	(2,141)	(1,421)	(699)
Interest income (expense), net	787	3,840	(2,095)	(3,462)	365
Loss before income taxes	(30,959)	(4,545)	(11,468)	(65,796)	(148,266)
(Provision) benefit for income taxes	(387)	(1,174)	(602)	1,488	(59,092)
Net loss	$(31,346)	$ (5,719)	$(12,070)	$(64,308)	$(207,358)
Net loss per common share:					
Basic	$ (0.96)	$ (0.18)	$ (0.53)	$ (2.91)	$ (9.95)
Diluted	$ (0.96)	$ (0.18)	$ (0.53)	$ (2.91)	$ (9.95)
Weighted average outstanding shares:					
Basic	32,573	31,892	22,849	22,125	20,847
Diluted	32,573	31,892	22,849	22,125	20,847
Cash Flow Data:					
Cash provided by (used in):					
Operating activities	$(45,507)	$ 38,650	$ 12,608	$(36,705)	$ (52,656)
Investing activities	46,207	(35,426)	(27,372)	41,731	(29,908)
Financing activities	(47,196)	1,695	83,909	(137)	84,153
Depreciation and amortization	10,232	13,359	16,181	19,578	17,179
Purchases of property and equipment	4,430	2,768	2,611	3,982	12,518

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except for per share data)				
Balance Sheet Data:					
Cash, cash equivalents, restricted cash and short-term investments	$ 80,414	$179,121	$140,328	$ 46,026	$ 87,422
Working capital	112,163	150,839	136,324	52,204	93,616
Total assets	313,891	355,902	337,503	273,005	310,504
Obligations under capital leases	—	—	31	154	823
Convertible notes payable, current	27,727	—	—	—	—
Convertible notes payable, non-current	—	80,000	80,000	80,000	80,000
Shareholders' equity	118,189	148,202	141,374	65,947	121,965

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

The information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, and is subject to the safe harbor created by those Sections. Factors that could cause results to differ materially from those projected in the forward-looking statements are set forth in this section and earlier in this report under Item 1A. "Risk Factors," beginning on page 13. The following discussion should also be read in conjunction with the Consolidated Financial Statements and accompanying Notes thereto.

Overview and Executive Summary

We design, develop, manufacture, market and service high performance computing ("HPC") systems, commonly known as supercomputers. Our supercomputer systems provide capability, capacity and sustained performance far beyond typical server-based computer systems and address challenging scientific and engineering computing problems. Over the past three years, we have expanded our worldwide customer base, refined our product roadmap, increased our total addressable market, established a lower operating cost model and sharpened our focus on execution to meet customer expectations and improve our financial operating results.

We believe we are well-positioned to meet the demanding needs of the high-end of the HPC market by providing superior supercomputer systems with performance and cost advantages when sustained performance on challenging applications and total cost of ownership are taken into account. We differentiate ourselves from our competitors primarily by concentrating our research and development efforts on the processing, interconnect and system capabilities that enable our supercomputers to scale — that is, to continue to increase performance as they grow in size. In addition, we have demonstrated expertise in several processor technologies. Purpose-built for the supercomputer market, our systems balance highly capable processors, highly scalable system software and very high speed interconnect and communications capabilities.

Our plans for 2009 and beyond are based on gaining market share in the supercomputer market segment, extending our technology leadership, maintaining our focus on execution and profitability and continuing to expand our total addressable market through broadening our engineering services offerings, including our Custom Engineering projects, and selling our new Cray CX1 system, our first system based on Intel processors, and our new Cray XT5m system.

Summary of 2008 Results

Revenue increased by $96.7 million, or 52%, in 2008 compared to 2007, with an $85.5 million increase in product revenue and an $11.2 million increase in service revenue. The increase in product revenue was principally due to increased Cray XT5 system sales, including approximately $100 million from the acceptance of a petaflops system at Oak Ridge National Laboratory, with the increase in service revenue primarily due to increased engineering services revenue.

Loss from operations increased in 2008 to a loss of $36.9 million compared to a loss from operations of $9.5 million in 2007 due to a goodwill impairment charge of $54.5 million and an $18.5 million increase in core operating expenses, offsetting a $45.6 million increase in gross profit.

Net cash used in operations was $45.5 million principally due to increased working capital levels. Net cash provided by operations in 2007 was $38.7 million. Net cash (defined as cash and short-term investment balances, including restricted cash balances, less our convertible Notes) decreased by $46.4 million during 2008.

Market Overview and Challenges

In recent years the most significant trends in the HPC industry have been:

- The commoditization of HPC hardware, particularly processors and interconnect systems,
- The growing commoditization of software, including plentiful building blocks and more capable open source software,
- Electrical power requirements becoming a design constraint and driver in total cost of ownership determinations,
- Increased micro-architectural diversity, including many-core processors with vector extensions and growing experimentation with accelerators, as the rate of per-core performance has decreased, and
- Data needs growing faster than computational needs.

These trends have resulted in the expansion and acceptance of lower-bandwidth cluster systems using processors manufactured by Intel, AMD and others with commercially available commodity networking and other components throughout the HPC market, especially in capacity, or throughput, computing situations. These systems may offer higher theoretical peak performance for equivalent cost, and "price/peak performance" is often the dominant factor in HPC procurements outside of the high-end supercomputer market segment. Vendors of such systems often put pricing pressure on us in competitive procurements, even at times in larger procurements where "time to solution" is of significant importance.

In the markets for larger systems costing well over $1 million, the use of commodity processors and networking components is resulting in increasing data transfer bottlenecks as these components do not balance processor power with network communication capability. With the arrival of increasing processor core counts due to quad-core and soon many-core processors, these unbalanced systems will typically have even lower productivity, especially in larger systems running more complex applications. Vendors have also begun to augment standard microprocessors with other processor types in order to increase computational power, further complicating programming models. In addition, with increasing scale, bandwidth and processor core counts, large computer systems use progressively higher amounts of power to operate and require special cooling capabilities.

We believe we are well-positioned to meet the market's demanding needs, as we concentrate our research and development efforts on the processing, interconnect, system software and packaging capabilities that enable our supercomputers to perform at scale — that is, to continue to increase actual performance as systems grow ever larger in size. We have demonstrated expertise in several processor technologies — massively parallel processing, multithreading, vector processing and co-processing with field programmable gate arrays. Further, we offer unique capabilities in high-speed, high bandwidth interconnect design, compiler technology, system software and packaging capabilities. Our experience and capabilities across each of these fronts are becoming ever more important, especially in larger procurements. We expect to be in a comparatively advantageous position as larger many-core processors become available and as multiple processing technologies become integrated into single systems. In addition, we intend to expand our addressable market by leveraging our technologies and customer base, the Cray brand and industry trends by introducing complementary products and services to new and existing customers, as demonstrated by our emphasis on Custom Engineering projects and the introduction of our new Cray CX1 and Cray XT5m systems.

Key Performance Indicators

Our management monitors and analyzes several key performance indicators in order to manage our business and evaluate our financial and operating performance, including:

Revenue. Product revenue generally constitutes the major portion of our revenue in any reporting period and, for the reasons discussed elsewhere in this Annual Report on Form 10-K, is subject to significant variability from period to period. In the short term, we closely review the status of product shipments, installations and acceptances in order to forecast revenue and cash receipts; longer-term, we monitor the status of the pipeline of product sales opportunities and product development cycles. Revenue growth is the best indicator of whether we are achieving our objective of increased market share in the markets we address. The introduction of the Cray XT family and our longer-term product roadmap, including our collaboration with Intel, are efforts to increase product revenue. Product revenue increased significantly in 2008 compared to 2007 due in part to our launch of the Cray XT5 system, especially the acceptance of a Cray XT5 petaflops supercomputer at Oak Ridge National Laboratory. We also plan to increase our engineering services offerings, which include our Custom Engineering team, and market new products, such as the Cray CX1 and Cray XT5m systems, to increase revenue. Maintenance service revenue is more constant in the short term and assists, in part, to offset the impact that the variability in product revenue has on total revenue.

Gross profit. Our total gross profit and our product gross profit for 2008 were each 39%, reflecting increases from the respective 2007 levels of 35% and 33%. Total gross profit for 2008 was favorably impacted by product mix and a nonrecurring engineering services project that concluded in the first quarter of 2008. We need to focus on maintaining and improving our product gross profit over the long term, which we believe is best achieved through product differentiation, although we expect product gross profit to decline in 2009 principally due to a low gross profit $41 million system sale.

Operating expenses. Our operating expenses are driven largely by headcount, the level of recognized co-funding for research and development and contracted third-party research and development services. As part of our ongoing efforts to control operating expenses, we monitor headcount levels in specific geographic and operational areas. Our November 2006 DARPA Phase III award is in line with our long-term development path. This award, however, likely will result in increases in gross and net research and development expenditures by us in future periods due to the size of the overall program and the cost-sharing requirement on our part. Operating expenses for 2008, excluding the $54.5 million goodwill impairment charge, were approximately $18.5 million greater than 2007, driven largely by higher net research and development expenses and significantly higher variable pay and commission expense.

Liquidity and cash flows. Due to the variability in product revenue, our cash position also varies from quarter to quarter and within a quarter. We closely monitor our expected cash levels, particularly in light of increased inventory purchases for large system installations and the risk of delays in product shipments and acceptances and, longer-term, in product development. Sustained profitability over annual periods is our primary objective, which should improve our cash position and shareholder value.

Critical Accounting Policies and Estimates

This discussion as well as disclosures included elsewhere in this Annual Report on Form 10-K are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingencies. In preparing our financial statements in accordance with U.S. GAAP, there are certain accounting policies that are particularly important. These include revenue recognition, inventory valuation, goodwill and intangible assets, income taxes, research and development expenses and share-based compensation. We believe these accounting policies and others set forth in *Note 2 — Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements should be reviewed as they are integral to understanding our results of operations and financial condition. In some cases, these policies represent required accounting. In other cases, they may represent a choice between acceptable accounting methods or may require substantial judgment or estimation.

Additionally, we consider certain judgments and estimates to be significant, including those relating to the fair value determination used in revenue recognition, percentage of completion accounting, estimates of proportional performance on co-funded engineering contracts and prepaid engineering services, determination of inventory at the lower of cost or market, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for long-lived assets, determination of the fair value of stock options and other assessments of fair value, calculation of deferred income tax assets, potential income tax assessments and other contingencies. We base our estimates on historical experience, current conditions and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates and assumptions.

Our management has discussed the selection of significant accounting policies and the effect of judgments and estimates with the Audit Committee of our Board of Directors.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, the product has been shipped or the services have been provided to our customer, the sales price is fixed or determinable, no significant unfulfilled obligations exist and collectability is reasonably assured. We record revenue in our Consolidated Statements of Operations net of any sales, use, value added or certain excise taxes imposed by governmental authorities on specific sales transactions. In addition to the aforementioned general policy, the following are our statements of policy with regard to multiple-element arrangements and specific revenue recognition policies for each major category of revenue.

Multiple-Element Arrangements. We commonly enter into transactions that include multiple-element arrangements, which may include any combination of hardware, maintenance and other services. In accordance with Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, when some elements are delivered prior to others in an arrangement and all of the following criteria are met, revenue for the delivered element is recognized upon delivery and acceptance of such item:

- The element could be sold separately;
- The fair value of the undelivered element is established; and
- In cases with any general right of return, our performance with respect to any undelivered element is within our control and probable.

If all of the criteria are not met, revenue is deferred until delivery of the last element as the elements would not be considered a separate unit of accounting and revenue would be recognized as described below under our product or service revenue recognition policies. We consider the maintenance period to commence upon acceptance of the product, which may include a warranty period and accordingly allocate a portion of the sales price as a separate deliverable which is recognized as service revenue over the entire service period.

Products. We recognize revenue from sales of our products other than the Cray CX1 system upon customer acceptance of the system, when we have no significant unfulfilled obligations stipulated by the contract that affect the customer's final acceptance, the price is fixed or determinable and collection is reasonably assured. A customer-signed notice of acceptance or similar document is typically required from the customer prior to revenue recognition. Revenue from sales of our Cray CX1 product is generally recognized upon shipment when title and risk of loss transfers to the customer.

Project Revenue. Revenue from contracts that require us to design, develop, manufacture or modify complex HPC systems to a customer's specifications is recognized using the percentage of completion method for long-term development projects under American Institute of Certified Public Accountants ("AICPA") Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Percentage of completion is measured based on the ratio of costs incurred to date compared to the total estimated costs. Total estimated costs are based on several factors, including estimated labor hours to complete certain tasks and the estimated cost of purchased components or services. Estimates may need to be adjusted from quarter to quarter, which would impact revenue and gross profit on a cumulative basis. To the extent the estimate of total costs to complete the contract indicates a loss, such amount is recognized in full in the period that the determination is made.

Services. Maintenance services are provided under separate maintenance contracts with our customers. These contracts generally provide for maintenance services for one year, although some are for multi-year periods, often with prepayments for the term of the contract. We consider the maintenance period to commence upon acceptance of the product, which may include a warranty period. We allocate a portion of the sales price to maintenance service revenue based on estimates of fair value. Maintenance revenue is recognized ratably over the term of the maintenance contract. Maintenance contracts that are paid in advance are recorded as deferred revenue. We consider fiscal funding clauses as contingencies for the recognition of revenue until the funding is virtually assured. Revenue from engineering services is recognized as services are performed.

Inventory Valuation

We record our inventory at the lower of cost or market. We regularly evaluate the technological usefulness and anticipated future demand of our inventory components. Due to rapid changes in technology and the increasing demands of our customers, we are continually developing new products. Additionally, during periods of product or inventory component upgrades or transitions, we may acquire significant quantities of inventory to support estimated current and future production and service requirements. As a result, it is possible that older inventory items we have purchased may become obsolete, be sold below cost or be deemed in excess of quantities required for production or service requirements. When we determine it is not likely we will recover the cost of inventory items through future sales, we write down the related inventory to our estimate of its market value.

Because the products we sell have high average sales prices and because a high number of our prospective customers receive funding from U.S. or foreign governments, it is difficult to estimate future sales of our products and the timing of such sales. It also is difficult to determine whether the cost of our inventories will ultimately be recovered through future sales. While we believe our inventory is stated at the lower of cost or market and that our estimates and assumptions to determine any adjustments to the cost of our inventories are reasonable, our estimates may prove to be inaccurate. We have sold inventory previously reduced in part or in whole to zero, and we may have future sales of previously written-down inventory. We also may have additional expense to write down inventory to its estimated market value. Adjustments to these estimates in the future may materially impact our operating results.

Goodwill and Other Intangible Assets

During the fourth quarter of 2008, we determined that our goodwill as of November 30, 2008, was fully impaired. As a consequence, we have no recorded goodwill on our consolidated balance sheet as of December 31, 2008.

Accounting for Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and operating loss and tax credit carryforwards and are measured using the enacted tax rates and laws that will be in effect when the differences and carryforwards are expected to be recovered or settled. In accordance with Statement of Financial Accounting Standards ("FAS") No. 109, *Accounting for Income Taxes* ("FAS 109"), a valuation allowance for deferred tax assets is provided when we estimate that it is more likely than not that all or a portion of the deferred tax assets may not be realized through future operations. This assessment is based upon consideration of available positive and negative evidence, which includes, among other things, our most recent results of operations and expected future profitability. We consider our actual historical results to have stronger weight than other more subjective indicators when considering whether to establish or reduce a valuation allowance on deferred tax assets.

As of December 31, 2008, we had approximately $135.8 million of deferred tax assets, against which we provided a $133.6 million valuation allowance. Our net deferred tax assets of $1.2 million were generated in foreign jurisdictions where we believe it is more likely than not that we will realize these assets through future operations.

Research and Development Expenses

Research and development costs include costs incurred in the development and production of our hardware and software, costs incurred to enhance and support existing product features and expenses related to future product development. Research and development costs are expensed as incurred, and may be offset by co-funding from the U.S. government. We may also enter into arrangements whereby we make advance, non-refundable payments to a vendor to perform certain research and development services. These payments are deferred and recognized over the vendor's estimated performance period.

Amounts to be received under co-funding arrangements with the U.S. government are based on either contractual milestones or costs incurred. These co-funding milestone payments are recognized in operations as performance is estimated to be completed and are measured as milestone achievements occur or as costs are incurred. These estimates are reviewed on a periodic basis and are subject to change, including in the near term. If an estimate is changed, net research and development expense could be impacted significantly.

We do not record a receivable from the U.S. government prior to completing the requirements necessary to bill for a milestone or cost reimbursement. Funding from the U.S. government is subject to certain budget restrictions and milestones may be subject to completion risk, and as such, there may be periods in which research and development costs are expensed as incurred for which no reimbursement is recorded, as milestones have not been completed or the U.S. government has not funded an agreement.

We classify amounts to be received from funded research and development projects as either revenue or a reduction to research and development expense, based on the specific facts and circumstances of the contractual arrangement, considering total costs expected to be incurred compared to total expected funding and the nature of the research and development contractual arrangement. In the event that a particular arrangement is determined to represent revenue, the corresponding research and development costs are classified as cost of revenue.

Share-Based Compensation

We account for share-based compensation in accordance with the provisions of FAS No. 123(R), *Share-Based Payment* ("FAS 123R"). Estimates of fair value of stock options are based upon the Black-Scholes option pricing model. We utilize assumptions related to stock price volatility, stock option term and forfeiture rates that are based upon both historical factors as well as management's judgment.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* ("FAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement was adopted during the first quarter of 2008 and did not have any effect on our financial position or operating results.

Effective January 1, 2008, we implemented FAS No. 157, *Fair Value Measurement* ("FAS 157"), for our financial assets and liabilities that are remeasured and reported at fair value at each reporting period, and non-financial assets and liabilities that are remeasured and reported at fair value at least annually. In accordance with the provisions of FASB Staff Position ("FSP") FAS 157-2, *Effective Date of FASB Statement No. 157*, we elected to defer implementation of FAS 157 as it relates to our non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. We do not expect the adoption of FAS 157 as it relates to our non-financial assets and non-financial liabilities to have a material impact on our consolidated financial position.

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133* ("FAS 161") which requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. We will adopt FAS 161 in 2009. Since FAS 161 requires only additional disclosures concerning derivative and hedging activities, adoption of FAS 161 will not affect our consolidated financial position or our results of operations.

In May 2008, the FASB issued Staff Position ("FSP") No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"), which states that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of Accounting Principles Board Opinion No. 14 and that issuers of such instruments should account separately for the liability and equity components of the instruments in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and must be applied retrospectively to all periods presented.

Upon adoption of FSP APB 14-1, on January 1, 2009, we will retrospectively apply the change in accounting principle to prior accounting periods as if the principle had always been used. The adoption of FSP APB 14-1 will result in an estimated increase to non-cash interest expense in 2009 of approximately $2.0 million (assuming the December 31, 2008 balance of the Notes remain outstanding until December 1, 2009). Upon retrospective application in 2009, the adoption will also result in an increase of non-cash interest expense of $4.8 million in 2008, principally for the accretion of the liability component of the Notes. Our $4.0 million non-operating gain on the repurchase of $52.3 million principal amount of our Notes in 2008 will be restated to a $500,000 non-operating loss. Adoption of FSP APB 14-1 will also result in the following balance sheet impacts at December 31, 2008; (1) a reduction of debt by approximately $2.0 million, (2) a decrease in deferred loan costs of $30,000, (3) an increase in additional paid-in capital by $24.7 million and (4) an increase in accumulated deficit of $22.7 million. We are continuing to analyze the tax impacts of adopting the new standard, but currently expect that adoption will not result in any significant change to our net deferred income tax asset.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset in a Market That Is Not Active*. The FSP was effective upon issuance, including periods for which financial statements have not been issued. The FSP clarified the application of FAS 157 in an inactive market and provided an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The adoption of FSP FAS 157-3 did not have a significant impact on our consolidated financial statements.

In December 2008, the FASB issued FSP 132(R)-1, *Employer's Disclosures about Postretirement Benefit Plan Assets*. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. The FSP provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other post-retirement plan. We do not expect the adoption of FSP 132(R)-1 to have a material impact on our consolidated financial statements.

Results of Operations

Revenue and Gross Profit

Our product and service revenue for the indicated years ended December 31 were (in thousands, except for percentages):

	Year Ended December 31,		
	2008	2007	2006
Product revenue	$218,970	$133,455	$162,795
Less: Cost of product revenue	133,715	89,475	124,728
Product gross profit	$ 85,255	$ 43,980	$ 38,067
Product gross profit percentage	39%	33%	23%
Service revenue	$ 63,883	$ 52,698	$ 58,222
Less: Cost of service revenue	38,062	31,247	32,466
Service gross profit	$ 25,821	$ 21,451	$ 25,756
Service gross profit percentage	40%	41%	44%
Total revenue	$282,853	$186,153	$221,017
Less: Total cost of revenue	171,777	120,722	157,194
Total gross profit	$111,076	$ 65,431	$ 63,823
Total gross profit percentage	39%	35%	29%

Product Revenue

Product revenue in 2008 increased $85.5 million, or 64%, over 2007 due to increased sales of our Cray XT5 system, which included approximately $100 million from the petaflops system at Oak Ridge National Laboratory, and Cray XT5h systems, offset in part by lower sales of Cray XT4 and Cray XT3 systems. Project revenue for 2008 was $7.2 million compared to $1.4 million in 2007 as we completed the final deliverables under the Red Storm development contract.

Product revenue in 2007 decreased $29.3 million, or 18%, over 2006 due to delays in component availability and product development that adversely affected our ability to deliver and recognize revenue from our quad-core Cray XT4, Cray XT5h and Cray XMT systems that had been anticipated at the beginning of the year. Additionally, as anticipated, project revenue decreased to $1.4 million in 2007 compared to project revenue of $21.4 million in 2006, largely due to the completion of the DARPA Phase II project in 2006.

While a wide range of potential results is possible, we expect that for 2009, product revenue will decrease by approximately $35 million to $40 million from 2008 levels, with less revenue from Cray XT5 systems offset in part by sales of Cray CX1 systems.

Service Revenue

Service revenue for 2008 increased $11.2 million, or 21%, from 2007, primarily due to a $10.3 million increase in custom engineering and other engineering services, including a $2.0 million nonrecurring project completed in the first quarter of 2008.

Service revenue for 2007 decreased $5.5 million, or 9%, over 2006, as a result of decreased maintenance revenue of approximately $3.3 million and lower revenue from engineering services of $2.2 million due to the end of a refurbishment contract in 2006.

For 2009, we expect increased service revenue, including more than $20 million from Custom Engineering services and an increase of about $3 million in maintenance services over 2008 levels.

Cost of Product Revenue and Product Gross Profit

Product gross profit percentage improved 6 percentage points in 2008 compared to 2007. This improvement in product gross profit was due to improved product mix offsetting a $300,000 higher charge for excess and obsolete inventory.

Product gross profit percentage improved 10 percentage points in 2007 compared to 2006. This improvement in product gross profit was due primarily to increased gross profit across all product lines, including $20 million lower Red Storm and DARPA Phase II low gross profit project revenue and $0.9 million lower charges for excess and obsolete inventory. This increase was partially offset by the settlement of certain contract penalties for deliveries that were delayed and/or did not meet contractual performance requirements.

The Red Storm and DARPA Phases I and II project costs, totaling $5.0 million, $2.0 million and $19.8 million in 2008, 2007 and 2006, respectively, are reflected on our consolidated financial statements as cost of product revenue and the related reimbursements are recorded in our consolidated financial statements as product revenue. Excluding these development projects, product gross profit in 2008, 2007 and 2006 would have been 39%, 34%, and 26%, respectively.

We expect product gross profit percentage to decrease by about 7 to 10 percentage points in 2009 compared to 2008 levels primarily due to the impact of a low gross profit $41 million contract.

Cost of Service Revenue and Service Gross Profit

Service gross profit percentage declined one percentage point in 2008 as compared to 2007 as the $11.2 million increase in service revenue was offset by an increase in cost of service revenue of $6.8 million due primarily to increased headcount and related expenses of $3.7 million primarily driven by the ramp-up of our Custom Engineering services and increased variable pay expense of $1.6 million.

Despite a decrease in cost of service revenue of $1.2 million in 2007 compared to 2006, service gross profit percentage declined three percentage points in 2007 compared to 2006 due to the decrease in maintenance revenue and the end of a high gross profit engineering services contract in 2006.

We expect 2009 service gross profit percentage to be at similar levels as in 2008 and 2007, with increased service revenue being offset proportionately by increased costs, primarily personnel and outside services related to additional Custom Engineering activity.

Operating Expenses

Research and Development

Research and development expenses for the indicated years ended December 31 were as follows (in thousands, except for percentages):

	December 31,		
	2008	2007	2006
Gross research and development expenses	$ 95,757	$ 90,090	$ 99,061
Less: Amounts included in cost of revenue	(378)	(793)	(17,012)
Less: Reimbursed research and development (excludes amounts in revenue)	(43,604)	(51,414)	(53,007)
Net research and development expenses	$ 51,775	$ 37,883	$ 29,042
Percentage of total revenue	18%	20%	13%

Gross research and development expenses in the table above reflect all research and development expenditures, including expenses related to our research and development activities on the Red Storm and DARPA Phases II and III projects. Research and development expenses on the Red Storm and DARPA Phase II projects are reflected in our Consolidated Statements of Operations as cost of product revenue, and government co-funding on our other projects, including the DARPA Phase III project, is recorded in our Consolidated Statements of Operations as reimbursed research and development. Research and development expenses include personnel expenses, depreciation, allocations for certain overhead expenses, software, prototype materials and outside contracted engineering expenses.

In 2008, gross research and development expenses increased $5.7 million from 2007 levels due to increased spending on the DARPA Phase III project, which was partially offset by decreased spending on our Cray $XT5_h$ system (formerly known as our BlackWidow project). Increases in variable pay expense of $5.3 million were a significant driver of the overall increase. Reimbursed research and development decreased in 2008 compared to 2007 as lower amounts recognized related to the Cray $XT5_h$ system were partially offset by increased DARPA Phase III recognized reimbursements. During the fourth quarter of 2008, we amended the DARPA Phase III agreement to incorporate Intel technologies into our development project and establish later delivery dates, new milestones and new payment dates and amounts. We are still required to spend $375 million on our DARPA Phase III project in order to receive $250 million of co-funding. As of December 31, 2008, we had received $87.5 million of the anticipated $250 million of DARPA co-funding.

In 2007, gross research and development expenses decreased from 2006 levels primarily due to decreases in expenses for our Cray $XT5_h$ systems and our Cray XT3, Cray XD1 and other scalar systems, offset in part by increased expenditures on our DARPA Phase III project. For 2007, net research and development expenses increased as compared to 2006 due principally to decreases in government reimbursement for our Cray $XT5_h$ system , DARPA Phase II and Cray XMT system, offset in part by increased co-funding for our DARPA Phase III project. The result was aggregate decreases in government reimbursements exceeding the decrease in gross research and development expenses.

For 2009, we expect gross research and development expenses to increase, primarily due to increased expenditures on our DARPA Phase III contract, including non-recurring engineering expenses, offsetting declines in variable pay compensation, while net research and development expenses are expected to decline slightly due to lower variable compensation and increased levels of recognized government co-funding. Stock-based compensation included in research and development expense may increase from 2008 levels due to our 2009 stock option repurchase tender offer.

Other Operating Expenses

Our sales and marketing, general and administrative and restructuring, severance and impairment charges for the indicated years ended December 31 were (in thousands, except for percentages):

	Year Ended December 31,		
	2008	2007	2006
Sales and marketing	$24,988	$22,137	$21,977
Percentage of total revenue	9%	12%	10%
General and administrative	$16,742	$14,956	$18,785
Percentage of total revenue	6%	8%	8%
Restructuring, severance and impairment	$54,450	$(48)	$1,251
Percentage of total revenue	19%	<1%	<1%

Sales and Marketing. The $2.9 million increase in sales and marketing expenses in 2008 compared to 2007 is due to principally to $1.4 million higher commission and variable pay expense and $0.9 million on increased headcount and associated employee related costs.

The slight increase in sales and marketing expenses for 2007 compared to 2006 was primarily due to higher personnel costs partially offset by lower sales commissions for product sales.

For 2009, we expect sales and marketing expense to be similar to 2008 levels, with increased headcount and marketing expenses partially offsetting decreases in variable pay compensation and commissions. Stock-based compensation included in sales and marketing expense may increase from 2008 levels due to our 2009 stock option repurchase tender offer.

General and Administrative. The $1.8 million increase in general and administrative expenses in 2008 over 2007 is primarily due to higher variable pay expenses.

The decrease in general and administrative costs for 2007 compared to 2006 was primarily due to decreases in variable pay and retention compensation program expense, decreases in headcount expenses and lower costs for audit, Sarbanes-Oxley compliance and legal fees.

We expect 2009 general and administrative expenses to decrease slightly from 2008 levels due to decreases in variable pay compensation. Stock-based compensation included in general and administrative expense may increase from 2008 levels due to our 2009 stock option repurchase tender offer.

Restructuring, Severance and Impairment. During 2008, restructuring, severance and impairment expense resulted entirely from an impairment charge of our entire November 30, 2008 goodwill balance. During 2005, we reduced our workforce by approximately 150 employees and incurred additional severance charges primarily for the retirement of our former Chief Executive Officer. During 2006, we incurred $1.3 million of severance and other exit costs related to these 2005 actions. During 2007, we recognized a $48,000 favorable impact due to a change in estimate for certain benefits. No new restructuring efforts were implemented in 2008, 2007 or 2006.

Other Income (Expense), Net

For the year ended December 31, 2008, we recognized $5.1 million of net other income due principally to a $4.0 million gain on the repurchase of $52.3 million principal amount of our Notes at a discount. For the year ended December 31, 2007, we recognized net other income of $1.1 million due principally to foreign exchange transaction gains, including approximately $369,000 related to a foreign exchange gain on a forward foreign exchange contract prior to its designation as a cash flow hedge. For the year ended December 31, 2006, we recognized net other expense of $2.1 million, principally as the result of foreign exchange losses in connection with a forward foreign exchange contract.

Interest Income (Expense), Net

Our interest income and interest expense for the indicated years ended December 31 were (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Interest income	$ 3,551	$ 7,046	$ 2,525
Interest expense	(2,764)	(3,206)	(4,620)
Net interest income (expense)	$ 787	$ 3,840	$(2,095)

Interest income in 2008 decreased as compared to 2007 due to lower average invested balances and lower short-term interest rates. Interest expense in 2008 declined due to the repurchase during the fourth quarter of 2008 of $52.3 million principal amount of our Notes. Interest income increased in 2007 compared to 2006 as a result of higher average invested cash balances primarily as a result of the December 2006 common stock offering and higher short-term interest rates.

Interest expense for 2008, 2007 and 2006 includes $2.1 million, $2.4 million and $2.4 million, respectively, of interest on our Notes. Additionally, interest expense for 2008, 2007 and 2006 includes $0.6 million, $0.7 million and $1.6 million, respectively, of non-cash amortization of fees capitalized in connection with both our line of credit and for our 2004 Notes offering.

Taxes

We recorded income tax expense of $387,000, $1.2 million and $602,000, in 2008, 2007 and 2006, respectively, which reflects tax expense for local, state and foreign tax jurisdictions.

In 2008, current U.S. federal income alternative minimum tax was offset by amounts receivable as a result of tax legislation that was enacted during 2008 enabling a corporation to recover certain previously generated U.S. research and development income tax credits. There was no current provision for U.S. federal income taxes in 2007 and 2006. We have income taxes currently payable related to our operations in certain foreign countries and in certain states.

As of December 31, 2008, we had federal income tax net operating loss carryforwards of approximately $266.3 million that will expire between 2012 through 2027, if not utilized.

Net Income (Loss)

Net loss was $31.3 million in 2008, $5.7 million in 2007 and $12.1 million in 2006.

The 2008 loss was the result of the $54.5 million goodwill impairment charge. Without this charge, our increase in gross profit would have offset the increases in net research and development expense and variable pay compensation, including sales commissions.

The 2007 loss included higher net research and development expense offsetting increased gross profit, higher interest and other income and lower general and administrative and restructuring, severance and impairment expense.

The 2006 loss included low gross profit on product revenue recognized for a Cray X1/X1E installation, $1.6 million in inventory write-downs and a $2.8 million charge for an intellectual property license agreement.

For 2009, while there is a wide range of potential outcomes, we currently expect total revenue in the range of $260 million with a small operating loss. Quarterly revenue will fluctuate depending on the timing of system acceptances; however, we currently anticipate quarterly revenue will be weighted more evenly throughout 2009 than in previous years.

Overall gross profit percentage is expected to decline to the low to mid-thirty percent range, driven primarily by the impact of a low gross profit contract for approximately $41 million. Core operating expenses, defined as net research and development, sales and marketing and general and administrative expenses, are anticipated to be lower by approximately $2 million from 2008 levels. Net other income and expense is not expected to be significant in 2009. Income tax expense is anticipated to be approximately $1 million.

Our quarterly and annual results in 2009 will be affected by many factors, including the level and timing of government funding, the timing and success of planned product rollouts, the timing and success of meeting certain product development milestones and the timing of customer orders, shipments, acceptances, revenue recognition and gross profit contribution.

Liquidity and Capital Resources

Cash, cash equivalents, restricted cash, short-term investments and accounts receivable totaled $176.1 million as of December 31, 2008 compared to $202.8 million as of December 31, 2007; cash, cash equivalents and restricted cash decreased by $55.5 million, short-term investments decreased by $43.2 million and accounts receivable increased by $72.0 million in 2008. As of December 31, 2008, we had working capital of $112.2 million compared to $150.8 million as of December 31, 2007, reflecting the use of $47.7 million of cash to repurchase $52.3 million principal amount of our Notes and the reclassification of the remaining principal balance of the Notes of $27.7 million as currently payable in 2008.

Net cash used in operating activities was $45.5 million in 2008. Net cash provided by operating activities was $38.7 million in 2007 and $12.6 million in 2006. For the year ended December 31, 2008, cash used in operating activities was principally the result of significant increases in accounts receivable and inventory. For the year ended December 31, 2007, cash provided by operating activities was principally the result of non-cash depreciation and amortization of $13.4 million and cash provided by changes in operating assets and liabilities of $26.2 million being greater than our net loss for the year. For the year ended December 31, 2006, cash provided by operating activities was principally the result of non-cash depreciation and amortization of $16.2 million and cash provided by changes in operating assets and liabilities of $3.2 million being greater than our net loss for the year.

Net cash provided by investing activities was $46.2 million in 2008. Net cash used in investing activities was $35.4 million in 2007 and $27.4 million in 2006. For the year ended December 31, 2008, net cash provided by investing activities was the result of sales or maturities of our short-term investments of $45.0 million and a decrease in restricted cash of $7.3 million due to our August 2008 amendment of our line of credit agreement with Wells Fargo Bank, N.A. For the year ended December 31, 2007, net cash used in investing activities was principally a result of short-term investment purchases in excess of sales of $47.7 million, partially offset by a decrease in restricted cash of $15.0 million due to the December 2007 amendment of our line of credit agreement with Wells Fargo Bank, N.A. For the year ended December 31, 2006, net cash used in investing activities was principally a result of an increase in restricted cash of $25.0 million which was required under the provisions of our then line of credit agreement with Wells Fargo Bank, N.A.

Net cash used in financing activities was $47.2 million in 2008. Net cash provided by financing activities was $1.7 million in 2007 and $83.9 million in 2006. For the year ended December 31, 2008, net cash used in financing activities was due primarily to $47.7 million of cash paid to repurchase certain of our Notes. For the year ended December 31, 2007, cash provided by financing activities included $1.7 million of proceeds from stock option exercises and employee stock purchase plan. For the year ended December 31, 2006, cash provided by financing activities included $81.3 million from our December 2006 common stock offering and $3.2 million of proceeds from stock option exercises and employee stock purchase plan.

Over the next twelve months, our significant cash requirements will relate to operational expenses, consisting primarily of personnel costs, costs of inventory and spare parts, outside engineering expenses (particularly as we continue development of our Cray XT5 and successor systems and internally fund a portion of the expenses on our Cascade project pursuant to the DARPA Phase III award), the anticipated repayment of our Notes and the related interest expense and the acquisition of property and equipment. Our 2009 capital budget for property and equipment is approximately $10 million. In addition, we lease certain equipment and facilities used in our operations under operating leases in the normal course of business. The following table summarizes our contractual cash obligations as of December 31, 2008 (in thousands):

	Amounts Committed by Year				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**Thereafter**
Development agreements	$71,027	$34,779	$21,248	$15,000	$ —
Operating leases	19,334	2,616	4,647	4,191	7,880
Unrecognized income tax benefits	646	—	646	—	—
Total contractual cash obligations	$91,007	$37,395	$26,541	$19,191	$7,880

We have $27.7 million in aggregate principal amount of outstanding Notes due in 2024. The Notes bear interest at an annual rate of 3.0%, and holders of the Notes may require us to purchase the Notes on December 1, 2009, December 1, 2014 and December 1, 2019 or upon the occurrence of certain events provided in the indenture governing the Notes. We expect that we likely will be required to purchase the remaining Notes on December 1, 2009, pursuant to a put option held by the holders of the Notes. In August 2008, we amended our line of credit reducing the maximum line of credit to $1.4 million from $10.0 million. This facility expires June 1, 2009. As of December 31, 2008, $0.2 million of the line of credit supported outstanding letters of credit and we were eligible to use the remaining $1.2 million; however, this amount is subject to fluctuations related to foreign currency exchange rates on the outstanding letters of credit.

In our normal course of operations, we have development arrangements under which we engage outside engineering resources to work on our research and development projects. For the twelve months ended December 31, 2008, we incurred $18.5 million for such arrangements.

At any particular time, our cash position is affected by the timing of cash receipts for product sales, maintenance contracts, government co-funding for research and development activities and our payments for inventory, engineering and other services, resulting in significant fluctuations in our cash balance from quarter-to-quarter and within a quarter. Our principal sources of liquidity are our cash and cash equivalents, short-term investments and cash from operations. We expect that net cash (cash and cash equivalents, restricted cash and short-term investments less our Notes) during 2009 generally will be above the year-end 2008 level. We do not anticipate needing to borrow from our credit line, and we expect our cash resources to be adequate for at least the next twelve months.

The adequacy of our cash resources is dependent on the amount and timing of government funding as well as our ability to sell our products, particularly the Cray XT5 and successor systems and the Cray CX1 system, and to engage in Custom Engineering projects with adequate gross profit. Beyond the next twelve months, the adequacy of our cash resources will largely depend on our success in re-establishing profitable operations and positive operating cash flows on a sustained basis. See Item 1A. "Risk Factors" above.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to financial market risks, including changes in interest rates and equity price fluctuations.

Interest Rate Risk: We invest our available cash in investment-grade debt instruments of corporate issuers and in debt instruments of the U.S. government and its agencies. We do not have any derivative instruments or auction rate securities in our investment portfolio. We protect and preserve invested funds by limiting default, market and reinvestment risk. Investments in both fixed-rate and floating-rate interest earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely affected due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. A 0.5 percent change in interest rates would not be significant.

The table below presents fair values and related weighted average interest rate by investment class at December 31, 2008 (in thousands, except for percentages). The average maturity of these investments is less than six months with a credit quality range of A/A to AAA/Aaa.

	Fair Value	Maturities	Weighted Averaged Interest Rate
Corporate notes and bonds	$5,350	2009	4.8%

Foreign Currency Risk: We sell our products primarily in North America, Asia and Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Our products are generally priced based on U.S. dollars, and a strengthening of the dollar could make our products less competitive in foreign markets. While we often sell products with payments in U.S. dollars, our product sales contracts may call for payment in foreign currencies and to the extent we do so, or engage with our foreign subsidiaries in transactions deemed to be short-term in nature, we are subject to foreign currency exchange risks. As of December 31, 2008, we have entered into forward exchange contracts that hedge approximately $30.3 million of anticipated cash receipts on specific foreign currency denominated sales contracts. These forward contracts hedge the risk of foreign exchange rate changes between the time that the related contracts were signed and when the cash receipts are expected to be received. Our foreign maintenance contracts are typically paid in local currencies and provide a partial natural hedge against foreign exchange exposure. To the extent that we wish to repatriate any of these funds to the United States, however, we are subject to foreign exchange risks. As of December 31, 2008, a 10% change in foreign exchange rates could impact our annual earnings and cash flows by approximately $900,000.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS*

* The Financial Statements are located following page 44

The selected quarterly financial data required by this item is set forth in Note 20 of the Notes to Consolidated Financial Statements.

Form 10-K

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation and under the supervision of our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer/Corporate Controller, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, and based on that evaluation, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during the 2008 fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *"Internal Control — Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Peterson Sullivan LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Cray Inc.

We have audited Cray Inc. and Subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 13, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ PETERSON SULLIVAN LLP

Seattle, Washington
March 13, 2009

Item 9A(T). *Controls and Procedures*

Not Applicable.

Item 9B. *Other Information*

None.

PART III

Certain information required by Part III is omitted from this Report as we will file a definitive proxy statement for the Annual Meeting of Shareholders to be held on May 13, 2009, pursuant to Regulation 14A (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Report, and certain information included in the Proxy Statement is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information with respect to our directors is set forth in the section titled "The Board of Directors" and in the section titled "Proposal 1: To Elect Eight Directors For One-Year Terms" in our Proxy Statement, and information with respect to our Audit Committee is set forth in the section titled "The Board of Directors" in our Proxy Statement. Such information is incorporated herein by reference. Information with respect to executive officers is set forth in Part I, Item E.O., beginning on page 22 above, under the caption "Executive Officers of the Company." Information with respect to compliance with Section 16(a) of the Exchange Act by the persons subject thereto is set forth under the section titled "Our Common Stock Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

Our Board of Directors has adopted a Code of Business Conduct applicable to all of our directors, officers and employees. The Code of Business Conduct, our Corporate Governance Guidelines, charters for the Audit, Compensation, Corporate Governance and Strategic Technology Assessment Committees and other governance documents may be found on our website: www.cray.com under "Investors — Corporate Governance."

Item 11. *Executive Compensation*

The information in the Proxy Statement set forth in the section titled "The Board of Directors — Compensation of Directors" and "Compensation of the Executive Officers" is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information in the Proxy Statement set forth in the section "Our Common Stock Ownership" is incorporated herein by reference.

Information regarding securities authorized for issuance under our equity compensation plans is set forth in Part II, Item 5 above.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information in the Proxy Statement set forth in the sections titled "The Board of Directors — Independence" and "Transactions With Related Persons" is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information set forth in the section titled "Proposal 3: To Ratify the Appointment of Peterson Sullivan LLP as the Company's Independent Auditors" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements*

Consolidated Balance Sheets at December 31, 2008 and December 31, 2007

Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

(a)(2) *Financial Statement Schedules*

Schedule II — Valuation and Qualifying Accounts — The financial statement schedule for the years ended December 31, 2008, 2007, and 2006 should be read in conjunction with the consolidated financial statements of Cray Inc. filed as part of this Annual Report on Form 10-K.

Schedules other than that listed above have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

(a)(3) *Exhibits*

The Exhibits listed in the Exhibit Index, which appears immediately following the signature page and is incorporated herein by reference, are filed as part of this Annual Report on Form 10-K. Each management contract or compensatory plan or agreement listed on the Exhibit Index is identified by an asterisk.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 13, 2009.

CRAY INC.

By /s/ PETER J. UNGARO

Peter J. Ungaro

Chief Executive Officer and President

Each of the undersigned hereby constitutes and appoints Peter J. Ungaro, Brian C. Henry and Kenneth W. Johnson and each of them, the undersigned's true and lawful attorney-in-fact and agent, with full power of substitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and any other instruments or documents that said attorneys-in-fact and agents may deem necessary or advisable, to enable Cray Inc. to comply with the Securities Exchange Act of 1934 and any requirements of the Securities and Exchange Commission in respect thereof, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on March 13, 2009.

Signature	Title
By /s/ PETER J. UNGARO Peter J. Ungaro	Chief Executive Officer, President and Director
By /s/ BRIAN C. HENRY Brian C. Henry	Principal Financial Officer
By /s/ KENNETH D. ROSELLI Kenneth D. Roselli	Principal Accounting Officer
By /s/ WILLIAM C. BLAKE William C. Blake	Director
By /s/ JOHN B. JONES, JR. John B. Jones, Jr.	Director
By /s/ STEPHEN C. KIELY Stephen C. Kiely	Director
By /s/ FRANK L. LEDERMAN Frank L. Lederman	Director

Signature	Title
By /s/ SALLY G. NARODICK Sally G. Narodick	Director
By /s/ DANIEL C. REGIS Daniel C. Regis	Director
By /s/ STEPHEN C. RICHARDS Stephen C. Richards	Director

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Articles of Incorporation (1)
3.2	Amended and Restated Bylaws (8)
4.1	Form of Common Stock Purchase Warrants due June 21, 2009 (14)
4.2	Indenture dated as of December 6, 2004, by and between the Company and The Bank of New York Trust Company, N.A. as Trustee (and Form of 3.0% Convertible Senior Subordinated Note included as Exhibit A to the Indenture) (12)
10.0*	1999 Stock Option Plan (32)
10.1*	2000 Non-Executive Employee Stock Option Plan (5)
10.2*	2001 Employee Stock Purchase Plan (11)
10.3*	2003 Stock Option Plan (2)
10.4*	2004 Long-Term Equity Compensation Plan (13)
10.5*	Cray Canada Inc. Amended and Restated Key Employee Stock Option Plan (18)
10.6*	2006 Long-Term Equity Compensation Plan (30)
10.7*	Form of Officer Non-Qualified Stock Option Agreement (19)
10.8*	Form of Officer Incentive Stock Option Agreement (19)
10.9*	Form of Director Stock Option Agreement (19)
10.10*	Form of Director Stock Option Agreement, immediate vesting (19)
10.11*	Form of Employee Restricted Stock Agreement, current form (35)
10.12*	Form of Director Restricted Stock Agreement (1)
10.13*	2007 Cash Incentive Plan (8)
10.14*	Senior Officer Cash Incentive Plan for annual cash incentive awards (9)
10.15*	Letter Agreement between the Company and Peter J. Ungaro, effective March 7, 2005 (16)
10.16*	Offer Letter between the Company and Margaret A. Williams, dated April 14, 2005 (23)
10.17*	Offer Letter between the Company and Brian C. Henry, dated May 16, 2005 (24)
10.18*	Form of Management Continuation Agreement between the Company and its Executive Officers and certain other Employees, as in effect prior to December 19, 2008 (10)
10.19*	Form of Management Retention Agreement, dated as of December 19, 2008, including Annex A-1 and Annex A-2 applicable to Peter J. Ungaro and Brian C. Henry, respectively (28)
10.20*	Executive Severance Policy, as in effect prior to December 19, 2008 (21)
10.21*	Executive Severance Policy, as in effect on December 19, 2008 (28)
10.22*	Retention Agreement between the Company and Peter J. Ungaro, dated December 20, 2005 (26)
10.23*	Retention Agreement between the Company and Brian C. Henry, dated December 20, 2005 (26)
10.24*	Retention Agreement between the Company and Margaret A. Williams, dated December 20, 2005 (26)
10.25*	Summary sheet setting forth amended compensation arrangements for non-employee Directors (27)
10.26	Lease Agreement between Merrill Place, LLC and the Company, dated November 21, 1997 (6)
10.27	Fourth Amendment to the Lease between Merrill Place LLC and the Company, dated as of October 31, 2005 (22)
10.28	Lease Agreement, dated as of August 11, 2008, between 900 Fourth Avenue Property LLC and the Company (20)
10.29	FAB I Building Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated June 30, 2000 (7)
10.30	Amendment No. 1 to the FAB Building Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated as of August 19, 2002 (3)

Exhibit Number	Description
10.31	Conference Center Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated June 30, 2000 (7)
10.32	Amendment No. 1 to the Conference Center Lease Agreement between Union Semiconductor Technology Corporation and the Company, dated as of August 19, 2002 (3)
10.33	Development Building and Conference Center Lease Agreement between Northern Lights Semiconductor Corporation and the Company, dated as of February 1, 2008 (33)
10.34	Mendota Heights Office Lease Agreement between the Teachers' Retirement System of the State of Illinois and the Company, dated as of August 10, 2000 (7)
10.35	First Amendment to the Mendota Heights Office Lease Agreement between the Teachers' Retirement System of the State of Illinois and the Company, dated as of January 17, 2003 (3)
10.36	Technology Agreement between Silicon Graphics, Inc. and the Company, effective as of March 31, 2000 (4)
10.37	Amendment No. 2, dated as of March 30, 2007, to the Technology Agreement between Silicon Graphics, Inc. and the Company (34)
10.38	Amendment No. 3, dated as of March, 28, 2008, to the Technology Agreement between Silicon Graphics, Inc. and the Company (15)
10.39	Credit Agreement, dated as of December 29, 2006, between Wells Fargo Bank, National Association and the Company (29)
10.40	First Amendment, dated January 31, 2007, to Credit Agreement between Wells Fargo Bank, National Association and the Company (35)
10.41	Second Amendment, effective December 31, 2007, to Credit Agreement between Wells Fargo Bank, National Association, and the Company (25)
10.42	Third Amendment, entered into as of August 22, 2008, to Credit Agreement between Wells Fargo Bank, National Association, and the Company (20)
21.1	Subsidiaries of the Company
23.1	Consent of Peterson Sullivan LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney for directors and officers (included on the signature page of this report)
31.1	Rule 13a-14(a)/15d-14(a) Certification of Mr. Ungaro, Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Mr. Henry, Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350 by the Chief Executive Officer and the Chief Financial Officer

(1) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on June 8, 2006.

(2) Incorporated by reference to the Company's definitive Proxy Statement for the 2003 Annual Meeting, as filed with the Commission on March 31, 2003.

(3) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2002.

(4) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on May 15, 2000.

(5) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 333-57970), as filed with the Commission on March 30, 2001.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 1997.

(7) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2000.

(8) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on February 12, 2007.

(9) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on May 14, 2008.

(10) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on May 17, 1999.

(11) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 333-70238), filed on September 26, 2001.

(12) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on December 7, 2004.

(13) Incorporated by reference to the Company's definitive Proxy Statement for the 2004 Annual Meeting, as filed with the Commission on March 24, 2004.

(14) Incorporated by reference to the Company's Registration Statement on Form S-3 (SEC No. 333-57972), as filed with the Commission on March 30, 2001.

(15) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on April 8, 2008.

(16) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on March 8, 2005.

(17) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on March 25, 2005.

(18) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 333-114243), as filed with the Commission on April 6, 2004.

(19) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2004.

(20) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on August 29, 2008.

(21) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on August 10, 2005.

(22) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on November 15, 2005.

(23) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on May 9, 2005.

(24) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on November 9, 2005.

(25) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on January 4, 2008.

(26) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on December 22, 2005.

(27) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on February 21, 2006.

(28) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on December 22, 2008.

(29) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on January 4, 2007.

(30) Incorporated by reference to the Company's definitive Proxy Statement for the 2006 Annual Meeting, as filed with the Commission on April 28, 2006.

(31) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on August 9, 2006.

(32) Incorporated by reference to the Company's Registration Statement on Form S-8, (SEC No. 333-57970), as filed with the Commission on March 30, 2001.

(33) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Commission on February 1, 2008.

(34) Incorporated by reference to the Company's Quarterly Report on Form 10-Q, as filed with the Commission on August 7, 2007.

(35) Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission for the fiscal year ended December 31, 2006 on March 9, 2007.

---

* Management contract or compensatory plan or arrangement.

Excluded from this list of exhibits, pursuant to Paragraph (b)(4)(iii)(a) of Item 601 of Regulation S-K, may be one or more instruments defining the rights of holders of long-term debt of the Company. The Company hereby agrees that it will, upon request of the Securities and Exchange Commission, furnish to the Commission a copy of any such instrument.

(This page intentionally left blank)

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 72,373	$ 120,539
Restricted cash	2,691	10,000
Short-term investments, available for sale	5,350	48,582
Accounts receivable, net	95,667	23,635
Inventory	80,437	55,608
Prepaid expenses and other current assets	13,565	4,120
Prepaid engineering services	16,458	—
Total current assets	286,541	262,484
Property and equipment, net	18,396	17,044
Service inventory, net	1,917	2,986
Goodwill	—	65,411
Deferred tax asset	1,200	512
Other non-current assets	5,837	7,465
TOTAL ASSETS	$ 313,891	$ 355,902
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,730	$ 14,148
Accrued payroll and related expenses	23,672	12,023
Other accrued liabilities	24,670	7,488
Advance research and development payments	13,887	29,669
Convertible notes payable, current	27,727	—
Deferred revenue	67,692	48,317
Total current liabilities	174,378	111,645
Long-term deferred revenue	18,154	11,745
Other non-current liabilities	3,170	4,310
Convertible notes payable, non-current	—	80,000
TOTAL LIABILITIES	195,702	207,700
Commitments and Contingencies (Note 11)		
Shareholders' equity:		
Preferred stock — Authorized and undesignated, 5,000,000 shares; no shares issued or outstanding	—	—
Common stock and additional paid-in capital, par value $.01 per share — Authorized, 75,000,000 shares; issued and outstanding 33,506,573 and 32,638,415 shares, respectively	518,727	513,196
Accumulated other comprehensive income	9,364	13,562
Accumulated deficit	(409,902)	(378,556)
TOTAL SHAREHOLDERS' EQUITY	118,189	148,202
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 313,891	$ 355,902

See accompanying notes

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31, 2008	2007	2006
Revenue:			
Product	$218,970	$133,455	$162,795
Service	63,883	52,698	58,222
Total revenue	282,853	186,153	221,017
Cost of revenue:			
Cost of product revenue	133,715	89,475	124,728
Cost of service revenue	38,062	31,247	32,466
Total cost of revenue	171,777	120,722	157,194
Gross profit	111,076	65,431	63,823
Operating expenses:			
Research and development, net	51,775	37,883	29,042
Sales and marketing	24,988	22,137	21,977
General and administrative	16,742	14,956	18,785
Restructuring, severance and impairment	54,450	(48)	1,251
Total operating expenses	147,955	74,928	71,055
Loss from operations	(36,879)	(9,497)	(7,232)
Other income (expense), net	5,133	1,112	(2,141)
Interest income (expense), net	787	3,840	(2,095)
Loss before income taxes	(30,959)	(4,545)	(11,468)
Income tax expense	(387)	(1,174)	(602)
Net loss	$(31,346)	$ (5,719)	$(12,070)
Basic and diluted net loss per common share	$ (0.96)	$ (0.18)	$ (0.53)
Basic and diluted weighted average shares outstanding	32,573	31,892	22,849

See accompanying notes

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Common Stock and Additional Paid In Capital		Exchangeable Shares			Accumulated Other			
	Number of Shares	Amount	Number of Shares	Amount	Deferred Compensation	Comprehensive Income	Accumulated Deficit	Total	Comprehensive Income (Loss)
BALANCE, December 31, 2005	22,743	$422,691	20	$ 576	$(2,811)	$ 6,258	$(360,767)	$ 65,947	
Common stock offering, less issuance costs	8,625	81,250	—	—	—	—	—	81,250	—
Exchangeable shares converted into common shares	20	576	(20)	(576)	—	—	—	—	—
Issuance of shares under Employee Stock Purchase Plan	64	532	—	—	—	—	—	532	—
Exercise of stock options	382	2,625	—	—	—	—	—	2,625	—
Issuance of shares under Company 401(k) Plan match	48	394	—	—	—	—	—	394	—
Restricted shares issued for compensation	355		—	—	—	—	—	—	—
Reclassification of deferred compensation to additional paid in capital upon adoption of FAS 123R		(2,811)	—	—	2,811	—	—	—	—
Share-based compensation	—	2,099	—	—		—	—	2,099	—
Other comprehensive income:									
Currency translation adjustment	—	—	—	—		597	—	597	597
Net loss	—	—	—	—	—	—	(12,070)	(12,070)	(12,070)
BALANCE, December 31, 2006	32,237	507,356	—	—	—	6,855	(372,837)	141,374	$(11,473)
Issuance of shares under Employee Stock Purchase Plan	60	453	—	—	—	—	—	453	—
Exercise of stock options	163	1,273	—	—	—	—	—	1,273	—
Issuance of shares under Company 401(k) Plan match	95	925	—	—	—	—	—	925	—
Restricted shares issued for compensation, net of forfeitures	58	—	—	—	—	—	—	—	—
Exercise of stock warrant	25	—	—	—	—	—	—	—	—
Share-based compensation	—	3,189	—	—	—	—	—	3,189	—
Other comprehensive income:									
Unrealized gain on available-for-sale securities	—	—	—	—	—	54	—	54	54
Currency translation adjustment	—	—	—	—	—	7,952	—	7,952	7,952
Unrealized loss on cash flow hedges, net of reclassification adjustment	—	—	—	—	—	(1,299)	—	(1,299)	(1,299)
Net loss	—	—	—	—	—	—	(5,719)	(5,719)	(5,719)
BALANCE, December 31, 2007	32,638	513,196	—	—	—	13,562	(378,556)	148,202	$ 988
Issuance of shares under Employee Stock Purchase Plan	116	453	—	—	—	—	—	453	—
Exercise of stock options	9	51	—	—	—	—	—	51	—
Issuance of shares under Company 401(k) Plan match	311	1,653	—	—	—	—	—	1,653	—
Restricted shares issued for compensation, net of forfeitures	433	—	—	—	—	—	—	—	—
Share-based compensation	—	3,374	—	—	—	—	—	3,374	—
Other comprehensive income:									
Unrealized loss on available-for-sale securities	—	—	—	—	—	(55)	—	(55)	(55)
Currency translation adjustment	—	—	—	—	—	(10,716)	—	(10,716)	(10,716)
Unrealized gain on cash flow hedges, net of reclassification adjustments	—	—	—	—	—	6,573	—	6,573	6,573
Net loss	—	—	—	—	—	—	(31,346)	(31,346)	(31,346)
BALANCE, December 31, 2008	33,507	$518,727	—	$ —	$ —	$ 9,364	$(409,902)	$118,189	$(35,544)

See accompanying notes

CRAY INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2008	2007	2006
Operating activities:			
Net loss	$(31,346)	$ (5,719)	$(12,070)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,232	13,359	16,181
Share-based compensation expense	3,374	3,189	2,099
Inventory write-down	1,006	727	1,644
Impairment of goodwill	54,450	—	—
Amortization of issuance costs, convertible notes payable and line of credit	581	688	1,644
Deferred income taxes	(688)	210	(124)
Gain on extinguishment of debt	(4,040)	—	—
Cash provided by (used in) due to changes in operating assets and liabilities:			
Accounts receivable	(71,326)	19,725	10,305
Inventory	(31,686)	(2,221)	2,410
Prepaid expenses and other assets	(19,784)	(2,697)	337
Accounts payable	2,613	(8,531)	7,562
Accrued payroll and related expenses, other accrued liabilities and advance research and development payments	16,143	6,642	23,720
Other non-current liabilities	(1,126)	(665)	36
Deferred revenue	26,090	13,943	(41,136)
Net cash provided by (used in) operating activities	(45,507)	38,650	12,608
Investing activities:			
Sales/maturities of short-term investments	45,001	27,894	—
Purchases of short-term investments	(1,673)	(75,552)	—
Proceeds from sale of investment	—	—	239
(Increase) decrease in restricted cash	7,309	15,000	(25,000)
Purchases of property and equipment	(4,430)	(2,768)	(2,611)
Net cash provided by (used in) investing activities	46,207	(35,426)	(27,372)
Financing activities:			
Sale of common stock, net of issuance costs	—	—	81,250
Proceeds from issuance of common stock through employee stock purchase plan	453	453	532
Proceeds from exercise of options	51	1,273	2,625
Convertible notes payable and line of credit issuance costs	—	—	(375)
Repayment of convertible notes	(47,700)	—	—
Principal payments on capital leases	—	(31)	(123)
Net cash provided by (used in) financing activities	(47,196)	1,695	83,909
Effect of foreign exchange rate changes on cash and cash equivalents	(1,670)	292	157
Net (decrease) increase in cash and cash equivalents	(48,166)	5,211	69,302
Cash and cash equivalents:			
Beginning of period	120,539	115,328	46,026
End of period	$ 72,373	$120,539	$115,328
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 2,223	$ 2,414	$ 3,329
Cash paid for income taxes	206	964	279
Non-cash investing and financing activities:			
Inventory transfers to fixed assets and service inventory	$ 5,851	$ 4,684	$ 4,860
Shares issued for 401(k) match	1,653	925	394

See accompanying notes

CRAY INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 DESCRIPTION OF BUSINESS

Cray Inc. ("Cray" or the "Company") designs, develops, manufactures, markets and services high performance computer systems, commonly known as supercomputers. These systems provide capability and capacity far beyond typical server-based computer systems and address challenging scientific and engineering computing problems.

In 2008, the Company incurred a net loss of $31.3 million due principally to a goodwill impairment charge of $54.5 million and used cash in operating activities of $45.5 million. Management's plans project that the Company's current cash resources and cash to be generated from operations in 2009 will be adequate to meet the Company's liquidity needs for at least the next twelve months. These plans assume sales, shipment, acceptance and subsequent collections from several large customers, as well as cash receipts on new bookings.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. There has been no impact on previously reported net income (loss) or shareholders' equity.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, fair value determination used in revenue recognition, percentage of completion accounting, estimates of proportional performance on co-funded engineering contracts and prepaid engineering services, determination of inventory at the lower of cost or market, useful lives for depreciation and amortization, determination of future cash flows associated with impairment testing for long-lived assets, determination of the fair value of stock options and assessments of fair value, estimation of restructuring costs, calculation of deferred income tax assets, potential income tax assessments and other contingencies. The Company bases its estimates on historical experience, current conditions and on other assumptions that it believes to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of highly liquid financial instruments that are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and management believes its credit risk to be minimal. As of December 31, 2008 and 2007, the Company had restricted cash of $2.7 million and $10.0 million, respectively.

Short-term investments

Investments generally mature between three months and one year from the purchase date. All short-term investments are classified as available-for-sale and are recorded at fair value, based on quoted market prices; as such, unrealized gains and losses are reflected in "Accumulated other comprehensive income," unless losses are considered other than temporary, in which case, losses would be included in results of operations.

Foreign Currency Derivatives

From time to time the Company may utilize forward foreign currency exchange contracts to reduce the impact of foreign currency exchange rate risks. Forward contracts are cash flow hedges of the Company's foreign currency exposures and are recorded at the contract's fair value. The effective portion of the forward contract is initially reported in "Accumulated other comprehensive income," a component of shareholders' equity, with a corresponding asset or liability recorded based on the fair value of the forward contract. When the hedged transaction is recorded (generally when revenue on the associated sales contract is recognized), any unrecognized gains or losses are reclassified into results of operations in the same period. Any hedge ineffectiveness is recorded to operations in the current period. The Company measures hedge effectiveness by comparing changes in fair values of the forward contract and expected cash flows based on changes in the spot prices of the underlying currencies. Cash flows from forward contracts accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

Concentration of Credit Risk

The Company currently derives a significant portion of its revenue from sales of products and services to different agencies of the U.S. government or commercial customers primarily serving various agencies of the U.S. government. See *Note 16 — Segment Information* for additional information. Given the type of customers, the Company does not believe its accounts receivable represent significant credit risk.

Accounts Receivable

Accounts receivable are stated at principal amounts and are primarily comprised of amounts contractually due from customers for products and services and amounts due from government reimbursed research and development contracts. The Company provides an allowance for doubtful accounts based on an evaluation of customer past due account balances. In determining whether to record an allowance for a specific customer, the Company considers a number of factors, including prior payment history and financial information for the customer. The Company had no pledges or any restrictions on its accounts receivable balances at December 31, 2008.

Fair Values of Financial Instruments

The Company generally has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued liabilities, foreign currency derivatives and convertible notes payable. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value based on the short-term nature of these financial instruments. The Company adjusts the carrying value of its available-for-sale investments to fair value with any unrecognized gains or losses recorded as a component of "Accumulated other comprehensive income" and thus the carrying value equals fair value. Foreign currency derivatives are recorded at the contract's fair value. The fair value of convertible notes payable is based on quoted market prices. The Company's convertible notes payable are traded in a market with low liquidity and are therefore subject to price volatility. As of December 31, 2008 and 2007, the fair value of these convertible notes payable was approximately $25.1 million and $71.5 million, respectively, compared to carrying values of $27.7 million and $80.0 million, respectively.

Inventories

Inventories are valued at cost (on a first-in, first-out basis) which is not in excess of estimated current market prices. The Company regularly evaluates the technological usefulness and anticipated future demand for various inventory components and the expected use of the inventory. When it is determined that these components do not function as intended, or quantities on hand are in excess of estimated requirements, the costs associated with these components are charged to expense. The Company had no pledges or any restrictions on any inventory balances at December 31, 2008.

In connection with certain of its sales agreements, the Company may receive used equipment from a customer. This inventory generally will be recorded at no value based on the expectation that the Company will not be able to resell or otherwise use the equipment. In the event that the Company has a specific contractual plan for resale at the date the inventory is acquired, the inventory is recorded at its estimated fair value.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, ranging from 18 months to seven years for furniture, fixtures and computer equipment, and eight years to 25 years for buildings and land improvements. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease. The cost of software obtained or inventory transferred for internal use is capitalized and depreciated over their estimated useful lives, generally four years. The Company had no pledges or any restrictions on any of its net property and equipment balance at December 31, 2008.

In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company may capitalize certain costs associated with the implementation of software developed for internal use. Costs capitalized primarily consist of employee salaries and benefits allocated to the implementation project. The Company capitalized no such costs in 2008, 2007 or 2006.

Service Inventory

Service inventory is valued at the lower of cost or estimated market and represents inventory used to support service and maintenance agreements with customers. As inventory is utilized, replaced items are returned and are either repaired or scrapped. Costs incurred to repair inventory to a usable state are charged to expense as incurred. Service inventory is recorded at cost and is amortized over the estimated service life of the related product platform (generally four years). The Company had no pledges or any restrictions on any service inventory balances at December 31, 2008.

Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets*, requires the Company to perform a test for potential goodwill impairment on an annual basis, or on an interim basis, if indicators of potential impairment exist. During the fourth quarter of 2008, the Company determined that an interim test for impairment was required, as the market capitalization of the Company had fallen below the Company's net asset carrying value. The Company concluded that the goodwill balance as of November 30, 2008 of $54.5 million was fully impaired and, accordingly, recorded a charge to "Restructuring, severance and impairment" on the accompanying Consolidated Statements of Operations. As such, no goodwill remained as of December 31, 2008. No impairment was identified for the period ended December 31, 2007 or 2006.

The Company has capitalized certain external legal costs incurred for patent filings. These amounts are included in "Other non-current assets" in the accompanying Consolidated Balance Sheets. The Company begins amortization of these costs as each patent is awarded. Patents are amortized over their estimated useful lives (generally five years). The Company performs periodic review of its capitalized patent costs to ensure that the patents have continuing value to the Company.

Impairment of Long-Lived Assets

In accordance with FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, management tests long-lived assets to be held and used for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. No impairment of long-lived assets, other than goodwill in 2008, was recorded during 2008, 2007 or 2006.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. In accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition in Financial Statements*, the Company considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, the product has been shipped or the services have been provided to customers, the sales price is fixed or determinable, no significant unfulfilled obligations exist and collectability is reasonably assured. The Company records revenue in the Consolidated Statements of Operations net of any sales, use, value added or certain excise taxes imposed by governmental authorities on specific sales transactions. In addition to the aforementioned general policy, the following are the specific revenue recognition policies for multiple-element arrangements and major categories of revenue.

Multiple-Element Arrangements. The Company commonly enters into transactions that include multiple-element arrangements, which may include any combination of hardware, maintenance and other services. In accordance with Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, when some elements are delivered prior to others in an arrangement and all of the following criteria are met, revenue for the delivered element is recognized upon delivery and acceptance of such item:

- The element could be sold separately;
- The fair value of the undelivered element is established; and
- In cases with any general right of return, performance with respect to any undelivered element is within the Company's control and probable.

If all of the criteria are not met, revenue is deferred until delivery of the last element as the elements would not be considered a separate unit of accounting and revenue would be recognized as described below under our product or service revenue recognition policies. The Company considers the maintenance period to commence upon acceptance of the product, which may include a warranty period and accordingly allocates a portion of the sales price as a separate deliverable which is recognized as service revenue over the entire service period.

Products. The Company recognizes revenue from product sales, other than the Cray CX1 system, upon customer acceptance of the system, when no significant unfulfilled obligations stipulated by the contract that affect the customer's final acceptance exist, the price is fixed or determinable and collection is reasonably assured. A customer-signed notice of acceptance or similar document is typically required from the customer prior to revenue recognition. Revenue from the Cray CX1 product is generally recognized at shipment, as title and risk of loss has been transferred to the customer and no acceptance criteria remain.

Project Revenue. Revenue from contracts that require the Company to design, develop, manufacture or modify complex high performance computing systems to a customer's specifications is recognized using the percentage of completion method for long-term development projects under AICPA Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.* Percentage of completion is measured based on the ratio of costs incurred to date compared to the total estimated costs. Total estimated costs are based on several factors, including estimated labor hours to complete certain tasks and the estimated cost of purchased components or services. Estimates may need to be adjusted from quarter to quarter, which would impact revenue and gross profit on a cumulative basis. To the extent the estimate of total costs to complete the contract indicates a loss, such amount is recognized in full in the period that the determination is made. Revenue from these arrangements was included in Product Revenue on our accompanying Consolidated Statements of Operations in 2008, 2007 and 2006.

During 2008, the Red Storm project was completed and no further deliverables or obligations remain on the project. Cumulative losses realized for the life of the project were $13.4 million, as compared to the estimate of $15.5 million as of December 31, 2007.

Services. Maintenance services may be provided under separate maintenance contracts with the Company's customers. These contracts generally provide for maintenance services for one year, although some are for multi-year periods, often with prepayments for the term of the contract. The Company considers the maintenance period to commence upon acceptance of the product, which may include a warranty period. The Company allocates a portion of the sales price to maintenance service revenue based on estimates of fair value. Revenue is recognized ratably over the term of the maintenance contract. Maintenance contracts that are paid in advance are recorded as deferred revenue. The Company considers fiscal funding clauses as contingencies for the recognition of revenue until the funding is virtually assured. Revenue from engineering services is recognized as the services are rendered.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenue and expenses are translated at average rates prevailing during the year. Translation adjustments are included in "Accumulated other comprehensive income (loss)," a separate component of shareholders' equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the Consolidated Statements of Operations. Net transaction gains were $757,000 for 2008 and $844,000 for 2007. In 2006, net transaction losses totaled $1.8 million.

Research and Development

Research and development costs include costs incurred in the development and production of the Company's high performance computing systems, costs incurred to enhance and support existing system features and expenses related to future product development. Research and development costs are expensed as incurred, and may be offset by co-funding from the U.S. government. The Company may also enter into arrangements whereby the Company makes advance, non-refundable payments to a vendor to perform certain research and development services. These payments are included in "Prepaid engineering services" in the accompanying Consolidated Balance Sheets and recognized over the vendor's estimated performance.

Amounts to be received under co-funding arrangements with the U.S. government are based on either contractual milestones or costs incurred. These co-funding milestone payments are recognized as an offset to research and development expenses as performance is estimated to be completed and is measured as milestone achievements or as costs are incurred. These estimates are reviewed on a periodic basis and are subject to change, including in the near term. If an estimate is changed, net research and development expense could be impacted significantly.

The Company does not record a receivable from the U.S. government prior to completing the requirements necessary to bill for a milestone or cost reimbursement. Funding from the U.S. government is subject to certain budget restrictions and completion of milestones may be delayed, and as a result, there may be periods in which research and development costs are expensed as incurred for which no reimbursement is recorded. As of December 31, 2008 and 2007, the Company had advance payment liabilities (milestones billed in advance of amounts recognized) under co-funded research and development arrangements of $13.9 million and $29.7 million, respectively.

The Company classifies amounts to be received from funded research and development projects as either revenue or a reduction to research and development expense, based on the specific facts and circumstances of the contractual arrangement, considering total costs expected to be incurred compared to total expected funding and the nature of the research and development contractual arrangement. In the event that a particular arrangement is determined to represent revenue, the corresponding research and development costs are classified as cost of revenue. Funding under the DARPA Phase III project is reflected as reimbursed research and development expense, and is deducted to arrive at net research and development expenses as recorded on the Consolidated Statements of Operations for 2008, 2007 and 2006.

Income Taxes

The Company accounts for income taxes under FAS No. 109, *Accounting for Income Taxes* ("FAS 109"). Deferred income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, operating loss and tax credit carryforwards, and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to be recovered or settled. Realization of certain deferred income tax assets is dependent upon generating sufficient taxable income in the appropriate jurisdiction. The Company records a valuation allowance to reduce deferred income tax assets to amounts that are more likely than not to be realized. The initial recording and any subsequent changes to valuation allowances are based on a number of factors (positive and negative evidence), as required by FAS 109. The Company considers its actual historical results to have stronger weight than other more subjective indicators when considering whether to establish or reduce a valuation allowance.

The Company accounts for uncertain income tax positions in accordance with FAS interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109* ("FIN 48"). Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. Estimated interest and penalties are recorded as a component of interest expense and other expense, respectively.

Share-Based Compensation

The Company recognizes compensation expense as required by FAS No. 123(R), *Share-Based Payment* ("FAS 123R"), which was adopted on January 1, 2006.

The Company typically issues stock options with a four-year vesting period (defined by FAS 123R as the requisite service period), and no performance or service conditions, other than continued employment. The Company amortizes stock compensation cost ratably over the requisite service period. The fair value of unvested restricted stock and restricted stock units is based on the market price of a share of the Company's common stock on the date of grant.

In determining the fair value of stock options, the Company used the Black-Scholes option pricing model that employed the following key weighted average assumptions:

	2008	2007	2006
Risk-free interest rate	2.8%	4.4%	4.5%
Expected dividend yield	0%	0%	0%
Volatility	69%	72%	73%
Expected life	4.0 years	4.0 years	4.0 years
Weighted average Black-Scholes value of options granted	$3.50	$5.09	$6.00

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company does not anticipate declaring dividends in the foreseeable future. Volatility is based on historical data. The expected life of an option was based on the assumption that options will be exercised, on average, about two years after vesting occurs. FAS 123R also requires that the Company recognize compensation expense for only the portion of options or stock units that are expected to vest. Therefore, management applies an estimated forfeiture rate that is derived from historical employee termination data and adjusted for expected future employee turnover rates. The estimated forfeiture rate applied for the years ended December 31, 2008, 2007 and 2006 was 9.7%, 9.6% and 10%, respectively. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. The Company's stock price volatility, option lives and expected forfeiture rates involve management's best estimates at the time of such determination, all of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option.

The Company also has an employee stock purchase plan ("ESPP") which allows employees to purchase shares of the Company's common stock at 95% of the closing market price on the fourth business day after the end of each offering period. The ESPP is deemed non-compensatory and therefore is not subject to the provisions of FAS 123R.

Shipping and Handling Costs

Costs related to shipping and handling are included in "Cost of product revenue" and "Cost of service revenue" on the accompanying Consolidated Statements of Operations.

Advertising Costs

Sales and marketing expenses in the accompanying Consolidated Statements of Operations include advertising expenses of $973,000, $633,000 and $871,000 in 2008, 2007 and 2006, respectively. The Company incurs advertising costs for representation at certain trade shows, promotional events and sales lead generation, as well as design and printing costs for promotional materials. The Company expenses all advertising costs as incurred.

Earnings (Loss) Per Share ("EPS")

Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares, including exchangeable shares but excluding unvested restricted stock, outstanding during the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of common and potential common shares outstanding during the period, which includes the additional dilution related to conversion of stock options, unvested restricted stock and common stock purchase warrants as computed under the treasury stock method and the common shares issuable upon conversion of the outstanding 3.0% Convertible Senior Subordinated Notes due 2024 ("Notes"). For the years ended December 31, 2008, 2007 and 2006, outstanding stock options, unvested restricted stock, restricted stock units, warrants, and shares issuable upon conversion of the Notes were antidilutive because of net losses, and, as such, their effect has not been included in the calculation of diluted net loss per share. Potentially dilutive shares of 7.6 million, 10.7 million and 11.7 million, respectively, have been excluded from the denominator in the computation of diluted EPS for the years ended December 31, 2008, 2007 and 2006, respectively, because they are antidilutive.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, a component of Shareholders' equity, consisted of the following at December 31 (in thousands):

	2008	2007	2006
Accumulated unrealized net (loss) gain on available-for-sale investments	$ (1)	$ 54	$ —
Accumulated unrealized net gain (loss) on cash flow hedges	5,274	(1,299)	—
Accumulated currency translation adjustment	4,091	14,807	6,855
Accumulated other comprehensive income	$9,364	$13,562	$6,855

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board ("FASB") issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115* ("FAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement was adopted during the first quarter of 2008 and did not have any effect on the Company's financial position or operating results.

In March 2008, the FASB issued FAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133* ("FAS 161"), which requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The Company will adopt FAS 161 in 2009. Since FAS 161 requires only additional disclosures concerning derivative and hedging activities, adoption of FAS 161 will not affect the Company's consolidated financial position or results of operations.

In May 2008, the FASB issued Staff Position ("FSP") No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"), which states that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of Accounting Principles Board Opinion No. 14 and that issuers of such instruments should account separately for the liability and equity components of the instruments in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and must be applied retrospectively to all periods presented.

Upon adoption of FSP APB 14-1, on January 1, 2009, the Company will retrospectively apply the change in accounting principle to prior accounting periods as if the principle has always been used. The adoption of FSP APB 14-1 will result in an estimated increase to non-cash interest expense in 2009 of approximately $2.0 million (assuming the December 31, 2008 principal amount of the Notes remain outstanding until December 1, 2009). Upon retrospective application in 2009, the adoption will also result in an increase of non-cash interest expense of $4.8 million in 2008, principally for the accretion of the liability component of the Notes. The $4.0 million non-operating gain recognized on the repurchase of the Notes in 2008 will be changed to a $0.5 million non-operating loss. Adoption of FSP APB 14-1 will also result in the following balance sheet impacts at December 31, 2008; (1) a reduction of debt by approximately $2.0 million, (2) a decrease in deferred loan costs of $30,000, (3) an increase in additional paid-in capital of $24.7 million and (4) an increase in accumulated deficit of $22.7 million. The Company is continuing to analyze the tax impacts of adopting the new standard, but currently expects that adoption will not result in any significant change to net deferred income tax assets.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset in a Market That Is Not Active*. The FSP was effective upon issuance, including periods for which financial statements have not been issued. The FSP clarified the application of FAS 157 in an inactive market and provided an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. The adoption of FSP FAS 157-3 did not have a significant impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FSP 132(R)-1, *Employer's Disclosures about Postretirement Benefit Plan Assets*. FSP 132(R)-1 is effective for fiscal years ending after December 15, 2009. The FSP provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The adoption of FSP 132(R)-1 is not expected to have a material impact on the Company's consolidated financial statements.

NOTE 3 FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company implemented FAS No. 157, *Fair Value Measurements* ("FAS 157") for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period and non-financial assets and liabilities that are remeasured and reported at fair value at least annually. In accordance with the provisions of FSP FAS 157-2, *Effective Date of FASB Statement No. 157*, the Company elected to defer implementation of FAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The adoption of FAS 157 with respect to financial assets and liabilities that are remeasured and reported at fair value at least annually did not have an impact on the Company's consolidated financial statements. The Company does not expect that the adoption of FAS 157 with respect to non-financial assets and liabilities will have a material impact on its consolidated financial position.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The following table presents information about the Company's financial assets that have been measured at fair value as of December 31, 2008, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair value (in thousands):

Description	Fair Value at December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:			
Cash, cash equivalents and restricted cash	$75,064	$75,064	$ —
Short-term investments, available-for-sale	5,350	5,350	—
Foreign exchange forward contracts(1)	5,478	—	5,478
Assets measured at fair value at December 31, 2008	$85,892	$80,414	$5,478

(1) Included in "Prepaid expenses and other current assets" on the Company's Consolidated Balance Sheets.

As of December 31, 2008, the Company's short-term investments consisted of corporate notes and bonds which are categorized as Level 1 in accordance with FAS 157. The fair values of Level 1 assets, cash, cash equivalents, restricted cash and short-term investments, are determined through market, observable and corroborated sources. The fair values of Level 2 assets do not have observable prices, but have inputs that are based on observable inputs, either directly or indirectly.

Short-term Investments

As of December 31, 2008 and 2007, the Company's short-term investments have been classified as available-for-sale and consisted of the following (in thousands):

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2008				
Corporate notes and bonds	$ 5,351	$ 2	$ (3)	$ 5,350
Total short-term investments	$ 5,351	$ 2	$ (3)	$ 5,350
2007				
Corporate notes and bonds	$43,364	$46	$ (5)	$43,405
Asset-backed securities	$ 5,164	$13	$—	$ 5,177
Total short-term investments	$48,528	$59	$ (5)	$48,582

No material gains or losses were realized on sales of short-term investments for the years ended December 31, 2008 and 2007. The Company uses the specific identification method to determine the cost basis for calculating realized gains or losses. As of December 31, 2008, the Company had no auction rate securities in its short-term investments.

Short-term investments held at December 31, 2008, of $5.4 million have contractual maturities in 2009.

Foreign Currency Derivatives

As of December 31, 2008, the Company had outstanding forward contracts which have been designated as cash flow hedges of anticipated future cash receipts on sales contracts payable in foreign currencies. As of December 31, 2008, the outstanding notional amounts were approximately 11.8 million British pound sterling and 5.5 million euro. As of December 31, 2007, the outstanding notional amounts were 11.8 million British pound sterling, 8 million euro and 36 million Norwegian kroner. As of December 31, 2008 and 2007, these contracts hedged foreign currency exposure of approximately $30.3 million and $41.0 million, respectively. The associated cash receipts are expected to be received in 2009 and 2010, during which time the revenue on the associated sales contracts is expected to be recognized. As of December 31, 2008 and 2007, the fair value of outstanding forward contracts totaled a net gain of $5.5 million and a loss of $823,000, respectively. As of December 31, 2008 and 2007, unrealized gains of $5.3 million and unrealized losses of $1.3 million, respectively were included in "Accumulated other comprehensive income" on the Company's Consolidated Balance Sheets. During 2008 and 2007, the Company recognized approximately $0.5 million and $1.0 million, respectively, in net reclassification adjustments, which reduced product revenue, as revenue on the associated sales contracts was recognized. The Company recognized a gain of approximately $369,000 in 2007 on the change in fair value of a forward contract between its inception and its designation as a cash flow hedge, which is included in "Other income (expense), net" in the accompanying Consolidated Statements of Operations.

NOTE 4 ACCOUNTS RECEIVABLE, NET

Net accounts receivable consisted of the following at December 31 (in thousands):

	2008	2007
Trade accounts receivable	$75,624	$11,569
Unbilled receivables	6,703	5,627
Advance billings	13,439	6,538
	95,766	23,734
Allowance for doubtful accounts	(99)	(99)
Accounts receivable, net	$95,667	$23,635

Unbilled receivables represent amounts where the Company has recognized revenue in advance of the contractual billing terms. Advance billings represent billings made based on contractual terms for which no revenue has yet been recognized.

As of December 31, 2008 and 2007, accounts receivable included $79.1 million and $9.7 million, respectively, due from U.S. government agencies and customers primarily serving the U.S. government. Of this amount, $6.6 million and $5.6 million, respectively, were unbilled, based upon contractual billing arrangements with these customers. Additionally, as of December 31, 2008, there were no accounts receivable from non-U.S. government customers greater than 10% of total accounts receivable. As of December 31, 2007, accounts receivable included $4.1 million from one non-U.S. government customer.

NOTE 5 INVENTORY

A summary of inventory follows (in thousands):

	December 31,	
	2008	2007
Components and subassemblies	$16,805	$20,814
Work in process	6,284	15,839
Finished goods	57,348	18,955
	$80,437	$55,608

As of December 31, 2008 and 2007, all of finished goods inventory was located at customer sites pending acceptance. At December 31, 2008, three customers accounted for $47.6 million of finished goods inventory. As of December 31, 2007, two customers accounted for $13.3 million of finished goods inventory.

During 2008, 2007 and 2006, the Company wrote off $1.0 million, $727,000 and $1.6 million, respectively, of inventory primarily related to the Cray XT product lines.

NOTE 6 PROPERTY AND EQUIPMENT, NET

A summary of property and equipment follows (in thousands):

	December 31, 2008	December 31, 2007
Land	$ 131	$ 131
Buildings	11,001	10,022
Furniture and equipment	13,254	12,232
Computer equipment	84,276	76,634
Leasehold improvements	2,968	2,959
	111,630	101,978
Accumulated depreciation and amortization	(93,234)	(84,934)
Property and equipment, net	$ 18,396	$ 17,044

Depreciation expense for 2008, 2007 and 2006 was $8.6 million, $11.2 million and $16.1 million, respectively.

NOTE 7 SERVICE INVENTORY, NET

A summary of service inventory follows (in thousands):

	December 31, 2008	December 31, 2007
Service inventory	$ 28,172	$ 28,890
Accumulated depreciation	(26,255)	(25,904)
Service inventory, net	$ 1,917	$ 2,986

NOTE 8 GOODWILL AND INTANGIBLE ASSETS

The following table provides information about activity in goodwill for the years ended December 31, 2008 and 2007, respectively (in thousands):

	2008	2007
Goodwill, at January 1	$ 65,411	$57,138
Goodwill impairment	(54,450)	—
Foreign currency translation adjustments	(10,961)	8,273
Goodwill, at December 31	$ —	$65,411

Intangible assets as of December 31, 2008 and 2007 consisted of net capitalized patent costs of $1.0 million and $1.2 million, respectively. Amortization expense for 2008, 2007 and 2006 was $174,000, $223,000 and $101,000, respectively.

NOTE 9 DEFERRED REVENUE

Deferred revenue consisted of the following (in thousands):

	December 31, 2008	December 31, 2007
Deferred product revenue	$ 43,295	$ 28,592
Deferred service revenue	42,551	31,470
Total deferred revenue	85,846	60,062
Less long-term deferred revenue	(18,154)	(11,745)
Deferred revenue in current liabilities	$ 67,692	$ 48,317

At December 31, 2008, three customers accounted for 46% of total deferred revenue. At December 31, 2007, two customers accounted for 51% of total deferred revenue.

NOTE 10 RESTRUCTURING AND SEVERANCE CHARGES

During 2008 and 2007, the Company did not have any restructuring actions. Activity during both years included payments related to previously announced actions. In 2007, a $48,000 adjustment was made to amounts previously estimated.

During 2006, the Company recognized net restructuring charges of $1.3 million, which is included in "Restructuring, severance and impairment" on the accompanying Consolidated Statements of Operations, all of which originated from actions arising during 2005. There were no new actions taken during 2006.

Activity related to the Company's restructuring liability during the years ended December 31 was as follows (in thousands):

	2008	2007	2006
Balance, January 1	$ 361	$1,063	$ 3,582
Additional restructuring charge	—	—	1,284
Payments	(89)	(665)	(3,849)
Adjustments to previously accrued amounts	—	(48)	(33)
Foreign currency translation adjustment	(7)	11	79
Total restructuring and severance liability, December 31	265	361	1,063
Less long-term restructuring and severance liability	(115)	(203)	—
Current restructuring and severance liability	$ 150	$ 158	$ 1,063

The current restructuring and severance liability is included in "Accrued payroll and related expenses" and the long-term restructuring and severance liability is included in "Other non-current liabilities" on the accompanying Consolidated Balance Sheets.

Financials

NOTE 11 COMMITMENTS AND CONTINGENCIES

The Company has recorded rent expense under leases for buildings or office space accounted for as operating leases in 2008, 2007 and 2006 of $3.6 million, $3.5 million and $3.5 million, respectively.

Minimum contractual commitments as of December 31, 2008, were as follows (in thousands):

	Operating Leases	Development Agreements
2009	$ 2,616	$34,779
2010	2,344	6,248
2011	2,303	15,000
2012	2,080	15,000
2013	2,111	—
Thereafter	7,880	—
Minimum contractual commitments	$19,334	$71,027

The above table excludes principal and interest due on the Notes described in Note 13 — *Convertible Notes Payable and Lines of Credit*. The Company expects that it likely will be required to repurchase all of the remaining principal amount of its Notes of $27.7 million pursuant to a put option held by the holders of the Notes on December 1, 2009. In its normal course of operations, the Company engages in development arrangements under which it hires outside engineering resources to augment its existing internal staff in order to complete research and development projects, or parts thereof. For the years ended December 31, 2008, 2007 and 2006, the Company incurred $18.5 million, $17.0 million and $23.9 million, respectively, for such arrangements.

Litigation

As of December 31, 2008, the Company had no material pending litigation.

Other

From time to time the Company is subject to various other legal proceedings that arise in the ordinary course of business or are not material to the Company's business. Additionally, the Company is subject to income taxes in the U.S. and several foreign jurisdictions and, in the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. Although the Company cannot predict the outcomes of these matters with certainty, the Company's management does not believe that the disposition of these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 12 INCOME TAXES

Under FAS 109, income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax assets and liabilities, which represent consequences of events that have been recognized differently in the financial statements under GAAP than for tax purposes. As of December 31, 2008, the Company had federal net operating loss carryforwards of approximately $266.3 million, of which approximately $21 million was related to stock-based income tax deductions in excess of amounts that have been recognized for financial reporting purposes. As of December 31, 2008, the Company had approximately $25 million of foreign net operating loss carryforwards. As of December 31, 2008, the Company had gross federal research and development tax credit carryforwards of approximately $13.4 million. The federal net operating loss carryforwards, if not utilized, will expire from 2012 through 2027, and the research and development tax credits will expire from 2009 through 2028, if not utilized. Generally, the Company's foreign net operating losses can be carried forward indefinitely. Utilization of the Company's federal net operating loss carryforwards may be limited in any one year if an ownership change, as defined in Section 382 of the Internal Revenue Code, has occurred.

Loss before income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2008	2007	2006
United States	$ 10,337	$(7,658)	$(10,550)
International	(41,296)	3,113	(918)
Total	$(30,959)	$(4,545)	$(11,468)

The provision (benefit) for income taxes related to operations consisted of the following (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Current provision (benefit):			
Federal	$ (55)	$ —	$ —
State	34	35	109
Foreign	1,096	929	617
Total current provision	1,075	964	726
Deferred provision (benefit):			
Federal	—	—	—
State	—	—	—
Foreign	(688)	210	(124)
Total deferred provision (benefit)	(688)	210	(124)
Total provision for income taxes	$ 387	$1,174	$ 602

The reconciliation of the federal statutory income tax rate to the Company's effective tax rate follows:

	Year Ended December 31,		
	2008	2007	2006
Federal statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal benefit	0.9	(6.3)	(3.6)
Foreign income taxes	5.0	(0.3)	5.0
Deemed dividends for U.S. income tax purposes	0.7	23.7	4.5
Meals and entertainment expense	0.4	2.2	1.3
Nondeductible expenses	0.4	3.1	2.4
Nondeductible goodwill	51.2	—	—
Disallowed compensation	1.9	—	—
Research and development tax credit	(3.8)	(17.5)	(7.6)
Other	—	0.3	(4.5)
Effect of change in valuation allowance on deferred tax assets	(20.4)	55.6	42.7
Effective income tax rate	1.3%	25.8%	5.2%

Significant components of the Company's deferred income tax assets and liabilities follow (in thousands):

	December 31,	
	2008	2007
Current:		
Deferred Income Tax Assets		
Inventory	$ 3,493	$ 2,421
Accrued compensation	2,013	2,741
Deferred service revenue	1,483	1,369
Other	474	—
Gross current deferred tax assets	7,463	6,531
Valuation allowance	(7,463)	(6,531)
Net current deferred tax assets	$ 0	$ 0
Long-Term:		
Deferred Income Tax Assets:		
Property and equipment	$ 2,190	$ 2,625
Research and experimentation credit carryforwards	13,440	13,209
Net operating loss carryforwards	107,989	118,056
Goodwill	1,838	—
Other	2,895	2,853
Gross long-term deferred tax assets	128,352	136,743
Valuation allowance	(126,165)	(134,259)
Net long-term deferred tax assets	2,187	2,484
Deferred Income Tax Liabilities:		
Other	987	1,972
Net long-term deferred tax liabilities	987	1,972
Net long-term deferred tax asset	$ 1,200	$ 512

The Company continues to provide a full valuation allowance against its net operating losses and other net deferred taxes arising in certain jurisdictions, primarily in the United States, as the realization of such assets is not considered to be more likely than not. The valuation allowance on deferred tax assets decreased by $7.2 million in 2008 and increased by $2.5 million and $3.8 million in 2007 and 2006, respectively.

Undistributed earnings of the Company's foreign subsidiaries are considered to be permanently reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with this hypothetical calculation.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48") on January 1, 2007. There was no financial statement impact from the adoption of FIN 48. As of December 31, 2008, the Company had recorded approximately $646,000 in liabilities related to unrecognized tax benefits for uncertain income tax positions. Recognition of these income tax benefits would affect the Company's effective income tax rate. Estimated interest and penalties are recorded as a component of interest expense and other expense, respectively. Such amounts were not material for 2008, 2007 and 2006.

The following table summarizes changes in the amount of the Company's unrecognized tax benefits for the years ended December 31, 2008 and 2007, respectively (in thousands):

Balance at January 1, 2007	$ 480
Increase related to current year income tax positions	510
Balance at December 31, 2007	$ 990
Increase related to prior year income tax positions	166
Decrease related to prior year income tax positions	(510)
Balance at December 31, 2008	$ 646

The Company or its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company defines its major tax jurisdictions to include Australia, the United Kingdom and the United States and is subject to income tax examination in those jurisdictions with respect to any year that an examination is not barred pursuant to the application of the applicable statute of limitations. During 2008, Cray U.K. Limited, a wholly-owned subsidiary of the Company, received notice from HM Revenue & Customs, which is the United Kingdom equivalent of the Internal Revenue Service, of its intent to open an inquiry into Cray U.K. Limited's 2005 and 2006 corporate income tax returns. At this time it is not possible to determine the extent or the outcome of such inquiry.

NOTE 13 CONVERTIBLE NOTES PAYABLE AND LINES OF CREDIT

In December 2004, the Company issued $80 million aggregate principal amount of Notes in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. These unsecured Notes bear interest at an annual rate of 3.0%, payable semiannually on June 1 and December 1 of each year through the maturity date of December 1, 2024.

The Notes are convertible, under certain circumstances, into the Company's common stock at an initial conversion rate of 51.8001 shares of common stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $19.31 per share of common stock (subject to adjustment in certain events). Upon conversion of the Notes, in lieu of delivering common stock, the Company may, at its discretion, deliver cash or a combination of cash and common stock.

The Notes are general unsecured senior subordinated obligations, ranking junior in right of payment to the Company's existing and future senior indebtedness, equally in right of payment with the Company's existing and future indebtedness or other obligations that are not, by their terms, either senior or subordinated to the Notes and senior in right of payment to the Company's future indebtedness that, by its terms, is subordinated to the Notes. In addition, the Notes are effectively subordinated to any of the Company's existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to the claims of all creditors of the Company's subsidiaries.

Holders may convert the Notes during a conversion period beginning with the mid-point date in a fiscal quarter to, but not including, the mid-point date (or, if that day is not a trading day, then the next trading day) in the immediately following fiscal quarter, if on each of at least 20 trading days in the period of 30 consecutive trading days ending on the first trading day of the conversion period, the closing sale price of the Company's common stock exceeds 120% of the conversion price in effect on that 30th trading day of such period. The "mid-point dates" for the fiscal quarters are February 15, May 15, August 15 and November 15. Holders may also convert the Notes if the Company has called the Notes for redemption or, during prescribed periods, upon the occurrence of specified corporate transactions or a fundamental change, in each case as described in the indenture governing the Notes. As of December 31, 2008, 2007 and 2006, none of the conditions for conversion of the Notes were satisfied.

The Company may, at its option, redeem all or a portion of the Notes for cash at any time beginning on December 1, 2007, and prior to December 1, 2009, at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest plus a make whole premium of $150.00 per $1,000 principal amount of Notes, less the amount of any interest actually paid or accrued and unpaid on the Notes prior to the redemption date, if the closing sale price of the Company's common stock exceeds 150% of the conversion price for at least 20 trading days in the 30-trading day period ending on the trading day prior to the date of mailing of the redemption notice. On or after December 1, 2009, the Company may redeem for cash all or a portion of the Notes at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest. Holders may require the Company to purchase all or a part of their Notes for cash at a purchase price of 100% of the principal amount of the Notes plus accrued and unpaid interest on December 1, 2009, December 1, 2014, and December 1, 2019, or upon the occurrence of certain events provided in the indenture governing the Notes.

During the fourth quarter of 2008, the Company repurchased $52.3 million principal amount of Notes for $47.7 million. A non-operating gain of $4.0 million was recorded during the fourth quarter of 2008. Remaining outstanding Notes, with an aggregate principal balance of $27.7 million, are due in 2024. The Company expects these Notes to be put to it on December 1, 2009, and therefore the outstanding balance as of December 31, 2008 is classified as current.

In connection with the issuance of the Notes, the Company incurred $3.4 million of issuance costs, which primarily consisted of investment banker fees, legal and other professional fees. These costs are being amortized using the effective interest method to interest expense over the five-year period from December 2004 through November 2009. During 2008, $581,000 in debt issuance costs was amortized to interest expense. Unamortized debt issuance costs associated with the Notes repurchased in the fourth quarter of 2008 of $533,000 were written off and reduced the gain on the repurchase of the Notes. During 2007 and 2006, $688,000 and $683,000, respectively, was amortized into interest expense. As of December 31, 2008 and 2007, the unamortized balance of these costs was $221,000 and $1.3 million, respectively.

Lines of Credit

In August 2008, the Company amended its existing Credit Agreement with Wells Fargo Bank, N.A. which reduced the total availability under the line of credit to $1.4 million from $10.0 million. The line of credit expires in June 2009. The Company's requirement to maintain a pledged collateral account containing cash, cash equivalents and other securities valued at not less than the maximum amount allowed under the line of credit was also reduced to $1.4 million. The Company receives all interest and other earnings on the collateral account, unless otherwise notified by the lender. The Credit Agreement provides support for the Company's existing letters of credit, the balance of which was $190,000 as of December 31, 2008. The available borrowing base under the Credit Agreement is reduced by the amount of outstanding letters of credit at that date. Therefore, the Company was eligible to use $1.2 million of the line of credit as of December 31, 2008.

NOTE 14 SHAREHOLDERS' EQUITY

Preferred Stock: The Company has 5,000,000 shares of undesignated preferred stock authorized, and no shares of preferred stock outstanding.

Common Stock: In December 2006, the Company completed a public offering of 8,625,000 shares of newly issued common stock at a public offering price of $10.00 per share. The Company received net proceeds of $81.3 million from the offering, after underwriting discount and selling expenses.

In June 2006, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the number of authorized shares of common stock from 150 million to 300 million and also approved a one-for-four reverse stock split of the Company's authorized and outstanding common stock. These concurrent approvals resulted in 75 million authorized shares of the Company's common stock with a par value of $0.01 per share.

During 2005, the Company repriced 318,565 stock options to an exercise price of $5.96 per share (the market price of the Company's common stock on the date of the repricing). Additionally, the Company accelerated the vesting of 1.2 million stock options such that these options would become immediately exercisable. The acceleration eliminated future compensation expense that the Company would have recognized in its Consolidated Statements of Operations with respect to these options upon the adoption of FAS 123R.

Exchangeable Shares: Shares of exchangeable stock were issued by one of the Company's Nova Scotia subsidiaries in connection with the April 2004 acquisition of OctigaBay. As of December 31, 2008 and 2007, no exchangeable shares were outstanding.

Warrants: At December 31, 2008, the Company had outstanding and exercisable warrants to purchase an aggregate of 1,284,852 shares of common stock at an exercise price of $10.12 per share. These warrants expire on June 21, 2009.

On February 27, 2007, a warrant for 50,000 shares of common stock was exercised, and the Company issued 25,194 shares in the net exercise transaction.

Restricted Stock and Restricted Stock Units: During 2008, 2007 and 2006, respectively, the Company issued an aggregate of 453,808, 65,501, and 354,993 shares of restricted stock and restricted stock units, respectively, to certain directors, executives and managers. The fair value of these grants was approximately $2.9 million, $0.5 million and $3.6 million for 2008, 2007 and 2006, respectively. Stock compensation expense is recorded over the vesting period, which is generally two years for non-employee directors and four years for officers and employees of the Company. As of December 31, 2008, $3.7 million remains to be expensed over the remaining vesting periods of these grants.

The Company may issue restricted stock units to employees. Restricted stock units have similar vesting characteristics as restricted stock but are not outstanding shares and do not have any voting or dividend rights. The Company records stock-based compensation expense over the vesting period. Once a restricted stock unit vests, a share of common stock of the Company will be issued. As of December 31, 2008, the Company had issued and outstanding 5,000 restricted stock units.

Stock Option Plans: As of December 31, 2008, the Company had five active stock option plans that provide shares available for option grants to employees, directors and others. Options granted to employees under the Company's option plans generally vest over four years or as otherwise determined by the plan administrator; however, options granted during 2005 were generally granted with full vesting on or before December 31, 2005, in order to avoid additional expense related to the options under the implementation of FAS 123R and to enhance short-term retention. Options to purchase shares expire no later than ten years after the date of grant.

A summary of the Company's stock option activity and related information follows:

	Options	Weighted Average Exercise Price	Remaining Contractual Term
Outstanding at January 1, 2006	4,500,145	$16.56	
Granted	725,430	10.44	
Exercised	(381,890)	6.87	
Canceled	(976,270)	23.25	
Outstanding at December 31, 2006	3,867,415	14.68	
Granted	60,500	8.80	
Exercised	(163,189)	7.80	
Canceled	(435,928)	16.44	
Outstanding at December 31, 2007	3,328,798	14.68	
Granted	891,350	6.50	
Exercised	(8,697)	5.82	
Canceled	(455,557)	18.49	
Outstanding at December 31, 2008	3,755,894	12.30	6.4 years
Exercisable at December 31, 2008	2,549,394	14.54	5.1 years
Available for grant at December 31, 2008	1,587,366		

As of December 31, 2008, there was no aggregate intrinsic value of outstanding or exercisable stock options. Intrinsic value is the total pretax intrinsic value for all "in-the-money" options (i.e., the difference between the Company's closing stock price on the last trading day of 2008 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options as of December 31, 2008. This amount changes, based on the fair market value of the Company's stock. Total intrinsic value of options exercised was $2,800 for the year ended December 31, 2008 and $884,000 for the year ended December 31, 2007. Weighted average fair value of options granted during the year ended December 31, 2008 was $3.50 per share.

A summary of the Company's unvested restricted stock and restricted stock unit grants and changes during the years ended December 31 was as follows:

	Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2006	491,250	$ 5.96
Granted during 2006	354,993	10.08
Outstanding at December 31, 2006	846,243	7.69
Granted during 2007	65,501	7.51
Forfeited during 2007	(7,900)	10.56
Vested during 2007	(527,638)	6.10
Outstanding at December 31, 2007	376,206	9.82
Granted during 2008	453,808	6.35
Forfeited during 2008	(16,775)	8.65
Vested during 2008	(189,365)	9.72
Outstanding at December 31, 2008	623,874	7.36

The aggregate fair value of restricted shares vested during 2008 and 2007 was $0.6 million and $4.1 million, respectively.

As of December 31, 2008, the Company had $8.2 million of total unrecognized compensation cost related to unvested stock options and unvested restricted stock grants and restricted stock units, which is expected to be recognized over a weighted average period of 2.5 years.

Outstanding and exercisable options by price range as of December 31, 2008, were as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices per Share	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.00 – $ 4.00	93,778	6.9	$ 3.71	83,778	$ 3.80
$ 4.01 – $ 8.00	1,508,419	7.6	$ 6.44	624,910	$ 6.28
$ 8.01 – $10.00	209,622	5.1	$ 9.32	205,851	$ 9.33
$10.01 – $12.00	900,944	6.8	$10.68	591,724	$10.74
$12.01 – $14.00	169,540	5.6	$13.66	169,540	$13.66
$14.01 – $16.00	299,213	5.1	$14.86	299,213	$14.86
$16.01 – $52.40	574,378	3.9	$30.96	574,378	$30.96
$ 0.00 – $52.40	3,755,894	6.4	$12.30	2,549,394	$14.54

Financials

The following table (in thousands) sets forth the share-based compensation cost resulting from stock options and stock grants recorded in the Company's Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
Cost of product revenue	$ 100	$ 86	$ 60
Cost of service revenue	199	143	101
Research and development	1,268	1,085	386
Sales and marketing	524	422	334
General and administrative	1,283	1,453	1,218
Total share-based compensation expense	$3,374	$3,189	$2,099

Employee Stock Purchase Plan: In 2001, the Company established an ESPP, which received shareholder approval in May 2002. The maximum number of shares of the Company's common stock that employees could acquire under the ESPP is 1,000,000 shares. Eligible employees are permitted to acquire shares of the Company's common stock through payroll deductions not exceeding 15% of base wages. The purchase price per share under the ESPP is 95% of the closing market price on the fourth business day after the end of each offering period. As of December 31, 2008 and 2007, 703,478 and 587,302 shares, respectively, had been issued under the ESPP.

NOTE 15 BENEFIT PLANS

401(k) Plan

The Company has a retirement plan covering substantially all U.S. employees that provides for voluntary salary deferral contributions on a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company matches 25% of employee contributions each calendar year, comprised of a 12.5% match of employee contributions in common stock made in quarterly installments and a 12.5% match determined annually by the Board of Directors and payable in cash and/or common stock of the Company. During 2008 and 2007, the Company matched 25% of employee contributions while in 2006, the Company matched 6.25% of employee contributions. In the past three years, all of the Company matches have been made with the Company's common stock. The 2008, 2007 and 2006 Company match expense was $1.7 million, $1.6 million and $347,000, respectively.

Pension Plan

The Company's German subsidiary maintains a defined benefit pension plan. At December 31, 2008 and 2007, the Company recorded a liability of $2.2 million, which approximates the excess of the projected benefit obligation over plan assets of $793,000 and $788,000, respectively. Plan assets are invested in insurance policies payable to employees. Net pension expense was not material for any period. Contributions to the plan are not expected to be significant to the financial position of the Company. The Company's adoption of FAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)"*, did not have a material impact on the financial position of the Company.

NOTE 16 SEGMENT INFORMATION

FAS No. 131, *Disclosure about Segments of an Enterprise and Related Information* ("FAS 131"), establishes standards for reporting information about operating segments and for related disclosures about products, services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding allocation of resources and assessing performance. Cray's chief decision-maker, as defined under FAS 131, is the Chief Executive Officer. During 2008, 2007 and 2006, Cray had one operating segment.

Product and service revenue and long-lived assets classified by significant country were as follows (in thousands):

	United States	All Other Countries	Total
For the year ended December 31, 2008:			
Product revenue	$195,325	$23,645	$218,970
Service revenue	$ 41,187	$22,696	$ 63,883
Long-lived assets	$ 22,413	$ 3,737	$ 26,150
For the year ended December 31, 2007:			
Product revenue	$ 83,704	$49,751	$133,455
Service revenue	$ 31,724	$20,974	$ 52,698
Long-lived assets	$ 35,012	$57,894	$ 92,906
For the year ended December 31, 2006:			
Product revenue	$ 76,370	$86,425	$162,795
Service revenue	$ 37,979	$20,243	$ 58,222
Long-lived assets	$ 41,554	$49,155	$ 90,709

Revenue attributed to foreign countries is derived from sales to external customers. Revenue derived from U.S. government agencies or commercial customers primarily serving the U.S. government, and therefore under its control, totaled approximately $230.0 million, $110.9 million and $105.4 million in 2008, 2007 and 2006, respectively. In 2008, one customer accounted for an aggregate of approximately 46% of total revenue. In 2007, three customers accounted for an aggregate of approximately 58% of total revenue. In 2006, two customers contributed approximately 33% of total revenue. In 2008, no single foreign country accounted for more than 10% of the Company's revenue. In 2007, revenue in the United Kingdom accounted for 24% of total revenue. In 2006, revenue in Korea accounted for 20% of total revenue, and revenue in the United Kingdom accounted for 15% of total revenue.

As discussed in *Note 2 — Summary of Significant Accounting Policies*, the Company had no goodwill balance as of December 31, 2008. In 2007, goodwill was a significant portion of the long-lived asset balances of the Company's foreign subsidiaries comprising of foreign long-lived asset balances.

NOTE 17 RESEARCH AND DEVELOPMENT

The details for the Company's net research and development costs for the years ended December 31 follow (in thousands):

	December 31,		
	2008	2007	2006
Gross research and development expenses	$ 95,757	$ 90,090	$ 99,061
Less: Amounts included in cost of revenue	(378)	(793)	(17,012)
Less: Reimbursed research and development (excludes amounts in revenue)	(43,604)	(51,414)	(53,007)
Net research and development expenses	$ 51,775	$ 37,883	$ 29,042

NOTE 18 INTEREST INCOME (EXPENSE)

The detail of interest income (expense) for the years ended December 31 follows (in thousands):

	2008	2007	2006
Interest income	$ 3,551	$ 7,046	$ 2,525
Interest expense	(2,764)	(3,206)	(4,620)
Net interest income (expense)	$ 787	$ 3,840	$(2,095)

Interest income is earned by the Company on cash and cash equivalent and short-term investment balances.

Interest expense consisted of $2.1 million in 2008 and $2.4 million in both 2007 and 2006 of interest on the Notes; $581,000, $688,000 and $1.6 million, respectively, of noncash amortization of capitalized issuance costs, and $21,000, $13,000 and $390,000, respectively, of interest and fees on the line of credit.

NOTE 19 RELATED PARTY TRANSACTION

In September 2007, the Company entered into a porting and software reseller agreement with Interactive Supercomputing Inc. ("ISC"). The Chief Executive Officer of ISC is a director of the Company. Under the terms of the agreement, the Company made payments to ISC of $100,000 in 2007 and $100,000 in February 2008 for software licenses and services. The Audit Committee of the Board of Directors reviewed and approved the terms of this agreement prior to its execution.

NOTE 20 QUARTERLY DATA (UNAUDITED)

The following table presents unaudited quarterly financial information for the two years ended December 31, 2008. In the opinion of management, this information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation thereof.

The operating results are not necessarily indicative of results for any future periods. Quarter-to-quarter comparisons should not be relied upon as indicators of future performance. The Company's operating results are subject to quarterly fluctuations as a result of a number of factors.

(In thousands, except per share data)

For the Quarter Ended	2008				2007			
	3/31	6/30	9/30	12/31	3/31	6/30	9/30	12/31
Revenue	$ 26,128	$46,733	$54,593	$155,399	$47,109	$26,625	$54,989	$57,430
Cost of revenue	14,771	31,244	26,628	99,134	31,575	15,887	32,840	40,420
Gross profit	11,357	15,489	27,965	56,265	15,534	10,738	22,149	17,010
Research and development, net	13,719	11,890	12,364	13,802	7,880	8,859	9,067	12,077
Sales and marketing	5,382	5,848	6,135	7,623	5,268	5,123	5,423	6,323
General and administrative	3,696	3,465	3,775	5,806	4,280	3,822	3,340	3,514
Restructuring, severance and impairment	—	—	—	54,450	10	—	—	(58)
Net income (loss)	(10,632)	(5,027)	5,005	(20,692)	(841)	(6,384)	5,101	(3,595)
Net income (loss) per common share, basic	$ (0.33)	$ (0.15)	$ 0.15	$ (0.63)	$ (0.03)	$ (0.20)	$ 0.16	$ (0.11)
Net income (loss) per common share, diluted	$ (0.33)	$ (0.15)	$ 0.15	$ (0.63)	$ (0.03)	$ (0.20)	$ 0.16	$ (0.11)

Diluted net income per common share for the third quarter of 2008 includes approximately 33,000 equivalent shares for outstanding employee stock options, warrants, unvested restricted stock grants and shares issuable if the Notes were converted. Diluted net income per common share for the third quarter of 2007 includes approximately 155,000 equivalent shares for outstanding employee stock options, warrants, unvested restricted stock grants and shares issuable if the Notes were converted.

NOTE 21 SUBSEQUENT EVENT

In February 2009, the Company commenced a tender offer to purchase up to 2,137,485 of eligible vested and unvested employee and director stock options outstanding. The tender offer is for options with a grant price of $8.00 or more, which were granted prior to May 2007. The tender offer is expected to continue through March 20, 2009. If all eligible stock options are tendered for purchase by the Company, the Company expects to pay approximately $765,000. The accounting impact of this tender offer will be determined on the date any stock options are purchased. The aggregate amount of cash payments made in exchange for options will be charged to shareholders' equity to the extent that the amount does not exceed the fair value of the options accepted for payment. Any amounts paid in excess of fair value, as determined at the purchase date, will be recorded as compensation expense. For unvested stock options that are purchased, the amount of compensation cost measured at the grant date but not yet recognized will be recognized at the option purchase date. Total unvested compensation expense of the eligible options was $1.9 million at December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Cray Inc.

We have audited the accompanying consolidated balance sheets of Cray Inc. and Subsidiaries ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cray Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The financial statement schedule listed in the index at Item 15(a)(2) is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule, for the years ended December 31, 2008, 2007, and 2006, has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2009, expressed an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ PETERSON SULLIVAN LLP

Seattle, Washington
March 13, 2009

Schedule II — Valuation and Qualifying Accounts
December 31, 2008
(In Thousands)

Description	Balance at Beginning of Period	Charge/(Benefit) to Expense	Deductions	Balance at End of Period
Year ended December 31, 2006:				
Allowance for doubtful accounts	$193	$(17)	$ (77)(1)	$99
Warranty accrual	$ —	$ —	$ —	$—
Year ended December 31, 2007:				
Allowance for doubtful accounts	$ 99	$327	$(327)(1)	$99
Warranty accrual	$ —	$ —	$ —	$—
Year ended December 31, 2008:				
Allowance for doubtful accounts	$ 99	$ —	$ —	$99
Warranty accrual	$ —	$ —	$ —	$—

(1) Represents uncollectible accounts written off, net of recoveries.

Financials

(This page intentionally left blank)

(This page intentionally left blank)

Investor Information

BOARD OF DIRECTORS

Stephen C. Kiely
Private Investor

William C. Blake
Chief Executive Officer
Interactive Supercomputing, Inc.

John B. Jones, Jr.
Private Investor

Frank L. Lederman
Private Investor

Sally G. Narodick
Private Investor

Daniel C. Regis
Managing Director
Digital Partners

Stephen C. Richards
Private Investor

Peter J. Ungaro
President and
Chief Executive Officer
Cray Inc.

EXECUTIVE OFFICERS

Peter J. Ungaro
President and
Chief Executive Officer

Brian C. Henry
Executive Vice President
and Chief Financial Officer

Kenneth W. Johnson
Senior Vice President,
General Counsel
and Corporate Secretary

Wayne J. Kugel
Senior Vice President

Ian W. Miller
Senior Vice President

Charles A. Morreale
Vice President

Steven L. Scott
Senior Vice President
and Chief Technology Officer

Margaret A. Williams
Senior Vice President

SHAREHOLDER SERVICES

BNY Mellon Shareowner Services, our transfer agent and registrar, can be contacted as indicated below to help you with a variety of shareholder-related services including:

- Change of address
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services
- Account consolidation

BNY Mellon Shareowner Services
Shareholder Relations
P. O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

www.bnymellon.com/shareowner/isd

Telephone: 877-522-7762
TDD for Hearing Impaired:
800-231-5469
Foreign Shareholders:
201-680-6578
TDD Foreign Shareholders:
201-680-6610

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, our other SEC reports and filings, our Code of Business Conduct, Corporate Governance Guidelines, the charters of our Board committees and other governance documents and information are available on our website, www.cray.com, under "Investors."

You may also obtain a copy of our Form 10-K filed with the SEC and other company information, without charge, by writing or calling:

Cray Inc.
Investor Relations
901 Fifth Avenue
Suite 1000
Seattle, WA 98164
Telephone: 866-729-2729

Shareholders who own Cray stock through a brokerage account and receive multiple copies of this annual report can contact their broker to request consolidation of their accounts.

CRAY ANNUAL MEETING

MAY 13, 2009 - 3:00 P.M.
901 Fifth Avenue
Fifth Avenue Conference Room
Seattle, WA 98164

CORPORATE HEADQUARTERS

Cray Inc.
901 Fifth Avenue
Suite 1000
Seattle, WA 98164
206-701-2000
206-701-2500 fax

OTHER PRINCIPAL OFFICES

1050 Lowater Road
Chippewa Falls, WI 54729-0080

1340 Mendota Heights Road
Mendota Heights, MN 55120-1128

6200 Bridgeport Parkway
Building 4, Suite 100A
Austin, TX 78730

INTERNET

E-Mail
ir@cray.com

Website
www.cray.com

LEGAL COUNSEL

Stoel Rives LLP
Seattle, WA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Peterson Sullivan LLP
Seattle, WA

STOCK MARKET INFORMATION

Cray Inc. common stock is traded on the Nasdaq Global Market under the symbol CRAY.

EQUAL OPPORTUNITY

Cray is an equal opportunity employer.